UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-14930

HSBC Holdings plc

8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X             Form 40-F ......

This Report on Form 6-K with respect to our quarterly results for the three-month and nine-month periods ended September 30, 2024 is hereby incorporated by reference in HSBC Holdings plc’s registration statement on Form F-3 (File No. 333-277306).

Neither our website referred to herein, nor any of the information contained on our website, is incorporated by reference in the Form 6-K.

29 October 2024
HSBC Holdings plc Earnings Release 3Q24

Georges Elhedery, Group Chief Executive, said:
“We delivered another good quarter, which shows that our strategy is working. There was strong revenue growth and good performances in Wealth and Wholesale Transaction Banking. Our strong organic capital generation enables us to announce a further $4.8bn of distributions in respect of the third quarter, which bring the total distributions announced so far in 2024 to $18.4bn.
I’m committed to building on this strong platform for growth. HSBC is a highly connected, global business and the plans we set out last week aim to increase our leadership and market share in areas where we have competitive advantage, deliver best-in-class products and service excellence to our customers, and create a simpler, more dynamic, more agile organisation with clearer lines of accountability and faster decision-making. We will begin to implement these plans immediately and will share further details as part of a business update alongside our full-year results in February.”

Financial performance in 3Q24
–Profit before tax increased by $0.8bn to $8.5bn compared with 3Q23, primarily due to revenue growth in Wealth and Personal Banking (‘WPB‘), and in Foreign Exchange, Equities and Global Debt Markets in Global Banking and Markets (‘GBM‘). Profit before tax in 3Q24 included a $0.3bn loss on the early redemption of legacy securities. The 3Q23 period included $0.6bn of disposal losses relating to Treasury repositioning and risk management, which was partly offset by a $0.2bn gain on foreign exchange hedges relating to the disposal of our banking business in Canada. Profit after tax of $6.7bn was $0.5bn higher than in 3Q23.
–Constant currency profit before tax excluding notable items increased by $0.8bn to $8.7bn compared with 3Q23, as revenue growth and lower expected credit losses and other impairment charges (‘ECL‘) were partly offset by a rise in operating expenses. This included a $0.2bn adverse impact from strategic transactions.
–Revenue increased by $0.8bn or 5% to $17.0bn compared with 3Q23. The growth in revenue reflected higher customer activity in our Wealth products in WPB, supported by volatile market conditions, and in Foreign Exchange, Equities and Global Debt Markets in GBM. Revenue in 3Q24 included a $0.3bn loss on the early redemption of legacy securities and a loss of $0.1bn from Treasury repositioning and risk management actions. On a constant currency basis, revenue rose by 7% to $17.0bn compared with 3Q23.
–Net interest income (‘NII‘) of $7.6bn fell by $1.6bn compared with 3Q23, reflecting reductions due to business disposals, higher interest expense on liabilities and a loss on the early redemption of legacy securities. It also included an increase in funding costs associated with redeployment of our commercial surplus into the trading book, where the related revenue is recognised in ‘net income from financial instruments held for trading or managed on a fair value basis‘. Banking net interest income (‘banking NII‘) fell by $1.0bn or 9% compared with 3Q23, as increased deployment of our commercial surplus to the trading book only partly mitigated the reductions in NII. NII fell by $0.6bn compared with 2Q24, while the funding costs associated with funding the trading book increased by $0.3bn, which resulted in a fall in banking NII of $0.3bn.
–Net interest margin (‘NIM’) of 1.46% decreased by 24 basis points (‘bps‘) compared with 3Q23, mainly due to higher interest expense on liabilities because of higher interest rates. NIM decreased by 16bps compared with 2Q24, reflecting higher interest expense on liabilities and an impact from the early redemption of legacy securities.
–ECL of $1.0bn were $0.1bn lower than in 3Q23, primarily reflecting lower charges in the mainland China commercial real estate sector in Commercial Banking (‘CMB‘) and GBM, in part offset by an increase in ECL charges in WPB. ECL in 3Q24 comprised charges in CMB and GBM of $0.5bn, including against exposures in the onshore Hong Kong commercial real estate ($0.1bn) and mainland China commercial real estate sectors ($0.1bn), while charges in WPB of $0.5bn primarily related to our legal entities in Mexico, Hong Kong and in HSBC UK.
–Operating expenses of $8.1bn were $0.2bn or 2% higher than in 3Q23. The growth was primarily due to higher spend and investment in technology and the impacts of inflation, in part mitigated by continued cost discipline and the impact of our disposals in Canada and France. Target basis operating expenses were $0.4bn or 5% higher than in 3Q23, while they fell by 1% compared with 2Q24 driven by lower marketing costs and a lower performance-related pay accrual.
–Customer lending balances increased by $30bn compared with 2Q24. On a constant currency basis, lending balances increased by $2bn, including growth in WPB and CMB, notably in HSBC UK, while term lending balances decreased in GBM, notably in our main legal entity in Asia.
–Customer accounts increased by $67bn compared with 2Q24. On a constant currency basis, customer accounts increased by $20bn, mainly in our legal entity in Hong Kong due to an increase in term deposits prior to interest rate reductions and from short-term inflows into customer accounts amid equity market volatility. Deposits in GBM were broadly stable as an outflow of a large short-term deposit from a single client was partly offset by balance growth, notably in our legal entities in mainland China and the US.
–Common equity tier 1 (‘CET1’) capital ratio of 15.2% increased by 0.2 percentage points compared with 2Q24, mainly driven by capital generation, partly offset by the share buy-back announced at our interim results and an increase in risk-weighted assets (‘RWAs‘).
–The Board has approved a third interim dividend of $0.10 per share. On 25 October 2024, we completed the $3bn share buy-back announced at our interim results. We now intend to initiate a share buy-back of up to $3bn, which we expect to complete within the four-month period before our 2024 full-year results announcement.

HSBC Holdings plc Earnings Release 3Q24 on Form 6-K	1

Earnings Release 3Q24 on Form 6-K

Financial performance in 9M24
–Profit before tax increased by $0.7bn to $30.0bn compared with 9M23, including a $0.2bn net favourable revenue impact of notable items relating to gains and losses recognised on certain strategic transactions. Profit after tax increased by $0.1bn to $24.4bn compared with 9M23.
–In 9M24, we completed the disposal of our banking business in Canada, recognising a gain of $4.8bn. We also recognised a $1.2bn impairment following the classification of our business in Argentina as held for sale. Results in 9M23 included the impact of a $2.1bn reversal of an impairment relating to the sale of our retail banking operations in France, which was subsequently reinstated in 4Q23 prior to completion, and a $1.6bn gain recognised on the acquisition of Silicon Valley Bank UK Limited (‘SVB UK‘). In addition, the 9M24 period included a $0.3bn loss on the early redemption of legacy securities, while 9M23 included $0.6bn of disposal losses relating to Treasury repositioning and risk management.
–Constant currency profit before tax excluding notable items increased by $0.7bn to $26.8bn compared with 9M23, as revenue growth and lower ECL charges were partly offset by a rise in operating expenses.
–Revenue increased by $1.3bn or 2% to $54.3bn compared with 9M23, including the gains and losses on certain strategic transactions described above and a $0.3bn loss on the early redemption of legacy securities. The growth in revenue reflected the impact of higher customer activity in our Wealth products in WPB, and in Equities and Securities Financing in GBM.
–NII of $24.5bn fell by $3.0bn compared with 9M23, reflecting reductions due to business disposals, higher interest expense in part due to deposit migration, and higher funding costs associated with the redeployment of our commercial surplus to the trading book, where the related revenue is recognised in ‘net income from financial instruments held for trading or managed on a fair value basis‘. Banking NII fell by $0.5bn or 2% compared with 9M23, as increased deployment of our commercial surplus to the trading book only partly mitigated the reductions in NII, including the adverse impact of foreign currency translation differences.
–Constant currency revenue excluding notable items rose by $1.7bn to $50.9bn compared with 9M23, notably in Wealth in WPB, and in Equities and Securities Financing in GBM.
–NIM of 1.57% decreased by 13bps compared with 9M23 due to higher interest expense on liabilities because of higher interest rates and increased deployment of our commercial surplus to the trading book.
–ECL were $2.1bn, a reduction of $0.4bn compared with 9M23. The reduction included lower charges relating to exposures in the commercial real estate sector in mainland China, and lower charges in HSBC UK, partly offset by higher ECL charges in WPB, notably against unsecured lending in our legal entity in Mexico. Annualised ECL charges were 28bps of average gross loans, including loans and advances classified as held for sale.
–Operating expenses increased by $1.0bn or 4% to $24.4bn compared with 9M23, mainly due to higher spend and investment in technology and the impacts of inflation, while the performance-related pay accrual was higher than in 9M23. These increases were partly offset by reductions related to our business disposals in Canada and France. Target basis operating expenses rose by $1.4bn or 6% compared with 9M23. Target basis operating expenses are measured on a constant currency basis, excluding notable items, the impact of retranslating the results of hyperinflationary economies at constant currency, and the direct costs from the sales of our French retail banking operations and our banking business in Canada.

Outlook
–Our guidance remains unchanged from that set out at our Interim results on 31 July 2024.
–We continue to target a mid-teens return on average tangible equity (‘RoTE‘) in 2024 and 2025, excluding the impact of notable items, while acknowledging the outlook for interest rates has changed, and been volatile, since our 1H24 results announcement in July.
–Our banking NII guidance of around $43bn for 2024 remains unchanged and we continue to target cost growth of approximately 5% for 2024 compared with 2023, on a target basis. ECL charges as a percentage of average gross loans in 2024 are expected to be within our medium-term planning range of 30bps to 40bps (including customer lending balances transferred to held for sale).
–Our guidance reflects our current outlook for the global macroeconomic environment, including customer and financial markets activity. This includes our modelling of a number of market-dependent factors, such as market-implied interest rates (as of mid-October 2024), as well as customer behaviour and activity levels.
–We intend to manage our CET1 capital ratio within our medium-term target range of 14% to 14.5%, with a dividend payout ratio target basis of 50% for 2024, which excludes material notable items and related impacts.
–We continue to make progress on reshaping the Group. We expect to complete the sale of our business in Argentina in 4Q24. On completion, cumulative foreign currency translation reserves and other reserves will recycle to the income statement. These impacts have already been recognised in capital. At 30 September 2024, foreign currency translation reserve and other reserve losses stood at $5.1bn.
    Note: we do not reconcile our forward guidance on RoTE excluding notable items, target basis operating expenses, dividend payout ratio target basis or banking NII to their equivalent reported measures.

2	HSBC Holdings plc Earnings Release 3Q24 on Form 6-K

Cautionary statement regarding forward-looking statements
This Earnings Release 3Q24 on Form 6-K contains certain forward-looking statements with respect to HSBC’s: financial condition; results of operations and business, including the strategic priorities; financial, investment and capital targets; and ESG targets, commitments and ambitions described herein.
Statements that are not historical facts, including statements about HSBC’s beliefs and expectations, are forward-looking statements. Words such as ‘may’, ‘will’, ‘should’, ‘expects’, ‘targets’, ‘anticipates’, ‘intends’, ‘plans’, ‘believes’, ‘seeks’, ‘estimates’, ‘potential’ and ‘reasonably possible’, or the negative thereof, other variations thereon or similar expressions are intended to identify forward-looking statements. These statements are based on current plans, information, data, estimates and projections, and therefore undue reliance should not be placed on them. Forward-looking statements speak only as of the date they are made. HSBC makes no commitment to revise or update any forward-looking statements to reflect events or circumstances occurring or existing after the date of any forward-looking statements.
Written and/or oral forward-looking statements may also be made in the periodic reports to the US Securities and Exchange Commission, summary financial statements to shareholders, offering circulars and prospectuses, press releases and other written materials, and in oral statements made by HSBC’s Directors, officers or employees to third parties, including financial analysts.
Forward-looking statements involve inherent risks and uncertainties. Readers are cautioned that a number of factors could cause actual results to differ, in some instances materially, from those anticipated or implied in any forward-looking statement.
These include, but are not limited to:
–changes in general economic conditions in the markets in which we operate, such as new, continuing or deepening recessions, prolonged inflationary pressures and fluctuations in employment levels and the creditworthiness of customers beyond those factored into consensus forecasts; the Russia-Ukraine war, the Israel-Hamas war and the broader conflict in the Middle East and their impact on global economies and the markets where HSBC operates, which could have a material adverse effect on (among other things) our financial condition, results of operations, prospects, liquidity, capital position and credit ratings; deviations from the market and economic assumptions that form the basis for our ECL measurements (including, without limitation, as a result of the Russia-Ukraine war, the Israel-Hamas war and the broader conflict in the Middle East, inflationary pressures, commodity price changes, and ongoing developments in the commercial real estate sector in mainland China); potential changes in HSBC’s dividend policy; changes and volatility in foreign exchange rates and interest rates levels, including the accounting impact resulting from financial reporting in respect of hyperinflationary economies; volatility in equity markets; lack of liquidity in wholesale funding or capital markets, which may affect our ability to meet our obligations under financing facilities or to fund new loans, investments and businesses; geopolitical tensions or diplomatic developments producing social instability or legal uncertainty, such as the Russia-Ukraine war, the Israel-Hamas war or the broader conflict in the Middle East (including the continuation and escalation thereof) and the related imposition of sanctions and trade restrictions, supply chain restrictions and disruptions, sustained increases in energy prices and key commodity prices, claims of human rights violations, diplomatic tensions, including between China and the US, the UK, the EU, India and other countries, and developments in Hong Kong and Taiwan, alongside other potential areas of tension, which may adversely affect HSBC by creating regulatory, reputational and market risks; the efficacy of government, customer, and HSBC’s actions in managing and mitigating ESG risks, in particular climate risk, nature-related risks and human rights risks, and in supporting the global transition to net zero carbon emissions, each of which can impact HSBC both directly and indirectly through our customers and which may result in potential financial and non-financial impacts; illiquidity and downward price pressure in national real estate markets; adverse changes in central banks’ policies with respect to the provision of liquidity support to financial markets; heightened market concerns over sovereign creditworthiness in over-indebted countries; adverse changes in the funding status of public or private defined benefit pensions; societal shifts in customer financing and investment needs, including consumer perception as to the continuing availability of credit; exposure to counterparty risk, including third parties using us as a conduit for illegal activities without our knowledge; the discontinuation of certain key Ibors and the transition of the remaining legacy Ibor contracts to near risk-free benchmark rates, which continues to expose HSBC to some financial and non-financial risks; and price competition in the market segments we serve;
–changes in government policy and regulation, including the monetary, interest rate and other policies of central banks and other regulatory authorities in the principal markets in which we operate and the consequences thereof (including, without limitation, recent policies announced by Chinese regulators and actions taken as a result of changes in government following national elections in the jurisdictions where the Group operates); initiatives to change the size, scope of activities and interconnectedness of financial institutions in connection with the implementation of stricter regulation of financial institutions in key markets worldwide; revised capital and liquidity benchmarks, which could serve to deleverage bank balance sheets and lower returns available from the current business model and portfolio mix; changes to tax laws and tax rates applicable to HSBC, including the imposition of levies or taxes designed to change business mix and risk appetite; the practices, pricing or responsibilities of financial institutions serving their consumer markets; expropriation, nationalisation, confiscation of assets and changes in legislation relating to foreign ownership; the UK’s relationship with the EU, which continues to be characterised by uncertainty and political disagreement, despite the signing of the Trade and Cooperation Agreement between the UK and the EU, particularly with respect to the potential divergence of UK and EU law on the regulation of financial services; changes in government approach and regulatory treatment in relation to ESG disclosures and reporting requirements, and the current lack of a single standardised regulatory approach to ESG across all sectors and markets; changes in UK macroeconomic and fiscal policy, which may result in fluctuations in the value of the pound sterling; general changes in government policy (including, without limitation, recent policies announced by Chinese regulators and actions taken as a result of changes in government following national elections in the jurisdictions where the Group operates) that may significantly influence investor decisions; the costs, effects and outcomes of regulatory reviews, actions or litigation, including any additional compliance requirements; and the effects of competition in the markets where we operate including increased competition from non-bank financial services companies; and
–factors specific to HSBC, including our success in adequately identifying the risks we face, such as the incidence of loan losses or delinquency, and managing those risks (through account management, hedging and other techniques); our ability to achieve our financial, investment, capital and ESG targets, commitments and ambitions (including the positions set forth in our thermal coal phase-out policy and our energy policy and our targets to reduce our on-balance sheet financed emissions and, where applicable, facilitated emissions in our portfolio of selected high-emitting sectors), which may result in our failure to achieve any of the expected benefits of our strategic priorities; evolving regulatory requirements and the development of new technologies, including artificial intelligence, affecting how we manage model risk; model limitations or failure, including, without limitation, the impact that high inflationary pressures and rising interest rates have had on the performance and usage of financial models, which may require us to hold additional capital, incur losses and/or use compensating controls, such as judgemental post-model adjustments, to address model limitations; changes to the judgements, estimates and assumptions we base our financial statements on; changes in our ability to meet the requirements of regulatory stress tests; a reduction in

HSBC Holdings plc Earnings Release 3Q24 on Form 6-K	3

Earnings Release 3Q24 on Form 6-K

the credit ratings assigned to us or any of our subsidiaries, which could increase the cost or decrease the availability of our funding and affect our liquidity position and net interest margin; changes to the reliability and security of our data management, data privacy, information and technology infrastructure, including threats from cyber-attacks, which may impact our ability to service clients and may result in financial loss, business disruption and/or loss of customer services and data; the accuracy and effective use of data, including internal management information that may not have been independently verified; changes in insurance customer behaviour and insurance claim rates; our dependence on loan payments and dividends from subsidiaries to meet our obligations; changes in our reporting frameworks and accounting standards, which have had and may continue to have a material impact on the way we prepare our financial statements; our ability to successfully execute planned strategic acquisitions and disposals; our success in adequately integrating acquired businesses into our business, including the integration of SVB UK into our CMB business; changes in our ability to manage third-party, fraud, financial crime and reputational risks inherent in our operations; employee misconduct, which may result in regulatory sanctions and/or reputational or financial harm; changes in skill requirements, ways of working and talent shortages, which may affect our ability to recruit and retain senior management and diverse and skilled personnel; and changes in our ability to develop sustainable finance and ESG-related products consistent with the evolving expectations of our regulators, and our capacity to measure the environmental and social impacts from our financing activity (including as a result of data limitations and changes in methodologies), which may affect our ability to achieve our ESG ambitions, targets and commitments, including our net zero ambition, our targets to reduce on-balance sheet financed emissions and, where applicable, facilitated emissions in our portfolio of selected high-emitting sectors and the positions set forth in our thermal coal phase-out policy and our energy policy, and increase the risk of greenwashing. Effective risk management depends on, among other things, our ability through stress testing and other techniques to prepare for events that cannot be captured by the statistical models it uses; our success in addressing operational, legal and regulatory, and litigation challenges; and other risks and uncertainties we identify in ‘Risk - Managing risk’ on page 50 of this Earnings Release 3Q24 on Form 6-K.
Additional detailed information concerning important factors, including but not limited to ESG-related factors, that could cause actual results to differ materially from those anticipated or implied in any forward-looking statement in this Earnings Release 3Q24 on Form 6-K is available in our Annual Report and Accounts for the fiscal year ended 31 December 2023, which was filed with the SEC on Form 20-F on 22 February 2024.

4	HSBC Holdings plc Earnings Release 3Q24 on Form 6-K

Contents
1	Group Chief Executive statement	27	– Global Banking and Markets – constant currency basis
1	Financial performance in 3Q24	30	– Corporate Centre – constant currency basis
2	Financial performance in 9M24	32	Supplementary financial information
2	Outlook	32	– Reported and constant currency results
3	Cautionary statement regarding forward-looking statements	33	– Global businesses
5	Business highlights	40	– Legal entities
7	Financial summary	46	Alternative performance measures
7	– Use of alternative performance measures	46	– Use of alternative performance measures
8	– Key financial measures: basis of preparation	46	– Alternative performance measure definitions
9	– Disposal groups and business acquisitions	50	Risk
11	– Key financial metrics	50	– Managing risk
12	– Summary consolidated income statement	51	– Credit risk
13	– Distribution of results by global business and legal entity	63	– Capital risk
14	– Income statement commentary	67	Additional information
19	– Summary consolidated balance sheet	67	– Dividends
20	– Balance sheet commentary	68	– Investor relations/media relations contacts
22	Global businesses	69	– Abbreviations
22	– Wealth and Personal Banking – constant currency basis
25	– Commercial Banking – constant currency basis

Presentation to investors and analysts
HSBC Holdings plc will be conducting a trading update conference call with analysts and investors today to coincide with the publication of this Earnings Release 3Q24 on Form 6-K. The call will take place at 07.45am GMT. Details of how to participate in the call and the live audio webcast can be found at www.hsbc.com/investors.

About HSBC
HSBC Holdings plc, the parent company of HSBC, is headquartered in London. With assets of $3.1tn at 30 September 2024, HSBC is one of the world’s largest banking and financial services organisations.

Our strategy
HSBC‘s purpose is ‘Opening up a world of opportunity‘. Our strategy supports our ambition of being the preferred international financial partner for our clients, centred around four key areas.
–Focus – maintain leadership in scale markets, double-down on international connectivity, diversify our revenue and maintain cost discipline and reshape our portfolio;
–Digitise – deliver seamless customer experience, ensure resilience and security, embrace disruptive technologies and partner with innovators, and automate and simplify at scale;
–Energise – inspire leaders to drive performance and delivery, unlock our edge to enable success, deliver a unique and exceptional colleague experience and prepare our workforce for the future;
–Transition – support our customers, embed net zero into the way we operate, partner for systemic change, become net zero in our own operations and supply chain by 2030, and our financed emissions by 2050.

Business highlights
We continue to target a mid-teens RoTE in 2024 and 2025, excluding the impact of notable items, while acknowledging the outlook for interest rates has changed, and been volatile, since our 1H24 results announcement in July. We remain focused on growth opportunities within our strategy that play to our strengths, while maintaining tight cost discipline and continuing to invest in growth and efficiency.
Growth opportunities include further expanding our international businesses, diversification of our revenue, including building our wealth business, especially in Asia, continuing to grow in our home markets in Hong Kong and the UK, and also the diversification of our profit generation across the other markets in which we operate.
We have continued to demonstrate strategic progress during 9M24. At 30 September 2024, wealth balances were $1.9tn, an increase of 15% compared with the same period last year. Within this we have attracted net new invested assets of $59bn in the first nine months of 2024, with $49bn booked in Asia. Revenue in Wealth was up $0.9bn or 16% on a constant currency basis, with an increase in Asia of 27%. There was a strong performance in our insurance business, which was up 28%, and growth in insurance manufacturing new business contractual service margin in WPB of $0.8bn, up 58% compared with 9M23. We grew mortgage lending balances by $5bn since 31 December 2023 on a constant currency basis, notably in HSBC UK. In addition, we generated revenue of $19.8bn from transaction banking during 9M24, which was broadly stable compared with 9M23. This reflected growth in Global Payments Solutions (‘GPS‘) in both CMB and GBM, across both NII and net fee income, which was broadly offset by lower revenue in Global Foreign Exchange.
On 24 September 2024, the People’s Bank of China, National Financial Regulatory Administration and China Securities Regulatory Commission announced several policies aimed at promoting growth and economic development. These included monetary stimulus, property market support and capital market strengthening measures, as well as measures to recapitalise the largest commercial banks. These measures resulted in

HSBC Holdings plc Earnings Release 3Q24 on Form 6-K	5

Earnings Release 3Q24 on Form 6-K

elevated volatility at the end of 3Q24, which resulted in an increase in client activity, notably in Wealth, Equities, and Global Foreign Exchange in Hong Kong. We continue to monitor the impact of these measures into the fourth quarter.
We remain focused on maintaining tight cost discipline and generating cost savings that will help enable us to invest in technology to improve customer experience while also increasing efficiency and resilience. We also have an ambition to build a stronger performance culture, improving our colleague experience and preparing our workforce for the future. Finally, we also see commercial opportunities in helping to finance the new economy and in supporting the significant investment needs of our customers in the transition to net zero, as well as the importance of helping to mitigate the rising financial and wider societal risks posed by climate change.
We continue to make progress on reshaping the Group for growth. So far in 2024, we have completed the sales of our retail banking operations in France, our banking business in Canada and our business in Russia. In addition, we announced the planned sales of our business in Argentina and our operations in Armenia, which we expect to complete in the fourth quarter of 2024. We also completed the acquisition of SilkRoad Property Partners Group in Singapore and Citi’s retail wealth management portfolio in mainland China. We have also announced divestments in our private banking business in Germany and our business in South Africa, and we have launched a strategic review of our business in Malta. The review is at an early stage and no decisions have been made.
    For further details of these transactions, see ‘Disposal groups and business acquisitions‘ on page 9.
On 22 October 2024, we announced that we are simplifying our organisational structure to accelerate delivery against our strategic priorities. Effective 1 January 2025, the Group will operate through four businesses: Hong Kong, UK, Corporate and Institutional Banking, and International Wealth and Premier Banking. The Group’s functions will be realigned to support the four new businesses. Our strategic priorities remain unchanged. These changes are aimed at increasing focus on leadership and market share in the areas where we have clear competitive advantages, creating a simpler organisation with clarity of accountability and faster decision-making, and reducing the duplication of processes that are built into our current matrix structure. We expect to share further details of these changes at our 2024 annual results, expected to be announced on 19 February 2025.
ESG update
We have continued with our implementation plan to embed net zero into the way we support our customers, the way we operate as an organisation and how we partner externally in support of systemic change. We seek to harness our strengths and capabilities in the areas where we believe we can best support large-scale emissions reductions, transitioning industry, catalysing the new economy and decarbonising supply chains.
We published our Net Zero Transition plan on 25 January 2024, and in accordance with the Transition Plan Taskforce guidance, we are performing our annual review in 4Q24. An update will be provided in our Annual Report and Accounts 2024 on Form 20-F.

6	HSBC Holdings plc Earnings Release 3Q24 on Form 6-K

Financial summary
Notes
–Income statement comparisons, unless stated otherwise, are between the quarter ended 30 September 2024 and the quarter ended 30 September 2023. Balance sheet comparisons, unless otherwise stated, are between balances at 30 September 2024 and the corresponding balances at 31 December 2023.
–The financial information on which this Earnings Release 3Q24 on Form 6-K is based is unaudited. It has been prepared in accordance with our material accounting policies as described on pages 368 to 381 of the Annual Report and Accounts 2023 on Form 20-F.

Use of alternative performance measures
Our reported results are prepared in accordance with IFRS Accounting Standards as detailed in our financial statements starting on page 356 of the Annual Report and Accounts 2023 on Form 20-F.
To measure our performance, we supplement our IFRS Accounting Standards figures with non-IFRS Accounting Standards measures, which constitute alternative performance measures under European Securities and Markets Authority guidance and non-GAAP financial measures defined in and presented in accordance with US Securities and Exchange Commission rules and regulations. These measures include those derived from our reported results that eliminate factors that distort period-on-period comparisons. The ‘constant currency performance’ measure used in this Earnings Release 3Q24 on Form 6-K is described below. Definitions and calculations of other alternative performance measures are included in ‘Alternative performance measures’ on page 46. All alternative performance measures are reconciled to the closest reported performance measure.
Constant currency performance
Constant currency performance is computed by adjusting reported results of comparative periods for the effects of foreign currency translation differences, which distort period-on-period comparisons.
We consider constant currency performance to provide useful information for investors by aligning internal and external reporting, and reflecting how management assesses period-on-period performance.
Notable items and material notable items
We separately disclose ‘notable items‘, which are components of our income statement that management would consider as outside the normal course of business and generally non-recurring in nature. From 1H24, we now disclose ‘profit before tax excluding notable items’ and ‘revenue excluding notable items’. We have introduced these new measures due to the significant impact of notable items on the Group’s results. We consider profit before tax excluding notable items and revenue excluding notable items as useful information in understanding period-on-period performance.
Certain notable items are classified as ‘material notable items’, which are a subset of notable items. Categorisation as a material notable item is dependent on the nature of each item in conjunction with the financial impact on the Group’s income statement.
    The tables on pages 33 to 36 and pages 40 to 45 detail the effects of notable items on each of our global business segments and legal entities in 9M24, 9M23, 3Q24, 2Q24 and 3Q23.
Impact of strategic transactions
To aid the understanding of our results, we separately disclose the impact of strategic transactions classified as material notable items on the results of the Group and our global businesses. At 3Q24, strategic transactions classified as material notable items in current and comparative periods comprise the disposal of our retail banking operations in France, the disposal of our banking business in Canada, the planned sale of our business in Argentina and the acquisition of SVB UK.
The impacts of strategic transactions include the gains or losses on classification to held for sale or on acquisition and all other related notable items. They also include the distorting impact between the periods of the operating income statement results related to acquisitions and disposals that affect period-on-period comparisons. This is computed by including the operating income statement results of each business in any period for which there are no results in the comparative period. We consider the monthly impacts of distorting income statement results when calculating the impact of strategic transactions.
    See page 38 for supplementary analysis of the impact of strategic transactions.
Constant currency revenue and profit before tax excluding notable items
We separately report ‘constant currency revenue excluding notable items‘ and ‘constant currency profit before tax excluding notable items‘, which exclude the impact of notable items and the impact of foreign exchange translation. We consider that these measures provide useful information to investors as they remove items that distort period-on-period comparisons.
    For a reconciliation of constant currency revenue excluding notable items and constant currency profit before tax excluding notable items to reported revenue and reported profit before tax respectively, see page 47.

HSBC Holdings plc Earnings Release 3Q24 on Form 6-K	7

Earnings Release 3Q24 on Form 6-K

Constant currency revenue and profit before tax excluding notable items and the impact of strategic transactions
To aid the understanding of our results, we separately disclose ‘constant currency revenue excluding notable items and the impact of strategic transactions‘ and ‘constant currency profit before tax excluding notable items and the impact of strategic transactions‘. These measures exclude the impact of strategic transactions classified as material notable items from constant currency revenue and profit before tax excluding notable items. At 3Q24, strategic transactions classified as material notable items in current and comparative periods comprise the disposals of our retail banking operations in France and our banking business in Canada, the planned sale of our business in Argentina and the acquisition of SVB UK.
The impacts quoted include the gains or losses on classification to held for sale or acquisition and all other related notable items. They also include the distorting impact between the periods of the operating income statement results related to acquisitions and disposals that affect period-on-period comparisons. This is computed by including the operating income statement results of each business in any period for which there are no results in the comparative period. We consider the monthly impacts of distorting income statement results when calculating the impact of strategic transactions.
    For a reconciliation of constant currency revenue excluding notable items and strategic transactions and constant currency profit before tax excluding notable items and strategic transactions to reported revenue and reported profit before tax respectively, see page 47.
Foreign currency translation differences
Foreign currency translation differences reflect the movements of the US dollar against most major currencies during 2024. We exclude them to derive constant currency data, allowing us to assess balance sheet and income statement performance on a like-for-like basis and to better understand the underlying trends in the business.
Foreign currency translation differences for 9M24 and 3Q24 are computed by retranslating into US dollars for non-US dollar branches, subsidiaries, joint ventures and associates:
–the income statement for 9M23 at the average rate of exchange for 9M24;
–the income statement for the quarterly periods at the average rate of exchange for 3Q24;
–the closing prior period balance sheets at the prevailing rates of exchange on 30 September 2024.
No adjustment has been made to the exchange rates used to translate foreign currency-denominated assets and liabilities into the functional currencies of any HSBC branches, subsidiaries, joint ventures or associates. The constant currency data of our operations in Argentina and Türkiye has not been adjusted further for the impacts of hyperinflation. When reference is made to foreign currency translation differences in tables or commentaries, comparative data reported in the functional currencies of HSBC’s operations has been translated at the appropriate exchange rates applied in the current period on the basis described above.
Global business performance
The Group Chief Executive, supported by the rest of the Group Executive Committee (‘GEC’), is considered to be the Chief Operating Decision Maker (‘CODM’) for the purposes of identifying the Group‘s reportable segments.
The Group Chief Executive and the rest of the GEC review operating activity on a number of bases, including by global business and legal entities. Our global businesses – Wealth and Personal Banking, Commercial Banking and Global Banking and Markets – along with Corporate Centre – are our reportable segments under IFRS 8 ‘Operating Segments’. Global business results are assessed by the CODM on the basis of constant currency performance, which removes the effects of currency translation impacts from reported results. Therefore, we present these results on a constant currency basis.
As required by IFRS 8, reconciliations of the constant currency results to the Group’s reported results are presented on page 32. Supplementary reconciliations of constant currency to reported results by global business are presented on pages 33 to 36 for information purposes.
Management view of revenue on a constant currency basis
Our global business segment commentary includes tables that provide breakdowns of revenue on a constant currency basis by major product. These reflect the basis on which revenue performance of the businesses is assessed and managed.

Key financial measures: basis of preparation
Return on average tangible equity excluding notable items
From 1 January 2024, we revised the adjustments made to our adjusted RoTE measure. Prior to this we adjusted RoTE for the impact of strategic transactions and the impairment of our investment in Bank of Communications Co., Limited (‘BoCom‘), whereas from 1 January 2024 we have excluded all notable items. This was intended to improve alignment with the treatment of notable items in our other income statement disclosures. RoTE excluding notable items has been re-presented for 3Q23 and 9M23 on the revised basis and we no longer disclose RoTE excluding strategic transactions and the impairment of BoCom. The calculation for RoTE excluding notable items adjusts the ‘profit attributable to ordinary shareholders, excluding goodwill and other intangible assets impairment‘ for the post-tax impact of notable items. It also adjusts the ‘average tangible equity‘ for the post-tax impact of notable items in each period, which remain as adjusting items for all relevant periods within that calendar year.
For a reconciliation from return on equity to RoTE excluding notable items, see page 47. We continue to target a RoTE excluding notable items in the mid-teens for both 2024 and 2025. We do not reconcile our forward RoTE guidance to the equivalent reported measure.

8	HSBC Holdings plc Earnings Release 3Q24 on Form 6-K

Banking net interest income
Banking NII adjusts our NII, primarily for the impact of funding trading and fair value activities reported in interest expense. It represents the Group’s banking revenue that is directly impacted by changes in interest rates. We use this measure to determine the deployment of our commercial surplus, and to help optimise our structural hedging and risk management actions.
    For more information on banking NII, see page 18.
Target basis operating expenses
Target basis operating expenses is computed by excluding the direct cost impact of our retail banking operations in France and Canada banking business disposals from the 2023 baseline. It is measured on a constant currency basis and excludes notable items and the impact of retranslating the prior year results of hyperinflationary economies at constant currency, which we consider to be outside of our control. We consider target basis operating expenses to provide useful information to investors by quantifying and excluding the notable items that management considered when setting and assessing cost-related targets. For a reconciliation of reported operating expenses to target basis operating expenses, see page 49.
In 2024, we are targeting cost growth of approximately 5% compared with 2023 on a target basis. This target reflects our current business plan for 2024, and includes an increase in staff compensation, higher technology spend and investment for growth and efficiency, in part mitigated by cost savings from actions taken during 2023. We do not reconcile our forward target basis operating expenses guidance to reported operating expenses.
Dividend payout ratio target basis
Given our current returns trajectory, we are targeting a dividend payout ratio target basis of 50% for 2024. For the purposes of computing our dividend payout ratio target basis, we exclude from earnings per share material notable items and related impacts. Material notable items are components of our income statement that management would consider as outside the normal course of business and generally non-recurring in nature, which are excluded from our dividend payout ratio calculation and our earnings per share measure, along with related impacts.
Material notable items for the dividend payout ratio target basis comprise the impacts of the sales of our banking business in Canada and our retail banking operations in France, the gain following the acquisition of SVB UK, the impacts of the planned sale of our business in Argentina and the impairment of BoCom. We also exclude HSBC Bank Canada‘s financial results from the 30 June 2022 net asset reference date until completion, as the gain on sale was recognised through a combination of the consolidation of HSBC Bank Canada‘s results into the Group‘s results since this date, and the remaining gain on sale was recognised at completion, inclusive of the recycling of related reserves and fair value gains on related hedges. Following the completion of the sale of our banking business in Canada, the Board approved a special dividend of $0.21 per share, which was paid in June 2024, alongside the first interim dividend.
    For a reconciliation of basic earnings per share to basic earnings per share excluding material notable items and related impacts, see page 49. We do not reconcile our forward dividend payout ratio target basis guidance to the reported dividend payout ratio.

Disposal groups and business acquisitions
France retail banking operations
On 1 January 2024, HSBC Continental Europe completed the sale of its retail banking operations in France to CCF, a subsidiary of Promontoria MMB SAS (‘My Money Group’). The sale also included HSBC Continental Europe’s 100% ownership interest in HSBC SFH (France) and its 3% ownership interest in Crédit Logement.
Upon completion and in accordance with the terms of the sale, HSBC Continental Europe received a €0.1bn ($0.1bn) profit participation interest in the ultimate holding company of My Money Group. The associated impacts on initial recognition of this stake at fair value were recognised as part of the pre-tax loss on disposal in 2023, upon the reclassification of the disposal group as held for sale. In accordance with the terms of the sale, HSBC Continental Europe retained a portfolio of €7.1bn ($7.9bn) at the time of sale, consisting of home and certain other loans, and the CCF brand, which it licensed to the buyer under a long-term licence agreement. Additionally, HSBC Continental Europe’s subsidiaries, HSBC Assurances Vie (France) and HSBC Global Asset Management (France), have entered into distribution agreements with the buyer.
The customer lending balances and associated income statement impacts of the portfolio of retained loans, together with the profit participation interest and the licence agreement of the CCF brand, were reclassified from WPB to Corporate Centre, with effect from 1 January 2024.
During the fourth quarter of 2024, we intend to begin actively marketing the retained portfolio for sale. As a result, we expect to reclassify the portfolio to a hold-to-collect-and-sell business model and measure it prospectively from the first quarter of 2025 at fair value through other comprehensive income, unless a sale is completed during the fourth quarter. On the reclassification date, we expect to recognise an estimated $1bn fair value pre-tax loss in other comprehensive income on the remeasurement of the financial instruments, equivalent to an estimated 10bps reduction in the Group’s CET1 ratio. The valuation of this portfolio of loans may be substantially different in the event of a sale due to entity and deal-specific factors, including funding costs and the value of customer relationships. Upon completion of a sale, the cumulative fair value changes recognised through other comprehensive income, which would reflect the terms of an agreed sale, would reclassify to the income statement.
Canada banking business
On 28 March 2024, HSBC Overseas Holdings (UK) Limited, a direct subsidiary of HSBC Holdings plc, completed the sale of HSBC Bank Canada to the Royal Bank of Canada.
The completion of the transaction resulted in a gain on sale of $4.8bn inclusive of recycling of $0.6bn in foreign currency translation reserve losses and $0.4bn in other reserves losses. The gain on sale also included $0.3bn in fair value gains recognised on the related foreign exchange hedges in the first quarter of 2024. There was no tax on the gain recognised at completion due to the substantial shareholding exemption rule in the UK.

HSBC Holdings plc Earnings Release 3Q24 on Form 6-K	9

Earnings Release 3Q24 on Form 6-K

Following the completion of this transaction, the Board approved a special dividend of $0.21 per share, which was paid in June 2024 alongside the first interim dividend of 2024.
Argentina business
On 9 April 2024, HSBC Latin America B.V. entered into a binding agreement to sell its business in Argentina to Grupo Financiero Galicia (‘Galicia‘).
Galicia will acquire all of HSBC Argentina’s business covering banking, asset management and insurance, together with $100m of subordinated debt issued by HSBC Argentina and held by HSBC Latin America Holdings (UK) Limited for a base consideration of $550m. The consideration will be adjusted for the results of the business and fair value gains or losses on HSBC Argentina’s securities portfolios during the period between 31 December 2023 and closing.
HSBC expects to receive the purchase consideration in a combination of cash and Galicia’s American Depositary Receipts (‘ADRs‘), with such ADRs representing less than a 10% economic interest in Galicia. The transaction is expected to be completed in the fourth quarter of 2024.
At 31 March 2024, given the advanced stage of agreement on deal terms and that completion was expected in 12 months, our investment in HSBC Argentina met the criteria to be classified as held for sale in accordance with IFRS 5. At 30 September 2024, total assets of $6.8bn and total liabilities of $4.9bn were classified as held for sale, and we recognised a $1.2bn pre-tax loss in 9M24. There was no tax deduction on the loss recognised. At closing, expected in the fourth quarter of 2024, cumulative foreign currency translation reserves and other reserves will recycle to the income statement. At 30 September 2024, foreign currency translation reserve and other reserve losses stood at $5.1bn.
Between signing and closing, the loss on sale will vary by changes in the net asset value of the disposed business and associated hyperinflation and foreign currency translation, and the fair value of consideration including price adjustments and migration costs.
Other disposals
On 30 May 2024, HSBC Europe BV, a wholly-owned subsidiary of HSBC Bank plc, completed the sale of its business in Russia – HSBC Bank (RR) (Limited Liability Company) – to Expobank. Foreign currency translation reserve losses of $0.1bn were recognised in the income statement upon completion.
On 6 February 2024, following a strategic review of our operations in Armenia, HSBC Europe BV reached an agreement for the sale of HSBC Bank Armenia to Ardshinbank. This resulted in a loss on classification to held for sale of $0.1bn. The transaction is subject to regulatory approvals. As part of this transaction, all staff members of HSBC Armenia will transfer to Ardshinbank at completion, and the transfer will include all customer relationships held by HSBC Armenia at that time. The transaction is expected to complete in the fourth quarter of 2024.
On 6 July 2024, The Hongkong and Shanghai Banking Corporation Limited (acting through its Mauritius branch) completed the sale of its Wealth and Personal Banking business in Mauritius to Absa Bank (Mauritius) Limited, a wholly-owned subsidiary of Absa Group Limited. The financial impact of the sale was not significant for the Group.
On 23 September 2024, HSBC Continental Europe reached an agreement to sell its private banking business in Germany to BNP Paribas. This sale, which remains subject to governmental approvals and works council consultation, is expected to be completed in the second half of 2025. At 30 September 2024, total assets of $2.7bn and total liabilities of $2.7bn met the criteria to be classified as held for sale in accordance with IFRS 5. The sale is expected to generate an estimated pre-tax gain on disposal of $0.2bn, which will be recognised on completion, expected in the third quarter of 2025.
On 30 September 2024, HSBC reached an agreement to sell its business in South Africa to local lender FirstRand Bank Ltd. The transaction is expected to be completed in the fourth quarter of 2025 and is subject to regulatory and government approvals. At closing, cumulative foreign currency translation reserves and other reserves will recycle to the income statement. At 30 September 2024, foreign currency translation reserve and other reserve losses stood at $0.2bn.
In September 2024, HSBC launched a strategic review of its shareholding in HSBC Bank Malta p.l.c. The review is at an early stage and no decisions have been made.
Business acquisitions
In October 2023, HSBC Global Asset Management Singapore Limited, a wholly-owned subsidiary of The Hongkong and Shanghai Banking Corporation Limited, entered into an agreement to acquire 100% of the shares of Silkroad Property Partners Pte Ltd (‘Silkroad’) and for HSBC Global Asset Management Limited to acquire Silkroad’s affiliated General Partner entities. Silkroad is a Singapore headquartered Asia-Pacific-focused, real estate investment manager. The acquisition was completed on 31 January 2024.
In October 2023, HSBC Bank (China) Company Limited, a wholly-owned subsidiary of The Hongkong and Shanghai Banking Corporation Limited, entered into an agreement to acquire Citibank China’s retail wealth management portfolio in mainland China. The portfolio comprises assets under management and deposits and the associated wealth customers. The acquisition was completed on 7 June 2024.

10	HSBC Holdings plc Earnings Release 3Q24 on Form 6-K

Key financial metrics

	Nine months ended		Quarter ended
	30 Sep 2024	30 Sep 2023	30 Sep 2024	30 Jun 2024	30 Sep 2023
Reported results
Profit before tax ($m)	30,032	29,371	8,476	8,906	7,714
Profit after tax ($m)	24,414	24,337	6,749	6,828	6,266
Revenue ($m)	54,290	53,037	16,998	16,540	16,161
Cost efficiency ratio (%)	45.0	44.2	47.9	49.2	49.3
Net interest margin (%)	1.57	1.70	1.46	1.62	1.70
Basic earnings per share ($)	1.23	1.15	0.34	0.35	0.29
Diluted earnings per share ($)	1.22	1.14	0.34	0.34	0.29
Dividend per ordinary share (in respect of the period) ($)[1]	0.30	0.30	0.10	0.10	0.10

Alternative performance measures
Constant currency profit before tax ($m)	30,032	29,095	8,476	8,979	7,624
Constant currency revenue ($m)	54,290	52,389	16,998	16,656	15,887
Constant currency cost efficiency ratio (%)	45.0	44.0	47.9	49.3	49.2
Constant currency revenue excluding notable items ($m)	50,930	49,226	17,209	16,820	16,150
Constant currency profit before tax excluding notable items ($m)	26,799	26,051	8,732	9,176	7,935
Constant currency revenue excluding notable items and strategic transactions ($m)	50,752	48,004	17,209	16,819	15,591
Constant currency profit before tax excluding notable items and strategic transactions ($m)	26,709	25,637	8,732	9,177	7,701
Expected credit losses and other credit impairment charges (annualised) as a % of average gross loans and advances to customers (%)	0.28	0.32	0.40	0.13	0.42
Expected credit losses and other credit impairment charges (annualised) as a % of average gross loans and advances to customers, including held for sale (%)	0.28	0.30	0.40	0.13	0.39
Basic earnings per share excluding material notable items and related impacts ($)	1.02	0.97	0.34	0.35	0.27
Return on average ordinary shareholders’ equity (annualised) (%)	17.9	18.3	14.4	15.2	13.5
Return on average tangible equity (annualised) (%)	19.3	19.7	15.5	16.3	14.6
Return on average tangible equity excluding notable items (annualised) (%)	16.7	17.5	15.9	17.1	15.0
Target basis operating expenses ($m)	24,150	22,711	8,098	8,194	7,729

	At
	30 Sep 2024	30 Jun 2024	31 Dec 2023
Balance sheet
Total assets ($m)	3,098,621	2,975,003	3,038,677
Net loans and advances to customers ($m)	968,653	938,257	938,535
Customer accounts ($m)	1,660,715	1,593,834	1,611,647
Average interest-earning assets, year to date ($m)	2,094,585	2,097,866	2,161,746
Loans and advances to customers as % of customer accounts (%)	58.3	58.9	58.2
Total shareholders’ equity ($m)	192,754	183,293	185,329
Tangible ordinary shareholders’ equity ($m)	161,880	153,109	155,710
Net asset value per ordinary share at period end ($)	9.66	8.97	8.82
Tangible net asset value per ordinary share at period end ($)	9.00	8.35	8.19
Capital, leverage and liquidity
Common equity tier 1 capital ratio (%)[2,3]	15.2	15.0	14.8
Risk-weighted assets ($m)[2,3]	863,923	835,118	854,114
Total capital ratio (%)[2,3]	20.8	20.6	20.0
Leverage ratio (%)[2,3]	5.7	5.7	5.6
High-quality liquid assets (liquidity value) ($m)[3,4]	649,199	646,052	647,505
Liquidity coverage ratio (%)[3,4,5]	137	137	136
Share count
Period end basic number of $0.50 ordinary shares outstanding (millions)	17,982	18,330	19,006
Period end basic number of $0.50 ordinary shares outstanding and dilutive potential ordinary shares (millions)	18,119	18,456	19,135
Average basic number of $0.50 ordinary shares outstanding (millions)	18,493	18,666	19,478
    For reconciliations of our reported results to a constant currency basis, including lists of notable items, see page 32. Definitions and calculations of other alternative performance measures are included in ‘Alternative performance measures’ on page 46.
1    The amount for the nine months ended 30 September 2024 excludes the special dividend of $0.21 per ordinary share arising from the proceeds of the sale of our banking business in Canada to Royal Bank of Canada.
2    Unless otherwise stated, regulatory capital ratios and requirements are based on the transitional arrangements of the Capital Requirements Regulation in force at the time. References to EU regulations and directives (including technical standards) should, as applicable, be read as references to the UK‘s version of such regulation or directive, as onshored into UK law under the European Union (Withdrawal) Act 2018, and as may be subsequently amended under UK law.
3    Regulatory numbers and ratios are as presented at the date of reporting. Small changes may exist between these numbers and ratios and those subsequently submitted in regulatory filings. Where differences are significant, we may restate in subsequent periods.
4    The liquidity coverage ratio is based on the average value of the preceding 12 months.
5    We enhanced our calculation processes during 1H24. As the Group liquidity coverage ratio is reported as a 12-month average, the benefit of these changes is being recognised incrementally over the year starting from 30 June 2024.

HSBC Holdings plc Earnings Release 3Q24 on Form 6-K	11

Earnings Release 3Q24 on Form 6-K

Summary consolidated income statement

	Nine months ended		Quarter ended
	30 Sep 2024	30 Sep 2023	30 Sep 2024	30 Jun 2024	30 Sep 2023
	$m	$m	$m	$m	$m
Net interest income[1]	24,548	27,512	7,637	8,258	9,248
Net fee income	9,322	9,088	3,122	3,054	3,003
Net income from financial instruments held for trading or managed on a fair value basis[2]	15,814	12,564	5,298	5,110	4,452
Net income from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss	7,889	1,738	5,513	1,084	(2,566)
Insurance finance expense	(7,948)	(1,703)	(5,462)	(1,159)	2,531
Insurance service result	1,001	696	339	356	172
Gain on acquisition[3]	—	1,593	—	—	86
Gain less impairment relating to sale of business operations[4]	3,328	2,130	72	(161)	—
Other operating (expense)/income	336	(581)	479	(2)	(765)
Net operating income before change in expected credit losses and other credit impairment charges[5]	54,290	53,037	16,998	16,540	16,161
Change in expected credit losses and other credit impairment charges	(2,052)	(2,416)	(986)	(346)	(1,071)
Net operating income	52,238	50,621	16,012	16,194	15,090
Total operating expenses excluding impairment of goodwill and other intangible assets	(24,388)	(23,720)	(8,138)	(8,100)	(7,967)
(Impairment)/reversal of impairment of goodwill and other intangible assets	(51)	295	(5)	(45)	(1)
Operating profit	27,799	27,196	7,869	8,049	7,122
Share of profit in associates and joint ventures	2,233	2,175	607	857	592
Profit before tax	30,032	29,371	8,476	8,906	7,714
Tax expense	(5,618)	(5,034)	(1,727)	(2,078)	(1,448)
Profit after tax	24,414	24,337	6,749	6,828	6,266
Attributable to:
– ordinary shareholders of the parent company	22,720	22,585	6,134	6,403	5,619
– other equity holders	908	976	382	125	434
– non-controlling interests	786	776	233	300	213
Profit after tax	24,414	24,337	6,749	6,828	6,266
	$	$	$	$	$
Basic earnings per share	1.23	1.15	0.34	0.35	0.29
Diluted earnings per share	1.22	1.14	0.34	0.34	0.29
Dividend per ordinary share (paid in the period)	0.51	0.43	0.10	0.10	0.10
	%	%	%	%	%
Return on average ordinary shareholders’ equity (annualised)	17.9	18.3	14.4	15.2	13.5
Return on average tangible equity (annualised)	19.3	19.7	15.5	16.3	14.6
Cost efficiency ratio	45.0	44.2	47.9	49.2	49.3
1    Includes a $283m loss in 3Q24 related to the early redemption of legacy securities.
2    Includes a $255m gain (9M23: $284m loss) on the foreign exchange hedging of the proceeds from the sale of our banking business in Canada.
3    Gain recognised in respect of the acquisition of SVB UK.
4    For the nine months ending 30 September 2024, a gain of $4.6bn, inclusive of the recycling of $0.6bn in foreign currency translation reserve losses and $0.4bn of other reserves recycling losses but excluding the $255m gain on the foreign exchange hedging (see footnote 2 above), on the sale of our banking business in Canada, and an impairment loss of $1.2bn relating to the planned sale of our business in Argentina was recognised.
5    Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.

12	HSBC Holdings plc Earnings Release 3Q24 on Form 6-K

Distribution of results by global business and legal entity

Distribution of results by global business
	Nine months ended		Quarter ended
	30 Sep 2024	30 Sep 2023	30 Sep 2024	30 Jun 2024	30 Sep 2023
	$m	$m	$m	$m	$m
Constant currency revenue[1]
Wealth and Personal Banking[2]	21,723	22,678	7,411	7,162	6,584
Commercial Banking	16,284	17,378	5,388	5,406	5,292
Global Banking and Markets	13,154	12,154	4,412	4,333	3,833
Corporate Centre[2]	3,129	179	(213)	(245)	178
Total	54,290	52,389	16,998	16,656	15,887
Constant currency profit/(loss) before tax
Wealth and Personal Banking[2]	9,684	11,403	3,226	3,304	2,778
Commercial Banking	9,464	10,730	3,001	3,210	2,797
Global Banking and Markets	5,662	4,670	1,849	1,804	1,261
Corporate Centre[2]	5,222	2,292	400	661	788
Total	30,032	29,095	8,476	8,979	7,624
1    Constant currency net operating income before change in expected credit losses and other credit impairment charges including the effects of foreign currency translation differences, also referred to as constant currency revenue.
2    On 1 January 2024, HSBC Continental Europe completed the sale of its retail banking operations in France to CCF, a subsidiary of Promontoria MMB SAS (‘My Money Group’). With effect from this date, we have prospectively reclassified the portfolio of retained loans, profit participation interest and licence agreement of the CCF brand from WPB to Corporate Centre.

Distribution of results by legal entity
	Nine months ended		Quarter ended
	30 Sep 2024	30 Sep 2023	30 Sep 2024	30 Jun 2024	30 Sep 2023
	$m	$m	$m	$m	$m
Reported profit/(loss) before tax
HSBC UK Bank plc	5,555	6,569	1,821	1,923	1,778
HSBC Bank plc	2,437	4,405	1,001	739	907
The Hongkong and Shanghai Banking Corporation Limited	16,005	15,000	5,112	5,436	4,083
HSBC Bank Middle East Limited	867	1,023	331	253	350
HSBC North America Holdings Inc.	446	886	23	170	185
HSBC Bank Canada	186	695	—	—	220
Grupo Financiero HSBC, S.A. de C.V.	682	658	216	280	222
Other trading entities[1]	1,477	1,740	443	644	458
– of which: other Middle East entities (including Oman, Türkiye, Egypt and Saudi Arabia)	629	542	218	197	120
– of which: Saudi Awwal Bank	464	391	147	172	118
Holding companies, shared service centres and intra-Group eliminations[2]	2,377	(1,605)	(471)	(539)	(489)
Total	30,032	29,371	8,476	8,906	7,714
Constant currency profit/(loss) before tax
HSBC UK Bank plc	5,555	6,766	1,821	1,980	1,827
HSBC Bank plc	2,437	4,465	1,001	755	926
The Hongkong and Shanghai Banking Corporation Limited	16,005	14,880	5,112	5,475	4,098
HSBC Bank Middle East Limited	867	1,024	331	254	351
HSBC North America Holdings Inc.	446	887	23	170	185
HSBC Bank Canada	186	688	—	—	216
Grupo Financiero HSBC, S.A. de C.V.	682	662	216	255	200
Other trading entities[1]	1,477	1,329	443	629	306
– of which: other Middle East entities (including Oman, Türkiye, Egypt and Saudi Arabia)	629	408	218	192	73
– of which: Saudi Awwal Bank	464	391	147	171	118
Holding companies, shared service centres and intra-Group eliminations[2]	2,377	(1,606)	(471)	(539)	(485)
Total	30,032	29,095	8,476	8,979	7,624
1    Other trading entities includes the results of entities located in Oman (pre merger with Sohar International Bank SAOG in August 2023), Türkiye, Egypt and Saudi Arabia (including our share of the results of Saudi Awwal Bank) which do not consolidate into HSBC Bank Middle East Limited. Supplementary analysis is provided on page 45 for a fuller picture of the Middle East, North Africa and Türkiye (‘MENAT‘) regional performance.
2    Includes a $4.8bn gain on disposal of our banking business in Canada, inclusive of a $0.3bn gain on the foreign exchange hedging of the sale proceeds, the recycling of $0.6bn in foreign currency translation reserve losses and $0.4bn of other reserves recycling losses. This is partly offset by a $1.2bn impairment recognised in relation to the planned sale of our business in Argentina.
    Tables showing constant currency profit before tax by global business and legal entity are presented to support the commentary on constant currency performance on pages 15 and 17.
    The tables on pages 33 to 45 reconcile reported to constant currency results for each of our global business segments and legal entities.

HSBC Holdings plc Earnings Release 3Q24 on Form 6-K	13

Earnings Release 3Q24 on Form 6-K

Income statement commentary
3Q24 compared with 3Q23 – reported results

Movement in reported profit compared with 3Q23
	Quarter ended
			Variance
			3Q24 vs. 3Q23
	30 Sep 2024	30 Sep 2023			of which strategic transactions[1]
	$m	$m	$m	%	$m
Revenue	16,998	16,161	837	5	(811)
ECL	(986)	(1,071)	85	8	19
Operating expenses	(8,143)	(7,968)	(175)	(2)	338
Share of profit/(loss) from associates and JVs	607	592	15	3	—
Profit before tax	8,476	7,714	762	10	(454)
Tax expense	(1,727)	(1,448)	(279)	(19)
Profit after tax	6,749	6,266	483	8
1    For details, see ‘Strategic transactions supplementary analysis‘ on page 38.

Notable items
	Quarter ended
	30 Sep 2024	30 Sep 2023
	$m	$m
Revenue
Disposals, acquisitions and related costs	72	310
Fair value movements on financial instruments[1]	—	—
Disposal losses on Markets Treasury repositioning	—	(578)
Early redemption of legacy securities	(283)	—
Currency translation on revenue notable items	—	5
Operating expenses
Disposals, acquisitions and related costs	(48)	(79)
Restructuring and other related costs	3	30
Currency translation on operating expenses notable items	—	—
1    Fair value movements on non-qualifying hedges in HSBC Holdings.
Reported profit
Reported profit before tax of $8.5bn was $0.8bn higher than in 3Q23. This primarily reflected an increase in revenue from a strong performance in Wealth in WPB and higher revenue in Global Foreign Exchange, Equities and Global Debt Markets in GBM, which mitigated a reduction in NII.
Revenue also benefited from a net favourable impact from notable items. These included disposal losses in 3Q23 of $0.6bn relating to repositioning and risk management, partly offset by the adverse effects of a $0.2bn gain in 3Q23 on foreign exchange hedges relating to the disposal of our banking business in Canada, which did not recur. In 3Q24, these included a $0.3bn loss on the early redemption of legacy securities. In addition, revenue in 3Q24 included a loss of $0.1bn from Treasury repositioning and risk management.
The rise in revenue was partly offset by higher reported operating expenses due to higher spend and investment in technology, as well as from inflationary pressures.
Reported profit after tax of $6.7bn was $0.5bn higher than in 3Q23.
Reported revenue
Reported revenue of $17.0bn was $0.8bn or 5% higher than in 3Q23 reflecting higher wealth revenue in WPB, notably from a strong performance in life insurance, Global Private Banking and investment distribution, as well as revenue growth in Global Foreign Exchange, Equities and Global Debt Markets in GBM, as increased market volatility led to higher client activity. These factors were partly offset by a loss of $0.1bn in 3Q24 from Treasury repositioning and risk management, and the impact of our disposals in Canada and France. The increase in revenue also included the favourable impact from notable items described above.
NII fell by $1.6bn compared with 3Q23 and included an adverse impact of foreign currency translation differences of $0.4bn. The reduction reflected the impact of deposit migration since 3Q23 and the loss on the early redemption of legacy securities in 3Q24 of $0.3bn. The fall in NII also included $0.7bn higher funding costs associated with the redeployment of our commercial surplus into the trading book, where the associated revenue is recognised in ‘net income on financial instruments held for trading or managed on a fair value basis‘. These reductions were in part mitigated by higher NII in Markets Treasury due to reinvestments in our portfolio at higher yields. Banking NII of $10.6bn fell by $0.9bn, as increased deployment of our commercial surplus to the trading book only partly mitigated the reductions in NII.

14	HSBC Holdings plc Earnings Release 3Q24 on Form 6-K

Reported ECL
Reported ECL of $1.0bn were $0.1bn lower than in 3Q23, notably due to a lower level of stage 3 charges against exposures in the commercial real estate sector in mainland China in CMB and GBM, partly offset by an increase in ECL charges of $0.2bn in WPB. ECL in 3Q24 comprised charges in CMB and GBM of $0.5bn, including against exposures in the onshore Hong Kong commercial real estate ($0.1bn) and mainland China commercial real estate sectors ($0.1bn). In WPB, ECL included charges of $0.2bn in our legal entity in Mexico, which were broadly stable compared with 2Q24, primarily related to our unsecured lending book, reflecting portfolio growth. In addition, ECL in WPB included charges in HSBC UK and our main entity in Hong Kong.
    For further details of the calculation of ECL, including the measurement uncertainties and significant judgements applied to such calculations, the impact of the economic scenarios and management judgemental adjustments, see pages 53 to 59.
Reported operating expenses
Reported operating expenses of $8.1bn were $0.2bn or 2% higher. This mainly reflected higher spend and investment in technology and the impacts of inflation, while the performance-related pay accrual was broadly stable. These increases were partly offset by continued cost discipline, reductions following the completion of disposals in Canada and France and a favourable impact from foreign currency translation differences of $0.1bn.
Reported share of profit from associates and JVs
Reported share of profit from associates and joint ventures of $0.6bn was $15m or 3% higher. This included a higher share of profit from Saudi Awwal Bank (‘SAB‘).
Tax expense
Tax in 3Q24 was a charge of $1.7bn, representing an effective tax rate of 20.4%. The effective tax rate for 3Q24 was increased by provisions for uncertain tax positions and a tax charge arising under the Global Minimum Tax regime. Tax in 3Q23 was a charge of $1.4bn, representing an effective tax rate of 18.8%.
Third interim dividend for 2024
On 29 October 2024, the Board announced a third interim dividend for 2024 of $0.10 per ordinary share. For further details, see page 67.
3Q24 compared with 3Q23 – constant currency basis

Movement in profit before tax compared with 3Q23 – on a constant currency basis
	Quarter ended
			Variance
			3Q24 vs. 3Q23
	30 Sep 2024	30 Sep 2023			of which strategic transactions[1]
	$m	$m	$m	%	$m
Revenue	16,998	15,887	1,111	7	(806)
ECL	(986)	(1,038)	52	5	19
Operating expenses	(8,143)	(7,823)	(320)	(4)	336
Share of profit from associates and JVs	607	598	9	2	—
Profit before tax	8,476	7,624	852	11	(451)
1    For details, see ‘Strategic transactions supplementary analysis‘ on page 38.
Profit before tax of $8.5bn was $0.9bn higher than in 3Q23, on a constant currency basis, as growth in revenue was partly offset by higher operating expenses.
Revenue increased by $1.1bn or 7% on a constant currency basis, and included a reduction of $0.8bn relating to the impact of strategic transactions. Revenue growth was driven by Wealth in WPB and in Global Foreign Exchange, Equities and Global Debt Markets in GBM. A reduction in NII reflected deposit migration, a loss on the early redemption of legacy securities in 3Q24, and higher funding costs associated with the redeployment of our commercial surplus into the trading book, where the related revenue is recognised in ’net income on financial instruments held for trading or managed on a fair value basis’. Banking NII fell by $0.5bn, as increased deployment of our commercial surplus to the trading book only partly mitigated the reductions in NII.
ECL charges of $1.0bn were $0.1bn lower on a constant currency basis, notably reflecting a reduction in charges relating to exposures in the commercial real estate sector in mainland China in CMB and GBM, partly offset by higher charges in WPB. ECL in 3Q24 included charges against exposures in the onshore Hong Kong commercial real estate sector of $0.1bn and in the mainland China commercial real estate sector of $0.1bn. In addition, WPB included charges in our legal entity in Mexico, which were broadly stable compared with 2Q24, primarily in our unsecured lending book, reflecting portfolio growth, and higher charges in HSBC UK and our main entity in Hong Kong.
Operating expenses increased by $0.3bn or 4% on a constant currency basis, mainly driven by continued spend and investment in technology and the impacts of inflation, while the performance-related pay accrual was broadly stable. These increases were partly offset by continued cost discipline and reductions following the completion of disposals in Canada and France. Target basis operating expenses were $0.4bn or 5% higher than in 3Q23, while they fell by 1% compared with 2Q24, mainly due to a reduction in marketing costs and a lower performance-related pay accrual.

HSBC Holdings plc Earnings Release 3Q24 on Form 6-K	15

Earnings Release 3Q24 on Form 6-K

9M24 compared with 9M23 – reported results

Movement in reported profit compared with 9M23
	Nine months ended
			Variance
			9M24 vs. 9M23
	30 Sep 2024	30 Sep 2023			of which strategic transactions[1]
	$m	$m	$m	%	$m
Revenue	54,290	53,037	1,253	2	(901)
ECL	(2,052)	(2,416)	364	15	52
Operating expenses	(24,439)	(23,425)	(1,014)	(4)	723
Share of profit from associates and JVs less impairment	2,233	2,175	58	3	—
Profit before tax	30,032	29,371	661	2	(126)
Tax expense	(5,618)	(5,034)	(584)	(12)
Profit after tax	24,414	24,337	77	—
1    For details, see ‘Strategic transactions supplementary analysis‘ on page 38.

Notable items
	Nine months ended
	30 Sep 2024	30 Sep 2023
	$m	$m
Revenue
Disposals, acquisitions and related costs	3,643	3,631
Fair value movements on financial instruments[1]	—	15
Disposal losses on Markets Treasury repositioning	—	(578)
Early redemption of legacy securities	(283)
Currency translation on revenue notable items	—	96
Operating expenses
Disposals, acquisitions and related costs	(149)	(197)
Restructuring and other related costs	22	77
Currency translation on operating expenses notable items	—	—
1    Fair value movements on non-qualifying hedges in HSBC Holdings.
Reported profit
Reported profit before tax of $30.0bn was $0.7bn or 2% higher reflecting revenue growth and lower ECL, partly offset by higher operating expenses. The growth in revenue included a net favourable impact of notable items. These primarily comprised the disposal of our banking business in Canada, recognising a gain of $4.8bn, inclusive of fair value gains on related hedging and recycling of related reserves. This was partly offset by a $1.2bn impairment following the classification of our business in Argentina as held for sale, the impact of a $2.1bn reversal in 9M23 of an impairment relating to the sale of our retail banking operations in France, and a $1.6bn gain recognised on the acquisition of SVB UK in 9M23.
In addition, notable items included a $0.3bn loss in 9M24 related to the early redemption of legacy securities, while 9M23 included disposal losses of $0.6bn relating to Treasury repositioning and risk management.
Reported profit after tax of $24.4bn was $0.1bn higher than in 9M23.
Reported revenue
Reported revenue of $54.3bn was $1.3bn or 2% higher, which included a net favourable impact of $0.3bn of notable items described above.
The growth in revenue also reflected the impact of higher customer activity across our Wealth products in WPB, while in Equities and Securities Financing in GBM market volatility led to higher client activity.
NII of $24.5bn fell by $3.0bn, and included the adverse impact of foreign currency translation differences of $1.0bn and the impact from the early redemption of legacy securities of $0.3bn. The reduction included the effects of our business disposals in Canada and France. The fall in NII also reflected the impact of deposit migration and an increase of $2.5bn in funding costs associated with the redeployment of our commercial surplus into the trading book, where the related revenue is recognised in ’net income on financial instruments held for trading or managed on a fair value basis’. These reductions were in part mitigated by higher NII in Markets Treasury due to reinvestments in our portfolio at higher yields. Banking NII of $32.8bn fell by $0.5bn or 2%, as increased deployment of our commercial surplus to the trading book only partly mitigated the reductions in NII.
Reported ECL
Reported ECL charges of $2.1bn were $0.4bn lower. This included lower stage 3 charges, notably reflecting a reduction in charges relating to the commercial real estate sector in mainland China, which contributed to lower ECL in both CMB and GBM, and lower charges in CMB in HSBC UK. ECL in GBM also benefited from a release of stage 3 allowances in HSBC Bank plc related to a single client. These reductions were partly offset by higher charges in WPB, mainly in our legal entity in Mexico, reflecting growth in our unsecured lending portfolio and unemployment trends.

16	HSBC Holdings plc Earnings Release 3Q24 on Form 6-K

Reported operating expenses
Reported operating expenses of $24.4bn were $1.0bn or 4% higher, including favourable foreign currency translation differences between the periods of $0.4bn. The increase reflected higher spend and investment in technology, inflationary impacts and a higher performance-related pay accrual, which reflects a change in the phasing relative to 9M23, the non-recurrence of a $0.2bn impact from the reversal of historical asset impairments in 9M23, and higher bank levies in 9M24.
These factors were partly offset by the impact of disposals in Canada and France, continued cost discipline and favourable foreign currency translation differences between the periods of $0.4bn.
The number of employees expressed in full-time equivalent staff (‘FTE’) at 30 September 2024 was 215,180, a decrease of 5,681 compared with 31 December 2023, primarily reflecting the completion of the sale of our banking business in Canada and our retail banking operations in France. The number of contractors at 30 September 2024 was 4,453, a decrease of 223.
Reported share of profit from associates and JVs
Reported share of profit from associates and joint ventures of $2.2bn was $0.1bn higher. This included an increase in the share of profit from SAB.
Tax expense
Tax in 9M24 was a charge of $5.6bn, representing an effective tax rate of 18.7%. The effective tax rate for 9M24 was reduced by the non-taxable gain on the sale of our banking business in Canada and increased by the non-deductible loss recorded on the planned sale of our business in Argentina. Excluding these items, the effective rate for 9M24 was 21.1%. Tax in 9M23 was a charge of $5.0bn, representing an effective tax rate of 17.1%. The effective tax rate for 9M23 was reduced by 1.5 percentage points by the non-taxable provisional gain on the acquisition of SVB UK and by 1.4 percentage points by the release of provisions for uncertain tax positions.
9M24 compared with 9M23 – constant currency basis

Movement in profit before tax compared with 9M23 – on a constant currency basis
	Nine months ended
			Variance
			9M24 vs. 9M23
	30 Sep 2024	30 Sep 2023			of which strategic transactions[1]
	$m	$m	$m	%	$m
Revenue	54,290	52,389	1,901	4	(978)
ECL	(2,052)	(2,355)	303	13	52
Operating expenses	(24,439)	(23,067)	(1,372)	(6)	717
Share of profit from associates and JVs less impairment	2,233	2,128	105	5	—
Profit before tax	30,032	29,095	937	3	(209)
1    For details, see ‘Strategic transactions supplementary analysis‘ on page 38.
Profit before tax of $30.0bn was $0.9bn higher than in 9M23 on a constant currency basis. Constant currency profit before tax excluding notable items of $26.8bn was $0.7bn or 3% higher.
Revenue increased by $1.9bn or 4% on a constant currency basis, and included a $1.0bn adverse impact from strategic transactions. The growth in revenue reflected the impact of higher customer activity in our Wealth products in WPB, and in Equities and Securities Financing in GBM. NII fell due to business disposals, deposit migration and a loss on the early redemption of legacy securities in 3Q24. The reduction also included higher funding costs associated with the redeployment of our commercial surplus into the trading book, where the related revenue is recognised in ’net income on financial instruments held for trading or managed on a fair value basis’. On a constant currency basis, banking NII increased by $0.5bn or 1%.
ECL charges were $0.3bn lower on a constant currency basis, primarily due to a reduction in stage 3 charges in relation to exposures in the commercial real estate sector in mainland China which contributed to lower ECL in both CMB and GBM, and lower charges in CMB in HSBC UK. These reductions were partly offset by higher charges in WPB reflecting growth in unsecured lending in our legal entity in Mexico and unemployment trends.
Operating expenses increased by $1.4bn or 6% on a constant currency basis, primarily reflecting higher spend and investment in technology, inflationary impacts and a higher performance-related pay accrual, partly offset by continued cost discipline. Target basis operating expenses rose by $1.4bn or 6% compared with 9M23.

HSBC Holdings plc Earnings Release 3Q24 on Form 6-K	17

Earnings Release 3Q24 on Form 6-K

Net interest income

	Nine months ended		Quarter ended
	30 Sep 2024	30 Sep 2023	30 Sep 2024	30 Jun 2024	30 Sep 2023
	$m	$m	$m	$m	$m
Interest income	82,627	74,154	27,255	27,107	27,198
Interest expense	(58,079)	(46,642)	(19,618)	(18,849)	(17,950)
Net interest income	24,548	27,512	7,637	8,258	9,248
Average interest-earning assets	2,094,585	2,160,881	2,088,100	2,055,283	2,157,370
	%	%	%	%	%
Gross interest yield[1]	5.27	4.59	5.19	5.30	5.00
Less: gross interest payable[1]	(4.08)	(3.35)	(4.07)	(4.05)	(3.80)
Net interest spread[2]	1.19	1.24	1.12	1.25	1.20
Net interest margin[3]	1.57	1.70	1.46	1.62	1.70
1    Gross interest yield is the average annualised interest rate earned on average interest-earning assets (‘AIEA’). Gross interest payable is the average annualised interest cost as a percentage of average interest-bearing liabilities (’AIBL’).
2    Net interest spread is the difference between the average annualised interest rate earned on AIEA, net of amortised premiums and loan fees, and the average annualised interest rate payable on average interest-bearing funds.
3    Net interest margin is net interest income expressed as an annualised percentage of AIEA.
Net interest income
NII for 9M24 was $24.5bn, a decrease of $3bn or 11% compared with 9M23. The reduction was mainly due to the deployment of commercial surplus into the trading book, for which the associated revenue is reported in ‘net income on financial instruments held for trading or managed on a fair value basis‘. The fall also reflected business disposals, a $0.3bn loss in 9M24 related to the early redemption of legacy securities, and a reduction of $0.2bn reflecting a reclassification made in 4Q23 of cash flow hedge revenue between NII and non-NII. These decreases were partly offset by growth in HSBC UK due to improved margins and the acquisition of SVB UK in 1Q23. Excluding the unfavourable impact of foreign currency translation differences, NII decreased by $2bn or 8%.
NII for 3Q24 was $7.6bn, down 17% compared with 3Q23, and down 9% compared with 2Q24. The year-on-year decline was driven by a rise in the interest expense of average interest-bearing liabilities (‘AIBL’) due to higher interest rates. The decline against 2Q24 reflected a rise in the interest expense related to AIBL, which included a $0.3bn adverse impact from the early redemption of legacy securities.
Net interest margin
NIM for 9M24 of 1.57% was 13 basis points (‘bps’) lower compared with 9M23, reflecting a higher interest expense related to AIBL, including the impact of deposit migration, the increased deployment of our commercial surplus to the trading book, and the $0.3bn loss on the early redemption of legacy securities. These reductions were mitigated by an increase in gross asset yields due to higher interest rates. Excluding the adverse effect of foreign currency translation differences, NIM declined by 12bps.
NIM for 3Q24 was 1.46%, 24bps lower year-on-year, and down 16bps compared with the previous quarter, primarily reflecting the impact of higher interest expense related to AIBL, the early redemption of legacy securities and the impact of deployment of our commercial surplus to the trading book.
Interest income and interest expense
Interest income for 9M24 of $82.6bn increased by $8.5bn compared with 9M23, primarily due to higher asset yields. Excluding the adverse effect of foreign currency translation differences of $1.7bn, interest income increased by $10.2bn.
Interest income of $27.3bn in 3Q24 was up $0.1bn compared with both 3Q23 and 2Q24.
Interest expense for 9M24 of $58.1bn increased by $11.4bn or 24% compared with 9M23. This was primarily driven by a rise in interest rates, deposit migration and the impact of the early redemption of legacy securities of $0.3bn. Excluding the favourable effects of foreign currency translation differences of $0.8bn, interest expense increased by $12.2bn.
Interest expense of $19.6bn in 3Q24 was up $1.7bn compared with 3Q23, and $0.8bn higher compared with 2Q24. The increase compared with 3Q23 was mainly driven by deposit migration and the impact of the early redemption of legacy securities. The increase compared with 2Q24 was driven by an increase in AIBL and the impact of the early redemption of legacy securities.
Banking net interest income
Banking NII is an alternative performance measure, and is defined as Group NII after deducting:
–the internal cost to fund trading and fair value net assets for which associated revenue is reported in ‘Net income from financial instruments held for trading or managed on a fair value basis’, also referred to as ‘trading and fair value income’. These funding costs reflect proxy overnight or term interest rates as applied by internal funds transfer pricing;
–the funding costs of foreign exchange swaps in Markets Treasury, where an offsetting income or loss is recorded in trading and fair value income. These instruments are used to manage foreign currency deployment and funding in our entities; and
–third-party NII in our insurance business.
In our segmental disclosures, the funding costs of trading and fair value net assets are predominantly recorded in GBM in ‘net income from financial instruments held for trading or managed on a fair value basis’. On consolidation, this funding is eliminated in Corporate Centre, resulting in an increase in the funding costs reported in NII with an equivalent offsetting increase in ‘net income from financial instruments held for trading or managed on a fair value basis’ in this segment. In the consolidated Group results, the cost to fund these trading and fair value net assets is reported in NII.
Banking NII was $32.8bn in 9M24. The funding costs associated with generating trading and fair value income were $8.6bn, an increase of $2.5bn compared with 9M23, primarily reflecting growth in net trading and fair value assets. Banking NII also deducts third-party NII related to

18	HSBC Holdings plc Earnings Release 3Q24 on Form 6-K

our insurance business, which was $0.3bn, broadly stable compared with 9M23. The movement in banking NII also included a $0.3bn loss in 9M24 related to the early redemption of legacy securities and a reduction of $0.2bn reflecting a reclassification made in 4Q23 of cash flow hedge revenue between NII and non-NII.
The internally allocated funding to generate trading and fair value income was approximately $210bn at 30 September 2024, a rise of approximately $80bn since 30 September 2023, and an increase of approximately $2bn since 30 June 2024. This relates to trading, fair value and associated net asset balances predominantly in GBM. The increase reflected management decisions on the deployment of our commercial surplus.

Banking net interest income
	Nine months ended		Quarter ended
	30 Sep 2024	30 Sep 2023	30 Sep 2024	30 Jun 2024	30 Sep 2023
	$bn	$bn	$bn	$bn	$bn
Net interest income	24.5	27.5	7.6	8.2	9.2
Banking book funding costs used to generate ‘net income from financial instruments held for trading or managed on a fair value basis’	8.6	6.1	3.1	2.8	2.4
Third-party net interest income from insurance	(0.3)	(0.3)	(0.1)	(0.1)	(0.1)
Banking net interest income	32.8	33.3	10.6	10.9	11.5
– of which:
The Hongkong and Shanghai Banking Corporation Limited	16.2	16.5	5.5	5.3	5.8
HSBC UK Bank plc	7.7	7.2	2.6	2.5	2.5
HSBC Bank plc	3.4	3.4	1.2	1.2	1.2

Summary consolidated balance sheet

	At
	30 Sep 2024	30 Jun 2024	31 Dec 2023
	$m	$m	$m
Assets
Cash and balances at central banks	252,310	277,112	285,868
Trading assets	349,904	331,307	289,159
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	126,372	117,014	110,643
Derivatives	232,439	219,269	229,714
Loans and advances to banks	117,514	102,057	112,902
Loans and advances to customers	968,653	938,257	938,535
Reverse repurchase agreements – non-trading	263,387	230,189	252,217
Financial investments	490,503	467,356	442,763
Assets held for sale	9,182	5,821	114,134
Other assets	288,357	286,621	262,742
Total assets	3,098,621	2,975,003	3,038,677
Liabilities
Deposits by banks	89,337	82,435	73,163
Customer accounts	1,660,715	1,593,834	1,611,647
Repurchase agreements – non-trading	202,510	202,770	172,100
Trading liabilities	75,917	77,455	73,150
Financial liabilities designated at fair value	146,600	140,800	141,426
Derivatives	239,836	217,096	234,772
Debt securities in issue	103,414	98,158	93,917
Insurance contract liabilities	133,155	125,252	120,851
Liabilities of disposal groups held for sale	8,202	5,041	108,406
Other liabilities	238,910	241,748	216,635
Total liabilities	2,898,596	2,784,589	2,846,067
Equity
Total shareholders’ equity	192,754	183,293	185,329
Non-controlling interests	7,271	7,121	7,281
Total equity	200,025	190,414	192,610
Total liabilities and equity	3,098,621	2,975,003	3,038,677

HSBC Holdings plc Earnings Release 3Q24 on Form 6-K	19

Earnings Release 3Q24 on Form 6-K

Balance sheet commentary
Balance sheet – 30 September 2024 compared with 30 June 2024
At 30 September 2024, our total assets of $3.1tn were $124bn higher on a reported basis and included favourable effects of foreign currency translation differences of $85bn. On a constant currency basis, total assets were $39bn higher, driven by an increase in reverse repurchase agreements, growth in loans and advances to banks, and higher financial investments balances. These were partly offset by lower cash and balances at central banks.
Loans and advances to customers as a percentage of customer accounts were 58.3%, compared with 58.9% at 30 June 2024.

Combined view of customer lending and customer deposits
	At
	30 Sep 2024	30 Jun 2024	31 Dec 2023
	$m	$m	$m
Loans and advances to customers	968,653	938,257	938,535
Loans and advances to customers of disposal groups reported in ‘Assets held for sale’	2,693	2,253	73,285
– banking business in Canada	—	—	56,129
– retail banking operations in France	—	—	16,902
– business in Argentina	1,913	1,559
– operations in Armenia	438	478	—
– private banking business in Germany	326	—
– other	15	216	254
Non-current assets held for sale	161	160	92
Combined customer lending	971,507	940,670	1,011,912
Currency translation	—	28,254	13,722
Combined customer lending at constant currency	971,507	968,924	1,025,633
Customer accounts	1,660,715	1,593,834	1,611,647
Customer accounts reported in ‘Liabilities of disposal groups held for sale’	7,140	4,037	85,950
– banking business in Canada	—	—	63,001
– retail banking operations in France	—	—	22,307
– business in Argentina	3,902	3,077
– operations in Armenia	440	457	—
– private banking business in Germany	2,679	—
– other	119	503	643
Combined customer deposits	1,667,855	1,597,871	1,697,597
Currency translation	—	47,020	24,339
Combined customer deposits at constant currency	1,667,855	1,644,891	1,721,936

Loans and advances to customers
Loans and advances to customers of $1.0tn were $30bn higher on a reported basis. This included favourable effects of foreign currency translation differences of $28bn, mainly in HSBC UK. Excluding foreign currency translation differences, customer lending balances increased by $2bn. The increase primarily reflected growth in WPB, notably in HSBC UK, and in CMB, partly offset by a reduction in GBM.
In WPB, customer lending increased by $3bn. This was driven by continued growth in mortgage lending balances, notably in HSBC UK and our legal entity in the US.
In CMB, customer lending increased by $3bn. This was driven by growth in term lending in HSBC UK, HSBC Bank plc and in our legal entities in the Middle East, Australia, Mexico, Singapore and India. This was partly offset by lower term lending balances in our legal entities in Hong Kong and the US.
In GBM, lending decreased by $4bn, primarily reflecting lower term lending, notably in our main legal entities in Hong Kong, Singapore, the US and mainland China, as well as in HSBC Bank plc. This was partly offset by growth in overdraft balances in our main legal entity in Hong Kong, as well as in HSBC Bank plc and the US.
We continue to expect mid-single digit annual percentage customer lending growth over the medium to long term.
Customer accounts
Customer accounts of $1.7tn increased by $67bn on a reported basis. This included favourable effects of foreign currency translation differences of $47bn, mainly in HSBC UK. Excluding foreign currency translation differences, customer accounts rose by $20bn.
In WPB, customer accounts rose by $15bn, primarily in our legal entity in Hong Kong reflecting an increase in term deposits prior to interest rate reductions and short-term inflows into customer accounts amid equity market volatility. This increase was partly offset by a decrease in HSBC Bank plc, notably reflecting the reclassification of deposit balances associated with the planned sale of our private banking business in Germany.
In CMB, the increase in customer accounts of $6bn reflected balance growth in our main legal entities in the US and Hong Kong. In addition, 3Q24 included short-term deposits in HSBC UK and our legal entity in the US, which were subsequently withdrawn in early October.
In GBM, customer accounts remained broadly stable as a reduction in HSBC Bank plc reflecting the withdrawal of a short-term deposit held at 30 June 2024 was mostly offset by balance growth, notably in our legal entities in mainland China and the US.

20	HSBC Holdings plc Earnings Release 3Q24 on Form 6-K

Financial investments
As part of our interest rate hedging strategy, we hold a portfolio of debt instruments, reported within financial investments, which are classified as hold-to-collect-and-sell. As a result, the change in value of these instruments is recognised through ‘debt instruments at fair value through other comprehensive income’ in equity.
At 30 September 2024, we had recognised a pre-tax cumulative unrealised loss reserve through other comprehensive income of $2.3bn related to these hold-to-collect-and-sell positions, excluding investments held in our insurance business. This reflected a $1.9bn pre-tax gain in 3Q24, inclusive of movements on related fair value hedges. During 3Q24, we recognised a loss of $0.1bn in the income statement in relation to Treasury repositioning and risk management actions in this portfolio. Overall, the Group is positively exposed to rising interest rates through NII, although there is an adverse impact on our capital base in the early stages of a rising interest rate environment due to the fair value of hold-to-collect-and-sell instruments. Over time, these adverse movements will unwind as the instruments reach maturity, although not all will necessarily be held to maturity, or as interest rates begin to fall.
We also hold a portfolio of financial investments measured at amortised cost, which are classified as hold-to-collect. At 30 September 2024, the debt instruments within this portfolio, excluding those held in our insurance business, that are held to manage our interest rate exposure had a fair value broadly in line with their carrying value, representing a $2.2bn improvement during 3Q24.
Bank of Communications Co., Limited
On 24 September 2024, the People’s Bank of China, National Financial Regulatory Administration and China Securities Regulatory Commission announced several policies aimed at promoting growth and economic development. These included monetary stimulus, property market support and capital market strengthening measures, as well as measures to recapitalise the largest commercial banks. We are monitoring these developments and their potential impacts, including on the carrying value of our stake in the Bank of Communications Co., Limited (‘BoCom’). The range of possible outcomes, including the possible impact of the announced measures, remains broad and uncertain and could impact on our ongoing impairment assessments. These developments may have the potential to have a significant impact on the Group‘s reported earnings, but would be expected to have an immaterial impact on HSBC’s capital, capital ratios and its distribution capability. As at 30 September 2024, the carrying value of the investment was $22.7bn (30 June 2024: $22.1bn), and its fair value was $10.8bn (30 June 2024: $11.1bn), with no additional impairment recognised during the quarter. At 31 December 2023, we recognised an impairment of $3bn against the carrying value of our investment in BoCom, which had no material impact on HSBC’s capital, capital ratios and no impact on 2023 dividends or share buy-backs.
Risk-weighted assets – 30 September 2024 compared with 30 June 2024
Risk-weighted assets (‘RWAs’) increased by $28.8bn during 3Q24. Excluding an increase of $14.8bn from foreign currency translation differences, RWAs rose by $14.0bn, largely as a result of:
–an $11.8bn increase primarily driven by a rise in corporate exposures, notably in HSBC UK Bank plc, SAB and Asia, and higher sovereign exposures, mainly in Asia. Additionally, there was a rise in securities financing exposures in counterparty credit risk, notably in HSBC Bank plc; and
–a $4.2bn increase mainly from unfavourable credit risk rating migrations in Asia, including in the Hong Kong commercial real estate sector, and the US.
These increases were partly offset by:
–a $1.1bn decline primarily due to a $2.2bn change to the financial institutions model and a $0.8bn decrease due to credit risk parameter refinements, offset by methodology changes notably in Asia, HSBC UK Bank plc and the US.

HSBC Holdings plc Earnings Release 3Q24 on Form 6-K	21

Earnings Release 3Q24 on Form 6-K

Global businesses
Wealth and Personal Banking – constant currency basis

Results – on a constant currency basis
	Nine months ended
			Variance
			9M24 vs. 9M23
	30 Sep 2024	30 Sep 2023			of which strategic transactions[1]
	$m	$m	$m	%	$m
Revenue	21,723	22,678	(955)	(4)	(2,671)
ECL	(926)	(692)	(234)	(34)	11
Operating expenses	(11,156)	(10,629)	(527)	(5)	574
Share of profit/(loss) from associates and JVs	43	46	(3)	(7)	—
Profit before tax	9,684	11,403	(1,719)	(15)	(2,086)
1    Impact of strategic transactions classified as material notable items. For further details, see ‘Strategic transactions supplementary analysis‘ on page 38.

Management view of revenue
	Nine months ended
	30 Sep 2024	30 Sep 2023	Variance
			9M24 vs. 9M23
					of which strategic transactions[4]
	$m	$m	$m	%	$m
Wealth	6,696	5,772	924	16	(153)
– investment distribution	2,198	1,955	243	12	(116)
– Global Private Banking	1,996	1,729	267	15	—
net interest income	895	885	10	1	—
non-interest income	1,101	844	257	30	—
– life insurance	1,474	1,150	324	28	—
– asset management	1,028	938	90	10	(37)
Personal Banking	14,559	15,362	(803)	(5)	(496)
– net interest income	13,521	14,400	(879)	(6)	(426)
– non-interest income	1,038	962	76	8	(70)
Other[1]	468	1,544	(1,076)	(70)	(2,022)
– of which: impairment (loss)/reversal relating to the sale of our retail banking operations in France	55	2,058	(2,003)	(97)	(2,003)
Net operating income[2]	21,723	22,678	(955)	(4)	(2,671)
RoTE (annualised)[3] (%)	30.4	37.3
1    ‘Other’ includes Markets Treasury, HSBC Holdings interest expense and hyperinflation. It also includes the distribution and manufacturing (where applicable) of retail and credit protection insurance, disposal gains and other non-product-specific income.
2    ‘Net operating income’ means net operating income before change in expected credit losses and other credit impairment charges (also referred to as ‘revenue’).
3    RoTE (annualised) in 9M23 included a 6.6 percentage point favourable impact from the reversal of the impairment losses relating to the sale of our retail banking operations in France.
4    Impact of strategic transactions classified as material notable items. For further details, see ‘Strategic transactions supplementary analysis‘ on page 38.

Notable items
	Nine months ended		Quarter ended
	30 Sep 2024	30 Sep 2023	30 Sep 2024	30 Sep 2023
	$m	$m	$m	$m
Revenue
Disposals, acquisitions and related costs	55	2,034	—	—
Disposal losses on Markets Treasury repositioning	—	(253)	—	(253)
Currency translation on revenue notable items	—	21	—	(3)
Operating expenses
Disposals, acquisitions and related costs	—	(26)	—	(3)
Restructuring and other related costs	5	16	1	16
Currency translation on operating expenses notable items	—	—	—	—

22	HSBC Holdings plc Earnings Release 3Q24 on Form 6-K

9M24 compared with 9M23
Profit before tax of $9.7bn was $1.7bn lower than in 9M23 on a constant currency basis. The reduction was due to the non-recurrence of a $2.1bn reversal in 9M23 of an impairment relating to the sale of our retail banking operations in France, although it was subsequently reinstated in 4Q23 and the sale completed on 1 January 2024. In addition, the decrease reflected a $0.2bn reduction due to the sale of our banking business in Canada, which completed in 1Q24. NII was stable compared with 9M23, while fee income increased by 10%. Operating expenses grew by $0.5bn and there was an increase in ECL of $0.2bn.
Revenue of $21.7bn was $1.0bn or 4% lower on a constant currency basis. This included the impact of a reversal of an impairment relating to the sale of our retail banking operations in France included within ‘Other‘. Wealth performed strongly, up $0.9bn, as we continued to execute on our strategy. This included double-digit percentage growth in life insurance, Global Private Banking, investment distribution and asset management. This was partly offset by a reduction in Personal Banking NII of $0.9bn, due to the impact of the disposals in France and Canada mentioned above and margin compression due to lower interest rates, partly offset by balance sheet and non-NII growth.
In Wealth, revenue of $6.7bn was up $0.9bn or 16%.
–Global Private Banking revenue was $0.3bn or 15% higher, driven by a strong performance in brokerage and trading in our entities in Asia.
–Investment distribution revenue grew by $0.2bn, or 12%, driven by higher sales of mutual funds, structured products and bonds due to our continued investment in Wealth and improved market sentiment, notably in our entities in Asia.
–Asset management revenue was $0.1bn or 10% higher, driven by an increase in assets under management due to inflows and positive market movements. This was partly offset by a reduction in revenue due to the sale of our banking business in Canada.
–Life insurance revenue was $0.3bn or 28% higher. The growth included an increase in earnings from contractual service margin (‘CSM’) release, largely due to continued growth in the CSM balance. The year-on-year increase in revenue also included the impact of corrections to historical valuation estimates in 9M23. Insurance manufacturing new business CSM of $2.1bn was 58% higher than in 9M23, mainly in our legal entities in Hong Kong.
In Personal Banking, revenue of $14.6bn was down $0.8bn or 5%.
–Net interest income was $0.9bn or 6% lower due to the impact of the sales in France and Canada and narrower margins. Compared with 9M23, lending balances fell by $14bn due to the sale of our retail banking operations in France, which was a $25bn reduction with $8bn retained in Corporate Centre. Mortgage lending balances rose in HSBC UK and our legal entity in the US. Unsecured lending balances increased, notably in HSBC UK and our legal entities in Asia. Deposit balances fell by $2bn, mainly due to the sale of our retail banking operations in France (down $24bn), partly offset by growth in our main legal entities in Hong Kong and mainland China.
Other revenue decreased by $1.1bn, mainly due to the non-recurrence of a $2.1bn reversal in 9M23 of an impairment relating to the sale of our retail banking operations in France. This was partly offset by a $0.6bn increase in revenue allocated from Markets Treasury, the non-recurrence of a loss on sale of our business in New Zealand in 9M23 of $0.1bn and higher interest income earned on own capital.
ECL were $0.9bn, an increase of $0.2bn compared with 9M23 on a constant currency basis, reflecting higher charges in our legal entity in Mexico, mainly in our unsecured portfolio, due to portfolio growth and unemployment trends.
Operating expenses of $11.2bn were 5% higher on a constant currency basis, reflecting continued investments in Wealth in Asia, higher spend and investment in technology, a higher performance-related pay accrual, and from the impact of inflation. These were partly offset by continued cost discipline and the impact of the disposals in France and Canada.
3Q24 compared with 3Q23

Results – on a constant currency basis
	Quarter ended
			Variance
			3Q24 vs. 3Q23
	30 Sep 2024	30 Sep 2023			of which strategic transactions[1]
	$m	$m	$m	%	$m
Revenue	7,411	6,584	827	13	(283)
ECL	(450)	(208)	(242)	>(100)	6
Operating expenses	(3,750)	(3,609)	(141)	(4)	212
Share of profit/(loss) from associates and JVs	15	11	4	36	—
Profit before tax	3,226	2,778	448	16	(65)
1    Impact of strategic transactions classified as material notable items. For further details, see ‘Strategic transactions supplementary analysis‘ on page 38.

HSBC Holdings plc Earnings Release 3Q24 on Form 6-K	23

Earnings Release 3Q24 on Form 6-K

Management view of revenue
	Quarter ended
	30 Sep 2024	30 Sep 2023	Variance
			3Q24 vs. 3Q23
					of which strategic transactions[3]
	$m	$m	$m	%	$m
Wealth	2,360	1,882	478	25	(72)
– investment distribution	762	681	81	12	(53)
– Global Private Banking	669	581	88	15	—
net interest income	297	299	(2)	(1)	—
non-interest income	372	282	90	32	—
– life insurance	562	299	263	88	—
– asset management	367	321	46	14	(19)
Personal Banking	4,870	5,201	(331)	(6)	(238)
– net interest income	4,519	4,892	(373)	(8)	(210)
– non-interest income	351	309	42	14	(28)
Other[1]	181	(499)	680	>100	27
– of which: impairment (loss)/reversal relating to the sale of our retail banking operations in France	—	—	—
Net operating income[2]	7,411	6,584	827	13	(283)
1    ‘Other’ includes Markets Treasury, HSBC Holdings interest expense and hyperinflation. It also includes the distribution and manufacturing (where applicable) of retail and credit protection insurance, disposal gains and other non-product-specific income.
2    ‘Net operating income’ means net operating income before change in expected credit losses and other credit impairment charges (also referred to as ‘revenue’).
3    Impact of strategic transactions classified as material notable items. For further details, see ‘Strategic transactions supplementary analysis‘ on page 38.
Profit before tax of $3.2bn was $0.4bn higher than in 3Q23 on a constant currency basis, primarily reflecting a strong revenue performance, up $0.8bn on a constant currency basis. This included the adverse impact of strategic transactions of $0.3bn. In Wealth, revenue increased by 25%, with double-digit growth in all products. This was partly offset by a decrease in Personal Banking income of $0.3bn, mainly due to the $0.2bn impact of the disposals in France and Canada. ECL of $0.5bn were $0.2bn higher compared with 3Q23 on a constant currency basis, mainly driven by releases due to improvements in macroeconomic scenarios in 3Q23, primarily in HSBC UK, and portfolio growth in our legal entities in Mexico and Hong Kong. Operating expenses of $3.8bn were $0.1bn or 4% higher on a constant currency basis, mainly due to continued investment in Wealth in Asia, higher spend and investment in technology, and inflationary pressures, which were in part mitigated by continued cost discipline and the impact of the disposals in France and Canada.

24	HSBC Holdings plc Earnings Release 3Q24 on Form 6-K

Commercial Banking – constant currency basis

Results – on a constant currency basis
	Nine months ended
			Variance
			9M24 vs. 9M23
	30 Sep 2024	30 Sep 2023			of which strategic transactions[1]
	$m	$m	$m	%	$m
Revenue	16,284	17,378	(1,094)	(6)	(1,932)
ECL	(1,041)	(1,356)	315	23	47
Operating expenses	(5,780)	(5,291)	(489)	(9)	103
Share of profit/(loss) from associates and JVs	1	(1)	2	>100	—
Profit before tax	9,464	10,730	(1,266)	(12)	(1,782)
1    Impact of strategic transactions classified as material notable items. For further details, see ‘Strategic transactions supplementary analysis‘ on page 38.

Management view of revenue
	Nine months ended
			Variance
			9M24 vs. 9M23
	30 Sep 2024	30 Sep 2023			of which strategic transactions[5]
	$m	$m	$m	%	$m
Global Trade Solutions	1,479	1,501	(22)	(1)	(24)
Credit and Lending	3,957	4,005	(48)	(1)	(158)
Global Payments Solutions	8,962	8,988	(26)	—	(115)
GBM products, Insurance and Investments, and Other[1]	1,886	2,884	(998)	(35)	(1,635)
– of which: share of revenue from Markets and Securities Services and Banking products	1,014	977	37	4
– of which: gain on the acquisition of Silicon Valley Bank UK Limited	—	1,661	(1,661)	(100)	(1,661)
Net operating income[2]	16,284	17,378	(1,094)	(6)	(1,932)
– of which: transaction banking[3]	11,177	11,223	(46)	—
RoTE (annualised)[4] (%)	21.1	25.8
1    Includes a gain on the acquisition of SVB UK and CMB‘s share of revenue from the sale of Markets and Securities Services (‘MSS‘) and Banking products to CMB customers. GBM‘s share of revenue from the sale of these products to CMB customers is included within the corresponding lines of the GBM management view of revenue. Also includes allocated revenue from Markets Treasury, HSBC Holdings interest expense and hyperinflation.
2    ‘Net operating income’ means net operating income before change in expected credit losses and other credit impairment charges (also referred to as ‘revenue’).
3    Transaction banking comprises Global Trade Solutions (‘GTS‘), GPS and CMB’s share of Global Foreign Exchange (shown within ‘share of revenue from Markets and Securities Services and Banking products’).
4    RoTE (annualised) in 9M23 included a 4.3 percentage point favourable impact from the provisional gain on the acquisition of SVB UK.
5    Impact of strategic transactions classified as material notable items. For further details, see ‘Strategic transactions supplementary analysis‘ on page 38.

Notable items
	Nine months ended		Quarter ended
	30 Sep 2024	30 Sep 2023	30 Sep 2024	30 Sep 2023
	$m	$m	$m	$m
Revenue
Disposals, acquisitions and related costs	—	1,593	—	86
Disposal losses on Markets Treasury repositioning	—	(190)	—	(190)
Currency translation on revenue notable items	—	65	—	—
Operating expenses
Disposals, acquisitions and related costs	2	(30)	—	(15)
Restructuring and other related costs	3	30	—	1
Currency translation on operating expenses notable items	—	—	—	—
9M24 compared with 9M23
Profit before tax of $9.5bn was $1.3bn lower than in 9M23 on a constant currency basis. This was largely due to a reduction in revenue following the non-recurrence of a $1.7bn gain recognised in 9M23 on the acquisition of SVB UK, the impact of the disposal of our banking business in Canada, as well as higher operating expenses. The reduction in profit before tax was partly offset by lower ECL.
Revenue of $16.3bn was $1.1bn or 6% lower on a constant currency basis. This was primarily due to the non-recurrence of a $1.7bn gain recognised in 9M23 on the acquisition of SVB UK. It also included an adverse impact of $0.3bn from strategic transactions, notably in relation to the disposal of our banking business in Canada. These were partly offset by an increase in NII due to the higher interest rate environment, growth in transaction banking fee income and higher revenue from currency volatility in Argentina.
–In GTS, revenue was down $22m or 1%, mainly due to the impact of the disposal of our banking business in Canada, as well as the impacts of the softer trade cycle, which notably resulted in lower revenue in our legal entity in Hong Kong. This was partly offset by growth in transaction banking fee income.
–In Credit and Lending, revenue decreased by $48m or 1%, due to the impact of the disposal of our banking business in Canada and lower balances reflecting muted demand from customers, notably in our legal entities in Asia.

HSBC Holdings plc Earnings Release 3Q24 on Form 6-K	25

Earnings Release 3Q24 on Form 6-K

–In GPS, revenue was down $26m or 0.3%, reflecting the impact of the disposal of our banking business in Canada, and a decrease in our main legal entities in Asia driven by lower margins. This was partly offset by a 1% increase in fee income resulting from business initiatives, repricing and transaction growth, particularly in international payments. There was also higher revenue in our entity in Argentina due to currency volatility.
–In GBM products, Insurance and Investments, and Other, revenue decreased by $1.0bn, largely due to the non-recurrence of a $1.7bn gain recognised in 9M23 on the acquisition of SVB UK. These adverse impacts were partly offset by higher revenue from Markets Treasury and interest income on own capital and higher GBM collaboration revenue.
ECL charges of $1.0bn were $0.3bn lower than in 9M23 on a constant currency basis. The charge in 9M24 reflected lower charges in our legal entities in Asia and the UK, and lower charges related to the commercial real estate sector in mainland China. These reductions were partly offset by new stage 3 charges in our legal entity in the Middle East.
Operating expenses of $5.8bn were $0.5bn or 9% higher than in 9M23 on a constant currency basis. The increase reflected currency volatility in Argentina, incremental costs in IVB following the acquisition of SVB UK, higher spend and investment in technology, and inflationary impacts. These increases were in part mitigated by continued cost discipline and the impact of the sale of our banking business in Canada.
3Q24 compared with 3Q23

	Quarter ended
			Variance
			3Q24 vs. 3Q23
	30 Sep 2024	30 Sep 2023			of which strategic transactions[1]
	$m	$m	$m	%	$m
Revenue	5,388	5,292	96	2	(311)
ECL	(468)	(662)	194	29	14
Operating expenses	(1,919)	(1,833)	(86)	(5)	88
Share of profit/(loss) from associates and JVs	—	—	—	—	—
Profit before tax	3,001	2,797	204	7	(209)
1    Impact of strategic transactions classified as material notable items. For further details, see ‘Strategic transactions supplementary analysis‘ on page 38.

Management view of revenue
	Quarter ended
			Variance
			3Q24 vs. 3Q23
	30 Sep 2024	30 Sep 2023			of which strategic transactions[4]
	$m	$m	$m	%	$m
Global Trade Solutions	509	505	4	1	(13)
Credit and Lending	1,306	1,311	(5)	—	(117)
Global Payments Solutions	2,946	3,131	(185)	(6)	(83)
GBM products, Insurance and Investments, and Other[1]	627	345	282	82	(98)
– of which: share of revenue from Markets and Securities Services and Banking products	338	323	15	5
– of which: gain on the acquisition of Silicon Valley Bank UK Limited	—	89	(89)	(100)	(89)
Net operating income[2]	5,388	5,292	96	2	(311)
– of which: transaction banking[3]	3,710	3,881	(171)	(4)
1    Includes a gain on the acquisition of SVB UK and CMB‘s share of revenue from the sale of MSS and Banking products to CMB customers. GBM‘s share of revenue from the sale of these products to CMB customers is included within the corresponding lines of the GBM management view of revenue. Also includes allocated revenue from Markets Treasury, HSBC Holdings interest expense and hyperinflation.
2    ‘Net operating income’ means net operating income before change in expected credit losses and other credit impairment charges (also referred to as ‘revenue’).
3    Transaction banking comprises GTS, GPS and CMB’s share of Global Foreign Exchange (shown within ‘share of revenue from Markets and Securities Services and Banking products’).
4    Impact of strategic transactions classified as material notable items. For further details, see ‘Strategic transactions supplementary analysis‘ on page 38.
Profit before tax of $3.0bn was $0.2bn or 7% higher than in 3Q23 on a constant currency basis, primarily due to lower ECL charges relating to the commercial real estate sector in mainland China. Revenue increased by $0.1bn on a constant currency basis, mainly driven by growth in transaction banking fees, an increase in Markets Treasury income and from currency volatility in Argentina. This was partly offset by a reduction in revenue due to the sale of our banking business in Canada and lower GPS revenue reflecting lower margins. Operating expenses were $0.1bn higher on a constant currency basis, mainly driven by higher spend and investment in technology, currency volatility in Argentina and inflationary impacts, partly offset by continued cost discipline and the impact of the sale of our banking business in Canada.

26	HSBC Holdings plc Earnings Release 3Q24 on Form 6-K

Global Banking and Markets – constant currency basis

Results – on a constant currency basis
	Nine months ended
			Variance
			9M24 vs. 9M23
	30 Sep 2024	30 Sep 2023			of which strategic transactions[1]
	$m	$m	$m	%	$m
Revenue	13,154	12,154	1,000	8	(105)
ECL	(58)	(304)	246	81	(6)
Operating expenses	(7,434)	(7,180)	(254)	(4)	47
Share of profit/(loss) from associates and JVs	—	—	—	—	—
Profit before tax	5,662	4,670	992	21	(64)
1    Impact of strategic transactions classified as material notable items. For further details, see ‘Strategic transactions supplementary analysis‘ on page 38.

Management view of revenue
	Nine months ended
			Variance
			9M24 vs. 9M23
	30 Sep 2024	30 Sep 2023			of which strategic transactions[6]
	$m	$m	$m	%	$m
Markets and Securities Services	7,272	6,762	510	8	(36)
– Securities Services	1,700	1,748	(48)	(3)	—
– Global Debt Markets	813	750	63	8	(7)
– Global Foreign Exchange	3,028	3,076	(48)	(2)	(25)
– Equities	718	404	314	78	(1)
– Securities Financing	1,047	816	231	28	(3)
– Credit and funding valuation adjustments	(34)	(32)	(2)	(6)	(1)
Banking	6,471	6,374	97	2	(82)
– Global Trade Solutions	522	496	26	5	(8)
– Global Payments Solutions	3,364	3,287	77	2	(47)
– Credit and Lending	1,354	1,489	(135)	(9)	(11)
– Investment Banking[1]	819	817	2	—	(5)
– Other[2]	412	285	127	45	(11)
GBM Other	(589)	(982)	393	40	13
– Principal Investments	67	14	53	>100	—
– Other[3]	(656)	(996)	340	34	13
Net operating income[4]	13,154	12,154	1,000	8	(105)
– of which: transaction banking[5]	8,614	8,607	7	—
RoTE (annualised) (%)	13.8	12.9
1    From 1 January 2024, we renamed ‘Capital Markets and Advisory‘ as ‘Investment Banking‘ to better reflect our purpose and offering.
2    Includes portfolio management, earnings on capital and other capital allocations on all Banking products.
3    Includes notional tax credits and Markets Treasury, HSBC Holdings interest expense and hyperinflation.
4    ‘Net operating income’ means net operating income before change in expected credit losses and other credit impairment charges (also referred to as ‘revenue’).
5    Transaction banking comprises Securities Services, Global Foreign Exchange (net of revenue shared with CMB), GTS and GPS.
6    Impact of strategic transactions classified as material notable items. For further details, see ‘Strategic transactions supplementary analysis‘ on page 38.

Notable items
	Nine months ended		Quarter ended
	30 Sep 2024	30 Sep 2023	30 Sep 2024	30 Sep 2023
	$m	$m	$m	$m
Revenue
Disposals, acquisitions and related costs	(14)	—	—	—
Disposal losses on Markets Treasury repositioning	—	(135)	—	(135)
Currency translation on revenue notable items	—	(2)	—	(2)
Operating expenses
Disposals, acquisitions and related costs	—	3	—	—
Restructuring and other related costs	3	4	—	4
Currency translation on operating expenses notable items	—	—	—	—

HSBC Holdings plc Earnings Release 3Q24 on Form 6-K	27

Earnings Release 3Q24 on Form 6-K

9M24 compared with 9M23
Profit before tax of $5.7bn was $1.0bn or 21% higher than in 9M23 on a constant currency basis. This was driven by an increase in revenue of $1.0bn or 8%, notably from strong performances in Equities and Securities Financing. In addition, ECL charges decreased compared with 9M23, while operating expenses increased by $0.3bn.
Revenue of $13.2bn was $1.0bn or 8% higher on a constant currency basis.
In Markets and Securities Services (‘MSS‘), revenue increased by $0.5bn or 8%.
–In Securities Services, revenue decreased by $48m or 3% from divestments within our fund administration business.
–In Global Debt Markets, revenue rose by $63m or 8%, driven by emerging markets credit and structured financing as well as higher volumes in primary markets.
–In Global Foreign Exchange, revenue fell by $48m or 2% compared with a strong performance in 9M23, due to continued market volatility offset by margin compression.
–In Equities, revenue increased by $0.3bn or 78% reflecting increased client activity supported by market conditions versus a comparatively weak 9M23.
–In Securities Financing, revenue rose by $0.2bn or 28%, driven by onboarding of US Prime clients and strong demand in institutional financing.
In Banking, revenue increased by $0.1bn or 2%.
–In GPS, revenue increased by $0.1bn or 2%, driven by wider spreads and fee performance resulting from business initiatives, repricing and transaction growth.
–In Credit and Lending, revenue decreased by $0.1bn or 9% reflecting continued muted client demand.
In GBM Other, revenue increased by $0.4bn or 40% reflecting higher Markets Treasury revenue and valuation gains in Principal Investments.
ECL of $0.1bn in 9M24 decreased by $0.2bn compared with charges of $0.3bn in 9M23 on a constant currency basis. The 9M24 period included a release related to a single client.
Operating expenses of $7.4bn increased by $0.3bn or 4% on a constant currency basis, due to the impact of inflation and higher spend and investment in technology, partly mitigated by continued cost discipline.
3Q24 compared with 3Q23

Results – on a constant currency basis
	Quarter ended
			Variance
			3Q24 vs. 3Q23
	30 Sep 2024	30 Sep 2023			of which strategic transactions[1]
	$m	$m	$m	%	$m
Revenue	4,412	3,833	579	15	(54)
ECL	(47)	(168)	121	72	(1)
Operating expenses	(2,516)	(2,404)	(112)	(5)	23
Share of profit/(loss) from associates and JVs	—	—	—	—	—
Profit before tax	1,849	1,261	588	47	(32)
1    Impact of strategic transactions classified as material notable items. For further details, see ‘Strategic transactions supplementary analysis‘ on page 38.

28	HSBC Holdings plc Earnings Release 3Q24 on Form 6-K

Management view of revenue
	Quarter ended
			Variance
			3Q24 vs. 3Q23
	30 Sep 2024	30 Sep 2023			of which strategic transactions[6]
	$m	$m	$m	%	$m
Markets and Securities Services	2,448	2,134	314	15	(20)
– Securities Services	564	605	(41)	(7)	—
– Global Debt Markets	259	159	100	63	(5)
– Global Foreign Exchange	1,060	909	151	17	(13)
– Equities	272	169	103	61	(1)
– Securities Financing	316	304	12	4	(2)
– Credit and funding valuation adjustments	(23)	(12)	(11)	(92)	—
Banking	2,171	2,144	27	1	(43)
– Global Trade Solutions	175	162	13	8	(4)
– Global Payments Solutions	1,118	1,114	4	—	(24)
– Credit and Lending	466	508	(42)	(8)	(5)
– Investment Banking[1]	275	256	19	7	(2)
– Other[2]	137	104	33	32	(8)
GBM Other	(207)	(445)	238	53	9
– Principal Investments	38	1	37	>100	—
– Other[3]	(245)	(446)	201	45	9
Net operating income[4]	4,412	3,833	579	15	(54)
– of which: transaction banking[5]	2,917	2,790	127	5
1    From 1 January 2024, we renamed ‘Capital Markets and Advisory‘ as ‘Investment Banking‘ to better reflect our purpose and offering.
2    Includes portfolio management, earnings on capital and other capital allocations on all Banking products.
3    Includes notional tax credits and Markets Treasury, HSBC Holdings interest expense and hyperinflation.
4    ‘Net operating income’ means net operating income before change in expected credit losses and other credit impairment charges (also referred to as ‘revenue’).
5    Transaction banking comprises Securities Services, Global Foreign Exchange (net of revenue shared with CMB), GTS and GPS.
6    Impact of strategic transactions classified as material notable items. For further details, see ‘Strategic transactions supplementary analysis‘ on page 38.
Profit before tax of $1.8bn was $0.6bn or 47% higher than in 3Q23 on a constant currency basis. Revenue was $0.6bn or 15% higher on a constant currency basis, mainly from growth in Global Foreign Exchange as client-driven transactions remained elevated across Cash FX and Emerging Markets Rates. Global Debt Markets also increased, from strong primary issuances driving client flow across developed and emerging markets, as well as higher revenue from secondary trading, and Equities revenue grew due to higher client activity in Asia wealth products. In addition, there was higher revenue allocated from Markets Treasury. These were partly offset by a decrease in Credit and Lending due to repayments as clients accessed attractive capital markets financing. ECL of $0.1bn were 72% lower than in 3Q23 on a constant currency basis. Operating expenses were $0.1bn or 5% higher on a constant currency basis, due to the impact of inflation and higher spend and investment in technology, partly offset by continued cost discipline.

HSBC Holdings plc Earnings Release 3Q24 on Form 6-K	29

Earnings Release 3Q24 on Form 6-K

Corporate Centre – constant currency basis

Results – on a constant currency basis
	Nine months ended
			Variance
			9M24 vs. 9M23
	30 Sep 2024	30 Sep 2024			of which strategic transactions[1]
	$m	$m	$m	%	$m
Revenue	3,129	179	2,950	>100	3,731
ECL	(27)	(3)	(24)	>(100)	—
Operating expenses	(69)	33	(102)	>(100)	(7)
Share of profit from associates and JVs less impairment	2,189	2,083	106	5	—
Profit before tax	5,222	2,292	2,930	>100	3,723
1    Impact of strategic transactions classified as material notable items. For further details, see ‘Strategic transactions supplementary analysis‘ on page 38.

Management view of revenue
	Nine months ended
			Variance
			9M24 vs. 9M23
	30 Sep 2024	30 Sep 2023			of which strategic transactions[6]
	$m	$m	$m	%	$m
Central Treasury[1]	42	97	(55)	(57)	—
Legacy portfolios	23	(3)	26	>100	—
Other[2,3]	3,064	85	2,979	>100	3,731
– of which: gain on the sale of our banking business in Canada and associated hedges[4]	4,795	(74)	4,869	>100	4,869
– of which: impairment loss relating to the planned sale of our business in Argentina	(1,151)	—	(1,151)	(100)	(1,151)
Net operating income[5]	3,129	179	2,950	>100	3,731
RoTE (annualised) (%)	14.4	7.3
1    Central Treasury comprises valuation differences on issued long-term debt and associated swaps and fair value movements on financial instruments.
2    Other comprises gains and losses on certain planned disposals, funding charges on property and technology assets, the results of the retained retail loan portfolio in France, revaluation gains and losses on investment properties and property disposals, as well as consolidation adjustments and other revenue items not allocated to global businesses.
3    Revenue from Markets Treasury, HSBC Holdings net interest expense and hyperinflation are allocated out to the global businesses, to align them better with their revenue and expense. The total Markets Treasury revenue component of this allocation for 9M24 was $1,199m (9M23: $(184)m). 9M24 included a loss of $0.1bn from Treasury repositioning and risk management actions.
4    Includes fair value gains/(losses) on the foreign exchange hedging of the proceeds of the sale and the recycling of reserves.
5    ‘Net operating income’ means net operating income before change in expected credit losses and other credit impairment charges (also referred to as ‘revenue’).
6    Impact of strategic transactions classified as material notable items. For further details, see ‘Strategic transactions supplementary analysis‘ on page 38.

Notable items
	Nine months ended		Quarter ended
	30 Sep 2024	30 Sep 2023	30 Sep 2024	30 Sep 2023
	$m	$m	$m	$m
Revenue
Disposals, acquisitions and related costs[1]	3,602	4	72	224
Fair value movements on financial instruments[2]	—	15	—	—
Early redemption of legacy securities	(283)		(283)
Currency translation on revenue notable items	—	12	—	10
Operating expenses
Disposals, acquisitions and related costs	(151)	(144)	(48)	(61)
Restructuring and other related costs	11	27	2	9
Currency translation on operating expenses notable items	—	—	—	—
1    Includes fair value movements on the foreign exchange hedging of the proceeds of the sale of our banking business in Canada and recycling of reserves and the loss on classification to held for sale of our banking business in Argentina.
2    Fair value movements on non-qualifying hedges in HSBC Holdings.

30	HSBC Holdings plc Earnings Release 3Q24 on Form 6-K

9M24 compared with 9M23
Profit before tax of $5.2bn was $2.9bn higher than in 9M23 on a constant currency basis, primarily reflecting the impact of certain acquisitions and disposals, including the gain on the sale of our banking business in Canada and an impairment relating to the planned disposal of our business in Argentina.
Revenue of $3.1bn was $3.0bn higher on a constant currency basis, primarily due to the impact of notable items. In 9M24, these included a $4.8bn gain on the sale of our banking business in Canada, inclusive of fair value gains on related hedging and recycling of related reserves. These were partly offset by a $1.2bn impairment recognised following the classification of our business in Argentina as held for sale, and a loss of $0.1bn related to the recycling of reserves following the completion of the sale of our business in Russia. In addition, 9M24 also included a $0.3bn loss on the early redemption of legacy securities. In 9M23, notable items included a favourable $0.1bn impact following the reversal of an impairment related to the sale of our retail banking operations in France. The increase in revenue was partly offset by adverse fair value movements on financial instruments in Central Treasury and structural hedges, a reduction following the transfer of the retained French retail portfolio from WPB, revaluation losses on investment properties in Hong Kong and an impairment of $0.1bn following the classification of our operations in Armenia to held for sale.
Operating expenses increased by $0.1bn on a constant currency basis. This included the impact of levies, as well as restructuring and other related costs.
Share of profit from associates and joint ventures of $2.2bn increased by $0.1bn or 5% on a constant currency basis, which included an increase in share of profit from SAB.
3Q24 compared with 3Q23

Results – on a constant currency basis
	Quarter ended
			Variance
			3Q24 vs. 3Q23
	30 Sep 2024	30 Sep 2023			of which strategic transactions[1]
	$m	$m	$m	%	$m
Revenue	(213)	178	(391)	>(100)	(159)
ECL	(21)	—	(21)	—	—
Operating expenses	42	23	19	83	13
Share of profit/(loss) from associates and JVs less impairment	592	587	5	1	—
Profit before tax	400	788	(388)	(49)	(145)
1    Impact of strategic transactions classified as material notable items. For further details, see ‘Strategic transactions supplementary analysis‘ on page 38.

Management view of revenue
	Quarter ended
			Variance
			3Q24 vs. 3Q23
	30 Sep 2024	30 Sep 2023			of which strategic transactions[6]
	$m	$m	$m	%	$m
Central Treasury[1]	68	17	51	>100	—
Legacy portfolios	9	8	1	13	—
Other[2,3]	(290)	153	(443)	>(100)	(159)
– of which: gain on the sale of our banking business in Canada and associated hedges[4]	—	214	(214)	(100)	(214)
– of which: impairment loss relating to the planned sale of our business in Argentina	31	—	31	>100	31
Net operating income[5]	(213)	178	(391)	>(100)	(159)
1    Central Treasury comprises valuation differences on issued long-term debt and associated swaps and fair value movements on financial instruments.
2    Other comprises gains and losses on certain planned disposals, funding charges on property and technology assets, the results of the retained retail loan portfolio in France, revaluation gains and losses on investment properties and property disposals, as well as consolidation adjustments and other revenue items not allocated to global businesses.
3    Revenue from Markets Treasury, HSBC Holdings net interest expense and hyperinflation are allocated out to the global businesses, to align them better with their revenue and expense. The total Markets Treasury revenue component of this allocation for 3Q24 was $313m (3Q23: $(546)m). 3Q24 included a loss of $0.1bn from Treasury repositioning and risk management actions.
4    Includes fair value gains/(losses) on the foreign exchange hedging of the proceeds of the sale and the recycling of reserves.
5    ‘Net operating income’ means net operating income before change in expected credit losses and other credit impairment charges (also referred to as ‘revenue’).
6    Impact of strategic transactions classified as material notable items. For further details, see ‘Strategic transactions supplementary analysis‘ on page 38.
Profit before tax of $0.4bn was $0.4bn or 49% lower than in 3Q23 on a constant currency basis, primarily due to a reduction in revenue. This was mainly due to a $0.3bn loss on the early redemption of legacy securities, as well as the non-recurrence of fair value gains of $0.2bn in 3Q23 relating to the foreign exchange hedging of the proceeds from the sale of our banking business in Canada. Lower revenue also reflected a reduction following the transfer of the retained France retail portfolio from WPB. The reduction in revenue was partly offset by favourable fair value movements on structural hedges, the reduction in the impairment related to the planned sale of our business in Argentina and the non-recurrence of losses following the merger of HSBC Bank Oman with Sohar International.

HSBC Holdings plc Earnings Release 3Q24 on Form 6-K	31

Earnings Release 3Q24 on Form 6-K

Supplementary financial information
Reported and constant currency results

Reported and constant currency results[1]
	Nine months ended		Quarter ended
	30 Sep 2024	30 Sep 2023	30 Sep 2024	30 Jun 2024	30 Sep 2023
	$m	$m	$m	$m	$m
Revenue[2]
Reported	54,290	53,037	16,998	16,540	16,161
Currency translation		(648)		116	(274)
Constant currency	54,290	52,389	16,998	16,656	15,887
Change in expected credit losses and other credit impairment charges
Reported	(2,052)	(2,416)	(986)	(346)	(1,071)
Currency translation		61		20	33
Constant currency	(2,052)	(2,355)	(986)	(326)	(1,038)
Operating expenses
Reported	(24,439)	(23,425)	(8,143)	(8,145)	(7,968)
Currency translation		358		(69)	145
Constant currency	(24,439)	(23,067)	(8,143)	(8,214)	(7,823)
Share of profit in associates and joint ventures
Reported	2,233	2,175	607	857	592
Currency translation		(47)		6	6
Constant currency	2,233	2,128	607	863	598
Profit before tax
Reported	30,032	29,371	8,476	8,906	7,714
Currency translation		(276)		73	(90)
Constant currency	30,032	29,095	8,476	8,979	7,624
Profit after tax
Reported	24,414	24,337	6,749	6,828	6,266
Currency translation		(131)		53	(16)
Constant currency	24,414	24,206	6,749	6,881	6,250
Loans and advances to customers (net)
Reported	968,653	935,750	968,653	938,257	935,750
Currency translation		39,391		28,254	39,391
Constant currency	968,653	975,141	968,653	966,511	975,141
Customer accounts
Reported	1,660,715	1,563,127	1,660,715	1,593,834	1,563,127
Currency translation		61,945		47,020	61,945
Constant currency	1,660,715	1,625,072	1,660,715	1,640,854	1,625,072
1    In the current period, constant currency results are equal to reported as there is no currency translation.
2    Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.

32	HSBC Holdings plc Earnings Release 3Q24 on Form 6-K

Notable items
	Nine months ended		Quarter ended
	30 Sep 2024	30 Sep 2023	30 Sep 2024	30 Jun 2024	30 Sep 2023
	$m	$m	$m	$m	$m
Revenue
Disposals, acquisitions and related costs[1,2,3,4]	3,643	3,631	72	(161)	310
Fair value movements on financial instruments[5]	—	15	—	—	—
Disposal losses on Markets Treasury repositioning	—	(578)	—	—	(578)
Early redemption of legacy securities	(283)	—	(283)	—	—
Operating expenses
Disposals, acquisitions and related costs	(149)	(197)	(48)	(38)	(79)
Restructuring and other related costs[6]	22	77	3	6	30
Tax
Tax (charge)/credit on notable items	94	(374)	81	6	127
Uncertain tax positions	—	427	—	—	—
1    Includes the impacts of the sale of our retail banking operations in France.
2    Includes a gain of $1.6bn recognised in respect of the acquisition of SVB UK.
3    Includes a $4.8bn gain on disposal of our banking business in Canada, inclusive of a $0.3bn gain on the foreign exchange hedging of the sale proceeds, the recycling of $0.6bn in foreign currency translation reserve losses and $0.4bn of other reserves recycling losses. This is partly offset by a $1.2bn impairment recognised in relation to the planned sale of our business in Argentina.
4    Includes fair value movements on the foreign exchange hedging of the proceeds from the sale of our banking business in Canada.
5    Fair value movements on non-qualifying hedges in HSBC Holdings.
6    Relates to reversals of restructuring provisions recognised during 2022.

Global businesses
Supplementary analysis of constant currency results and notable items by global business

Global business results - on a constant currency basis[1]
	Nine months ended 30 Sep 2024
	Wealth and Personal Banking[2]	Commercial Banking	Global Banking and Markets	Corporate Centre[2]	Total
	$m	$m	$m	$m	$m
Revenue[3]	21,723	16,284	13,154	3,129	54,290
ECL	(926)	(1,041)	(58)	(27)	(2,052)
Operating expenses	(11,156)	(5,780)	(7,434)	(69)	(24,439)
Share of profit in associates and joint ventures	43	1	—	2,189	2,233
Profit before tax	9,684	9,464	5,662	5,222	30,032
Loans and advances to customers (net)	463,324	322,090	175,439	7,800	968,653
Customer accounts	830,785	487,484	342,072	374	1,660,715
1    In the current period, constant currency results are equal to reported, as there is no currency translation.
2    On 1 January 2024, HSBC Continental Europe completed the sale of its retail banking operations in France to CCF, a subsidiary of Promontoria MMB SAS (‘My Money Group’). With effect from this date, we have prospectively reclassified the portfolio of retained loans, profit participation interest and licence agreement of the CCF brand from WPB to Corporate Centre.
3    Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.

Notable items
	Nine months ended 30 Sep 2024
	Wealth and Personal Banking	Commercial Banking	Global Banking and Markets	Corporate Centre	Total
	$m	$m	$m	$m	$m
Revenue
Disposals, acquisitions and related costs[1]	55	—	(14)	3,602	3,643
Early redemption of legacy securities	—	—	—	(283)	(283)
Operating expenses
Disposals, acquisitions and related costs	—	2	—	(151)	(149)
Restructuring and other related costs[2]	5	3	3	11	22
1    Includes a $4.8bn gain on disposal of our banking business in Canada, inclusive of a $0.3bn gain on the foreign exchange hedging of the sale proceeds, the recycling of $0.6bn in foreign currency translation reserve losses and $0.4bn of other reserves recycling losses. This is partly offset by a $1.2bn impairment recognised in relation to the planned sale of our business in Argentina.
2    Relates to reversals of restructuring provisions recognised during 2022.

HSBC Holdings plc Earnings Release 3Q24 on Form 6-K	33

Earnings Release 3Q24 on Form 6-K

Global business results - on a constant currency basis (continued)
	Nine months ended 30 Sep 2023
	Wealth and Personal Banking	Commercial Banking	Global Banking and Markets	Corporate Centre	Total
	$m	$m	$m	$m	$m
Revenue[1]
Reported	22,919	17,640	12,388	90	53,037
Currency translation	(241)	(262)	(234)	89	(648)
Constant currency	22,678	17,378	12,154	179	52,389
ECL
Reported	(738)	(1,372)	(302)	(4)	(2,416)
Currency translation	46	16	(2)	1	61
Constant currency	(692)	(1,356)	(304)	(3)	(2,355)
Operating expenses
Reported	(10,858)	(5,480)	(7,182)	95	(23,425)
Currency translation	229	189	2	(62)	358
Constant currency	(10,629)	(5,291)	(7,180)	33	(23,067)
Share of profit/(loss) in associates and joint ventures
Reported	46	(1)	—	2,130	2,175
Currency translation	—	—	—	(47)	(47)
Constant currency	46	(1)	—	2,083	2,128
Profit before tax
Reported	11,369	10,787	4,904	2,311	29,371
Currency translation	34	(57)	(234)	(19)	(276)
Constant currency	11,403	10,730	4,670	2,292	29,095
Loans and advances to customers (net)
Reported	455,354	307,048	173,064	284	935,750
Currency translation	21,973	11,183	6,225	10	39,391
Constant currency	477,327	318,231	179,289	294	975,141
Customer accounts
Reported	792,928	459,945	309,785	469	1,563,127
Currency translation	29,913	17,348	14,650	34	61,945
Constant currency	822,841	477,293	324,435	503	1,625,072
1    Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.

Notable items (continued)
	Nine months ended 30 Sep 2023
	Wealth and Personal Banking	Commercial Banking	Global Banking and Markets	Corporate Centre	Total
	$m	$m	$m	$m	$m
Revenue
Disposals, acquisitions and related costs[1,2,3]	2,034	1,593	—	4	3,631
Fair value movements on financial instruments[4]	—	—	—	15	15
Disposal losses on Markets Treasury repositioning	(253)	(190)	(135)	—	(578)
Operating expenses
Disposals, acquisitions and related costs	(26)	(30)	3	(144)	(197)
Restructuring and other related costs[5]	16	30	4	27	77
1    Includes the reversal of a $2.1bn impairment loss relating to the sale of our retail banking operations in France.
2    Includes the gain of $1.6bn recognised in respect of the acquisition of SVB UK.
3    Includes fair value movements on the foreign exchange hedging of the proceeds from the sale of our banking business in Canada.
4    Fair value movements on non-qualifying hedges in HSBC Holdings.
5    Relates to reversals of restructuring provisions recognised during 2022.

34	HSBC Holdings plc Earnings Release 3Q24 on Form 6-K

Global business results - on a constant currency basis (continued)[1]
	Quarter ended 30 Sep 2024
	Wealth and Personal Banking[2]	Commercial Banking	Global Banking and Markets	Corporate Centre[2]	Total
	$m	$m	$m	$m	$m
Revenue[3]	7,411	5,388	4,412	(213)	16,998
ECL	(450)	(468)	(47)	(21)	(986)
Operating expenses	(3,750)	(1,919)	(2,516)	42	(8,143)
Share of profit in associates and joint ventures	15	—	—	592	607
Profit before tax	3,226	3,001	1,849	400	8,476
Loans and advances to customers (net)	463,324	322,090	175,439	7,800	968,653
Customer accounts	830,785	487,484	342,072	374	1,660,715
1    In the current period, constant currency results are equal to reported as there is no currency translation.
2    On 1 January 2024, HSBC Continental Europe completed the sale of its retail banking operations in France to CCF, a subsidiary of Promontoria MMB SAS (‘My Money Group’). With effect from this date, we have prospectively reclassified the portfolio of retained loans, profit participation interest and licence agreement of the CCF brand from WPB to Corporate Centre.
3    Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.

Notable items (continued)
	Quarter ended 30 Sep 2024
	Wealth and Personal Banking	Commercial Banking	Global Banking and Markets	Corporate Centre	Total
	$m	$m	$m	$m	$m
Revenue
Disposals, acquisitions and related costs	—	—	—	72	72
Early redemption of legacy securities	—	—	—	(283)	(283)
Operating expenses
Disposals, acquisitions and related costs	—	—	—	(48)	(48)
Restructuring and other related costs[1]	1	—	—	2	3
1    Relates to reversals of restructuring provisions recognised during 2022.

Global business results - on a constant currency basis (continued)
	Quarter ended 30 Jun 2024
	Wealth and Personal Banking[2]	Commercial Banking	Global Banking and Markets	Corporate Centre[2]	Total
	$m	$m	$m	$m	$m
Revenue[1]
Reported	7,148	5,364	4,287	(259)	16,540
Currency translation	14	42	46	14	116
Constant currency	7,162	5,406	4,333	(245)	16,656
ECL
Reported	(175)	(193)	22	—	(346)
Currency translation	21	(4)	3	—	20
Constant currency	(154)	(197)	25	—	(326)
Operating expenses
Reported	(3,711)	(1,989)	(2,521)	76	(8,145)
Currency translation	(8)	(10)	(33)	(18)	(69)
Constant currency	(3,719)	(1,999)	(2,554)	58	(8,214)
Share of profit in associates and joint ventures
Reported	15	1	—	841	857
Currency translation	—	(1)	—	7	6
Constant currency	15	—	—	848	863
Profit before tax
Reported	3,277	3,183	1,788	658	8,906
Currency translation	27	27	16	3	73
Constant currency	3,304	3,210	1,804	661	8,979
Loans and advances to customers (net)
Reported	445,882	310,356	174,376	7,643	938,257
Currency translation	14,279	8,838	4,824	313	28,254
Constant currency	460,161	319,194	179,200	7,956	966,511
Customer accounts
Reported	794,807	467,362	331,269	396	1,593,834
Currency translation	21,334	13,740	11,929	17	47,020
Constant currency	816,141	481,102	343,198	413	1,640,854
1    Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
2    On 1 January 2024, HSBC Continental Europe completed the sale of its retail banking operations in France to CCF, a subsidiary of Promontoria MMB SAS (‘My Money Group’). With effect from this date, we have prospectively reclassified the portfolio of retained loans, profit participation interest and licence agreement of the CCF brand from WPB to Corporate Centre.

HSBC Holdings plc Earnings Release 3Q24 on Form 6-K	35

Earnings Release 3Q24 on Form 6-K

Notable items (continued)
	Quarter ended 30 Jun 2024
	Wealth and Personal Banking	Commercial Banking	Global Banking and Markets	Corporate Centre	Total
	$m	$m	$m	$m	$m
Revenue
Disposals, acquisitions and related costs	2	—	(14)	(149)	(161)
Operating expenses
Disposals, acquisitions and related costs	1	3	—	(42)	(38)
Restructuring and other related costs[1]	2	2	1	1	6
1    Relates to reversals of restructuring provisions recognised during 2022.

Global business results - on a constant currency basis (continued)
	Quarter ended 30 Sep 2023
	Wealth and Personal Banking	Commercial Banking	Global Banking and Markets	Corporate Centre	Total
	$m	$m	$m	$m	$m
Revenue[1]
Reported	6,719	5,424	3,887	131	16,161
Currency translation	(135)	(132)	(54)	47	(274)
Constant currency	6,584	5,292	3,833	178	15,887
ECL
Reported	(236)	(668)	(166)	(1)	(1,071)
Currency translation	28	6	(2)	1	33
Constant currency	(208)	(662)	(168)	—	(1,038)
Operating expenses
Reported	(3,717)	(1,908)	(2,397)	54	(7,968)
Currency translation	108	75	(7)	(31)	145
Constant currency	(3,609)	(1,833)	(2,404)	23	(7,823)
Share of profit in associates and joint ventures
Reported	11	—	—	581	592
Currency translation	—	—	—	6	6
Constant currency	11	—	—	587	598
Profit before tax
Reported	2,777	2,848	1,324	765	7,714
Currency translation	1	(51)	(63)	23	(90)
Constant currency	2,778	2,797	1,261	788	7,624
Loans and advances to customers (net)
Reported	455,354	307,048	173,064	284	935,750
Currency translation	21,973	11,183	6,225	10	39,391
Constant currency	477,327	318,231	179,289	294	975,141
Customer accounts
Reported	792,928	459,945	309,785	469	1,563,127
Currency translation	29,913	17,348	14,650	34	61,945
Constant currency	822,841	477,293	324,435	503	1,625,072
1    Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.

Notable items (continued)
	Quarter ended 30 Sep 2023
	Wealth and Personal Banking	Commercial Banking	Global Banking and Markets	Corporate Centre	Total
	$m	$m	$m	$m	$m
Revenue
Disposals, acquisitions and related costs[1]	—	86	—	224	310
Disposal losses on Markets Treasury repositioning	(253)	(190)	(135)	—	(578)
Operating expenses
Disposals, acquisitions and related costs	(3)	(15)	—	(61)	(79)
Restructuring and other related costs[2]	16	1	4	9	30
1    Includes fair value movements on the foreign exchange hedging of the proceeds from the sale of our banking business in Canada.
2    Relates to reversals of restructuring provisions recognised during 2022.

36	HSBC Holdings plc Earnings Release 3Q24 on Form 6-K

Reconciliation of reported risk-weighted assets to constant currency risk-weighted assets
The following table reconciles reported and constant currency RWAs.

Reconciliation of reported risk-weighted assets to constant currency risk-weighted assets
	At 30 Sep 2024
	Wealth and Personal Banking	Commercial Banking	Global Banking and Markets	Corporate Centre	Total
	$bn	$bn	$bn	$bn	$bn
Risk-weighted assets
Reported	191.7	348.6	232.2	91.4	863.9
Constant currency	191.7	348.6	232.2	91.4	863.9

	At 30 Jun 2024
Risk-weighted assets
Reported	182.5	335.7	225.1	91.8	835.1
Currency translation	3.6	8.4	4.0	0.9	16.9
Constant currency	186.1	344.1	229.1	92.7	852.0

	At 31 Mar 2024
Risk-weighted assets
Reported	182.2	337.8	222.7	89.9	832.6
Currency translation	2.2	5.9	3.4	0.8	12.3
Constant currency	184.4	343.7	226.1	90.7	844.9

HSBC Holdings plc Earnings Release 3Q24 on Form 6-K	37

Earnings Release 3Q24 on Form 6-K

Strategic transactions supplementary analysis
The following table presents the selected impacts of strategic transactions to the Group and our global business segments. These comprise the strategic transactions where the financial impacts of the acquisition or disposal have qualified for material notable item treatment in our results. Material notable items are a subset of notable items and categorisation is dependent on the nature of each item in conjunction with the financial impact on the Group’s income statement. At 9M24, the disclosure includes the impacts from the disposals of our retail banking operations in France and our banking business in Canada, the planned sale of our business in Argentina and the acquisition of SVB UK. The impacts quoted include those arising on the classification to held for sale, on disposal or on acquisition, and all other related notable items. Once a transaction has completed, the impact will also include the operating income statement results of each business, which are not classified as notable items, in any period for which there are no results in the comparative period. We consider the monthly impact of distorting income statement results when calculating the impact of strategic transactions.

Constant currency results
	Nine months ended 30 Sep 2024
	Wealth and Personal Banking	Commercial Banking	Global Banking and Markets	Corporate Centre	Total
	$m	$m	$m	$m	$m
Revenue	54	179	—	3,752	3,985
ECL	—	(3)	—	—	(3)
Operating expenses	(7)	(76)	—	(151)	(234)
Share of profit in associates and joint ventures	—	—	—	—	—
Profit before tax	47	100	—	3,601	3,748
– HSBC Innovation Banking[1]		100		—	100
– Retail banking operations in France	47			(2)	45
– Banking business in Canada				4,772	4,772
– Business in Argentina				(1,169)	(1,169)
of which: notable items
Revenue	55	—	—	3,752	3,807
Profit before tax	54	3	—	3,601	3,658
of which: distorting impact of operating results between periods
Revenue	(1)	179	—	—	178
Profit/(loss) before tax	(7)	97	—	—	90

	Nine months ended 30 Sep 2023
Revenue	2,725	2,111	105	22	4,963
ECL	(11)	(50)	6	—	(55)
Operating expenses	(581)	(179)	(47)	(144)	(951)
Share of profit in associates and joint ventures	—	—	—	—	—
Profit/(loss) before tax	2,133	1,882	64	(122)	3,957
– HSBC Innovation Banking[1]		1,604		—	1,604
– Retail banking operations in France	1,968			33	2,001
– Banking business in Canada	165	278	64	(155)	352
– Business in Argentina					—
of which: notable items
Revenue	2,058	1,661	—	22	3,741
Profit before tax	2,031	1,634	—	(122)	3,543
of which: distorting impact of operating results between periods
Revenue	667	450	105	—	1,222
Profit before tax	102	248	64	—	414
1    Includes the impact of our acquisition of SVB UK, which in June 2023 changed its legal entity name to HSBC Innovation Bank Limited.

38	HSBC Holdings plc Earnings Release 3Q24 on Form 6-K

Constant currency results
	Quarter ended 30 Sep 2024
	Wealth and Personal Banking	Commercial Banking	Global Banking and Markets	Corporate Centre	Total
	$m	$m	$m	$m	$m
Revenue	—	—	—	73	73
ECL	—	—	—	—	—
Operating expenses	—	—	—	(48)	(48)
Share of profit in associates and joint ventures	—	—	—	—	—
Profit before tax	—	—	—	25	25
– HSBC Innovation Banking[1]		—		—	—
– Retail banking operations in France	—			2	2
– Banking business in Canada				(1)	(1)
– Business in Argentina				24	24
of which: notable items
Revenue	—	—	—	73	73
Profit before tax	—	—	—	25	25
of which: distorting impact of operating results between periods
Revenue	—	—	—	—	—
Profit/(loss) before tax	—	—	—	—	—

	Quarter ended 30 Jun 2024
Revenue	3	—	—	(6)	(3)
ECL	—	—	—	—	—
Operating expenses	(1)	3	—	(42)	(40)
Share of profit in associates and joint ventures	—	—	—	—	—
Profit/(loss) before tax	2	3	—	(48)	(43)
– HSBC Innovation Banking[1]		3		—	3
– Retail banking operations in France	2			(3)	(1)
– Banking business in Canada				9	9
– Business in Argentina				(55)	(55)
of which: notable items
Revenue	2	—	—	(6)	(4)
Profit/(loss) before tax	3	3	—	(48)	(42)
of which: distorting impact of operating results between periods
Revenue	1	—	—	—	1
Profit/(loss) before tax	(1)	—	—	—	(1)

	Quarter ended 30 Sep 2023
Revenue	283	311	54	231	879
ECL	(6)	(14)	1	—	(19)
Operating expenses	(212)	(88)	(23)	(61)	(384)
Share of profit in associates and joint ventures	—	—	—	—	—
Profit before tax	65	209	32	170	476
– HSBC Innovation Banking[1]		74		—	74
– Retail banking operations in France	(12)			(21)	(33)
– Banking business in Canada	77	135	32	191	435
– Business in Argentina					—
of which: notable items
Revenue	—	89	—	231	320
Profit before tax	(2)	74	—	170	242
of which: distorting impact of operating results between periods
Revenue	283	222	54	—	559
Profit before tax	67	135	32	—	234
1    Includes the impact of our acquisition of SVB UK, which in June 2023 changed its legal entity name to HSBC Innovation Bank Limited.

HSBC Holdings plc Earnings Release 3Q24 on Form 6-K	39

Earnings Release 3Q24 on Form 6-K

Legal entities
Supplementary analysis of constant currency results and notable items by legal entity

Legal entity results - on a constant currency basis[1]
	Nine months ended 30 Sep 2024
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	HSBC Bank Canada	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities[2]	Holding companies, shared service centres and intra-Group eliminations	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Revenue[3]	9,489	7,169	25,729	1,882	3,036	462	2,744	2,561	1,218	54,290
ECL	(235)	63	(991)	(134)	(52)	(40)	(599)	(71)	7	(2,052)
Operating expenses	(3,699)	(4,814)	(10,470)	(881)	(2,538)	(236)	(1,475)	(1,480)	1,154	(24,439)
Share of profit/(loss) in associates and joint ventures	—	19	1,737	—	—	—	12	467	(2)	2,233
Profit before tax	5,555	2,437	16,005	867	446	186	682	1,477	2,377	30,032
Loans and advances to customers (net)	289,424	112,275	460,717	20,697	56,382	—	24,412	4,745	1	968,653
Customer accounts	357,874	298,583	835,925	33,543	98,379	—	26,655	9,731	25	1,660,715
1    In the current period, constant currency results are equal to reported, as there is no currency translation.
2    Other trading entities includes the results of entities located in Türkiye, Egypt and Saudi Arabia (including our share of the results of SAB) which do not consolidate into HSBC Bank Middle East Limited. These entities had an aggregated impact on Group reported profit before tax of $1,093m. Supplementary analysis is provided on page 45 to give a fuller picture of the MENAT regional performance.
3    Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.

Notable items
	Nine months ended 30 Sep 2024
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	HSBC Bank Canada	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities	Holding companies, shared service centres and intra-Group eliminations	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Revenue
Disposals, acquisitions and related costs[1]	—	(128)	—	—	—	—	—	(6)	3,777	3,643
Early redemption of legacy securities	—	—	—	—	—	—	—	—	(283)	(283)
Operating expenses
Disposals, acquisitions and related costs	3	(5)	—	—	(21)	(36)	—	(31)	(59)	(149)
Restructuring and other related costs[2]	5	11	—	2	—	—	—	—	4	22
1    Includes a $4.8bn gain on disposal of our banking business in Canada, inclusive of a $0.3bn gain on the foreign exchange hedging of the sale proceeds, the recycling of $0.6bn in foreign currency translation reserve losses and $0.4bn of other reserves recycling losses. This is partly offset by a $1.2bn impairment recognised in relation to the planned sale of our business in Argentina.
2    Relates to reversals of restructuring provisions recognised during 2022.

40	HSBC Holdings plc Earnings Release 3Q24 on Form 6-K

Legal entity results - on a constant currency basis (continued)
	Nine months ended 30 Sep 2023
	HSBC UK Bank Plc	HSBC Bank Plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	HSBC Bank Canada	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities[1]	Holding companies, shared service centres and intra-group eliminations	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Revenue[2]
Reported	10,397	9,146	24,253	1,836	3,136	1,501	2,427	3,288	(2,947)	53,037
Currency translation	290	129	(124)	1	1	(17)	8	(1,008)	72	(648)
Constant currency	10,687	9,275	24,129	1,837	3,137	1,484	2,435	2,280	(2,875)	52,389
ECL
Reported	(476)	(153)	(1,204)	(6)	(47)	(31)	(422)	(107)	30	(2,416)
Currency translation	(10)	(2)	1	—	—	1	—	73	(2)	61
Constant currency	(486)	(155)	(1,203)	(6)	(47)	(30)	(422)	(34)	28	(2,355)
Operating expenses
Reported	(3,352)	(4,536)	(9,875)	(807)	(2,203)	(775)	(1,356)	(1,836)	1,315	(23,425)
Currency translation	(83)	(66)	49	—	—	9	(4)	524	(71)	358
Constant currency	(3,435)	(4,602)	(9,826)	(807)	(2,203)	(766)	(1,360)	(1,312)	1,244	(23,067)
Share of profit/(loss) in associates and joint ventures
Reported	—	(52)	1,826	—	—	—	9	395	(3)	2,175
Currency translation	—	(1)	(46)	—	—	—	—	—	—	(47)
Constant currency	—	(53)	1,780	—	—	—	9	395	(3)	2,128
Profit/(loss) before tax
Reported	6,569	4,405	15,000	1,023	886	695	658	1,740	(1,605)	29,371
Currency translation	197	60	(120)	1	1	(7)	4	(411)	(1)	(276)
Constant currency	6,766	4,465	14,880	1,024	887	688	662	1,329	(1,606)	29,095
Loans and advances to customers (net)
Reported	257,289	109,244	453,443	18,508	53,186	—	24,702	19,377	1	935,750
Currency translation	24,996	7,615	10,484	10	—	—	(2,856)	(857)	(1)	39,391
Constant currency	282,285	116,859	463,927	18,518	53,186	—	21,846	18,520	—	975,141
Customer accounts
Reported	324,526	269,493	766,225	31,030	99,427	—	28,412	43,911	103	1,563,127
Currency translation	31,527	21,201	15,798	30	—	—	(3,285)	(3,325)	(1)	61,945
Constant currency	356,053	290,694	782,023	31,060	99,427	—	25,127	40,586	102	1,625,072
1    Other trading entities includes the results of entities located in Oman, Türkiye, Egypt and Saudi Arabia (including our share of the results of SAB) which do not consolidate into HSBC Bank Middle East Limited. These entities had an aggregated impact on Group reported profit before tax of $933m and constant currency profit before tax of $799m. Supplementary analysis is provided on page 45 to give a fuller picture of the MENAT regional performance.
2    Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.

HSBC Holdings plc Earnings Release 3Q24 on Form 6-K	41

Earnings Release 3Q24 on Form 6-K

Notable items (continued)
	Nine months ended 30 Sep 2023
	HSBC UK Bank Plc	HSBC Bank Plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	HSBC Bank Canada	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities	Holding companies, shared service centres and intra-group eliminations	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Revenue
Disposals, acquisitions and related costs[1,2,3]	1,593	2,098	—	—	—	—	—	—	(60)	3,631
Fair value movements on financial instruments[4]	—	—	—	—	—	—	—	—	15	15
Restructuring and other related costs[5]	—	361	—	—	—	—	—	—	(361)	—
Disposal losses on Markets Treasury repositioning	(145)	(94)	(339)	—	—	—	—	—	—	(578)
Operating expenses
Disposals, acquisitions and related costs	(29)	(68)	—	—	(5)	(81)	—	—	(14)	(197)
Restructuring and other related costs[6]	13	16	8	1	2	—	6	2	29	77
1    Includes the reversal of a $2.1bn impairment loss relating to the sale of our retail banking operations in France.
2    Includes a gain of $1.6bn recognised in respect of the acquisition of SVB UK.
3    Includes fair value movements on the foreign exchange hedging of the proceeds from the sale of our banking business in Canada.
4    Fair value movements on non-qualifying hedges in HSBC Holdings.
5    Gain recognised as a result of intra-Group restructuring.
6    Relates to reversals of restructuring provisions recognised during 2022.

Legal entity results - on a constant currency basis[1] (continued)
	Quarter ended 30 Sep 2024
	HSBC UK Bank Plc	HSBC Bank Plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	HSBC Bank Canada	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities[2]	Holding companies, shared service centres and intra-group eliminations	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Revenue[3]	3,259	2,676	8,764	626	901	—	902	826	(956)	16,998
ECL	(173)	(3)	(536)	(32)	(19)	—	(213)	(12)	2	(986)
Operating expenses	(1,265)	(1,671)	(3,573)	(263)	(859)	—	(477)	(519)	484	(8,143)
Share of profit/(loss) in associates and joint ventures	—	(1)	457	—	—	—	4	148	(1)	607
Profit/(loss) before tax	1,821	1,001	5,112	331	23	—	216	443	(471)	8,476
Loans and advances to customers (net)	289,424	112,275	460,717	20,697	56,382	—	24,412	4,745	1	968,653
Customer accounts	357,874	298,583	835,925	33,543	98,379	—	26,655	9,731	25	1,660,715
1    In the current period, constant currency results are equal to reported, as there is no currency translation.
2    Other trading entities includes the results of entities located in Oman, Türkiye, Egypt and Saudi Arabia (including our share of the results of SAB) which do not consolidate into HSBC Bank Middle East Limited. These entities had an aggregated impact on Group reported profit before tax of $365m. Supplementary analysis is provided on page 45 to give a fuller picture of the MENAT regional performance.
3    Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.

42	HSBC Holdings plc Earnings Release 3Q24 on Form 6-K

Notable items (continued)
	Quarter ended 30 Sep 2024
	HSBC UK Bank Plc	HSBC Bank Plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	HSBC Bank Canada	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities	Holding companies, shared service centres and intra-group eliminations	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Revenue
Disposals, acquisitions and related costs	—	3	—	—	—	—	—	(6)	75	72
Early redemption of legacy securities	—	—	—	—	—	—	—	—	(283)	(283)
Operating expenses
Disposals, acquisitions and related costs	—	—	—	—	(6)	—	—	(30)	(12)	(48)
Restructuring and other related costs[1]	1	—	—	2	—	—	—	—	—	3
1    Relates to reversals of restructuring provisions recognised during 2022.

Legal entity results - on a constant currency basis (continued)
	Quarter ended 30 Jun 2024
	HSBC UK Bank Plc	HSBC Bank Plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	HSBC Bank Canada	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities[1]	Holding companies, shared service centres and intra-group eliminations	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Revenue[2]
Reported	3,139	2,186	8,496	636	1,049	—	954	945	(865)	16,540
Currency translation	94	52	57	1	—	—	(84)	(26)	22	116
Constant currency	3,233	2,238	8,553	637	1,049	—	870	919	(843)	16,656
ECL
Reported	(10)	132	(184)	(47)	(40)	—	(210)	9	4	(346)
Currency translation	—	4	—	—	—	—	18	(2)	—	20
Constant currency	(10)	136	(184)	(47)	(40)	—	(192)	7	4	(326)
Operating expenses
Reported	(1,206)	(1,589)	(3,545)	(336)	(839)	—	(468)	(484)	322	(8,145)
Currency translation	(37)	(41)	(25)	—	—	—	41	13	(20)	(69)
Constant currency	(1,243)	(1,630)	(3,570)	(336)	(839)	—	(427)	(471)	302	(8,214)
Share of profit/(loss) in associates and joint ventures
Reported	—	10	669	—	—	—	4	174	—	857
Currency translation	—	1	7	—	—	—	—	—	(2)	6
Constant currency	—	11	676	—	—	—	4	174	(2)	863
Profit/(loss) before tax
Reported	1,923	739	5,436	253	170	—	280	644	(539)	8,906
Currency translation	57	16	39	1	—	—	(25)	(15)	—	73
Constant currency	1,980	755	5,475	254	170	—	255	629	(539)	8,979
Loans and advances to customers (net)
Reported	270,262	107,957	453,642	20,506	55,809	—	25,449	4,632	—	938,257
Currency translation	15,754	5,287	9,102	4	—	—	(1,790)	(103)	—	28,254
Constant currency	286,016	113,244	462,744	20,510	55,809	—	23,659	4,529	—	966,511
Customer accounts
Reported	334,566	295,557	799,086	32,934	93,060	—	28,997	9,532	102	1,593,834
Currency translation	19,502	14,916	14,796	15	—	—	(2,039)	(169)	(1)	47,020
Constant currency	354,068	310,473	813,882	32,949	93,060	—	26,958	9,363	101	1,640,854
1    Other trading entities includes the results of entities located in Türkiye, Egypt and Saudi Arabia (including our share of the results of SAB) which do not consolidate into HSBC Bank Middle East Limited. These entities had an aggregated impact on Group reported profit before tax of $369m and constant currency profit before tax of $363m. Supplementary analysis is provided on page 45 to give a fuller picture of the MENAT regional performance.
2    Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.

HSBC Holdings plc Earnings Release 3Q24 on Form 6-K	43

Earnings Release 3Q24 on Form 6-K

Notable items (continued)
	Quarter ended 30 Jun 2024
	HSBC UK Bank Plc	HSBC Bank Plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	HSBC Bank Canada	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities	Holding companies, shared service centres and intra-group eliminations	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Revenue
Disposals, acquisitions and related costs	—	(115)	—	—	—	—	—	—	(46)	(161)
Operating expenses
Disposals, acquisitions and related costs	3	—	—	—	(8)	—	—	(1)	(32)	(38)
Restructuring and other related costs[1]	1	2	—	—	—	—	—	—	3	6
1    Relates to reversals of restructuring provisions recognised during 2022.

Legal entity results - on a constant currency basis (continued)
	Quarter ended 30 Sep 2023
	HSBC UK Bank Plc	HSBC Bank Plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	HSBC Bank Canada	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities[1]	Holding companies, shared service centres and intra-group eliminations	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Revenue[2]
Reported	3,008	2,443	7,720	638	994	493	853	1,071	(1,059)	16,161
Currency translation	82	47	24	1	—	(9)	(84)	(375)	40	(274)
Constant currency	3,090	2,490	7,744	639	994	484	769	696	(1,019)	15,887
ECL
Reported	(58)	(80)	(748)	(6)	15	(20)	(158)	(36)	20	(1,071)
Currency translation	(1)	(1)	(1)	—	—	—	16	21	(1)	33
Constant currency	(59)	(81)	(749)	(6)	15	(20)	(142)	(15)	19	(1,038)
Operating expenses
Reported	(1,172)	(1,447)	(3,368)	(282)	(824)	(253)	(476)	(697)	551	(7,968)
Currency translation	(32)	(27)	(13)	—	—	5	46	202	(36)	145
Constant currency	(1,204)	(1,474)	(3,381)	(282)	(824)	(248)	(430)	(495)	515	(7,823)
Share of profit/(loss) in associates and joint ventures
Reported	—	(9)	479	—	—	—	3	120	(1)	592
Currency translation	—	—	5	—	—	—	—	—	1	6
Constant currency	—	(9)	484	—	—	—	3	120	—	598
Profit/(loss) before tax
Reported	1,778	907	4,083	350	185	220	222	458	(489)	7,714
Currency translation	49	19	15	1	—	(4)	(22)	(152)	4	(90)
Constant currency	1,827	926	4,098	351	185	216	200	306	(485)	7,624
Loans and advances to customers (net)
Reported	257,289	109,244	453,443	18,508	53,186	—	24,702	19,377	1	935,750
Currency translation	24,996	7,615	10,484	10	—	—	(2,856)	(857)	(1)	39,391
Constant currency	282,285	116,859	463,927	18,518	53,186	—	21,846	18,520	—	975,141
Customer accounts
Reported	324,526	269,493	766,225	31,030	99,427	—	28,412	43,911	103	1,563,127
Currency translation	31,527	21,201	15,798	30	—	—	(3,285)	(3,325)	(1)	61,945
Constant currency	356,053	290,694	782,023	31,060	99,427	—	25,127	40,586	102	1,625,072
1    Other trading entities includes the results of entities located in Oman, Türkiye, Egypt and Saudi Arabia (including our share of the results of SAB) which do not consolidate into HSBC Bank Middle East Limited. These entities had an aggregated impact on Group reported profit before tax of $238m and constant currency profit before tax of $191m. Supplementary analysis is provided on page 45 to give a fuller picture of the MENAT regional performance.
2    Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.

44	HSBC Holdings plc Earnings Release 3Q24 on Form 6-K

Notable items (continued)
	Quarter ended 30 Sep 2023
	HSBC UK Bank Plc	HSBC Bank Plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	HSBC Bank Canada	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities	Holding companies, shared service centres and intra-group eliminations	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Revenue
Disposals, acquisitions and related costs[1]	86	(3)	—	—	—	—	—	—	227	310
Restructuring and other related costs[2]	—	361	—	—	—	—	—	—	(361)	—
Disposal losses on Markets Treasury repositioning	(145)	(94)	(339)	—	—	—	—	—	—	(578)
Operating expenses
Disposals, acquisitions and related costs	(14)	(23)	—	—	(3)	(27)	—	—	(12)	(79)
Restructuring and other related costs[3]	13	16	8	1	2	—	6	2	(18)	30
1    Includes fair value movements on the foreign exchange hedging of the proceeds from the sale of our banking business in Canada.
2    Gain recognised as a result of intra-Group restructuring.
3    Relates to reversals of restructuring provisions recognised during 2022.
Middle East, North Africa and Türkiye supplementary information
The following tables show the reported results of our Middle East, North Africa and Türkiye business operations on a regional basis (including results of all the legal entities operating in the region and our share of the results of SAB). They also show the profit before tax of each of the global businesses.

Middle East, North Africa and Türkiye regional performance
	Nine months ended		Quarter ended
	30 Sep 2024	30 Sep 2023	30 Sep 2024	30 Jun 2024	30 Sep 2023
	$m	$m	$m	$m	$m
Revenue[1]	2,901	2,748	970	970	895
Change in expected credit losses and other credit impairment charges	(154)	(16)	(33)	(63)	(13)
Operating expenses	(1,259)	(1,188)	(393)	(459)	(414)
Share of profit in associates and joint ventures	464	391	147	171	118
Profit before tax	1,952	1,935	691	619	586
Loans and advances to customers (net)	23,458	21,392	23,458	23,237	21,392
Customer accounts	40,914	40,744	40,914	40,138	40,744
1    Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.

Profit before tax by global business
	Nine months ended		Quarter ended
	30 Sep 2024	30 Sep 2023	30 Sep 2024	30 Jun 2024	30 Sep 2023
	$m	$m	$m	$m	$m
Wealth and Personal Banking	489	486	165	153	185
Commercial Banking	254	369	133	41	93
Global Banking and Markets	836	821	283	261	250
Corporate Centre	373	259	110	164	58
Total	1,952	1,935	691	619	586

HSBC Holdings plc Earnings Release 3Q24 on Form 6-K	45

Earnings Release 3Q24 on Form 6-K

Alternative performance measures
Use of alternative performance measures
Our reported results are prepared in accordance with IFRS Accounting Standards as detailed in our financial statements starting on page 356 of the Annual Report and Accounts 2023 on Form 20-F. We use a combination of reported and alternative performance measures, including those derived from our reported results that eliminate factors that distort period-on-period comparisons. These are considered alternative performance measures (non-GAAP financial measures).
The following information details the adjustments made to the reported results and the calculation of other alternative performance measures. All alternative performance measures are reconciled to the closest reported performance measure.

Alternative performance measure definitions

Alternative performance measure	Definition
Constant currency revenue excluding notable items[1]	Reported revenue excluding notable items and the impact of foreign exchange translation[2]
Constant currency profit before tax excluding notable items[1]	Reported profit before tax excluding notable items and the impact of foreign exchange translation[2]
Constant currency revenue excluding notable items and strategic transactions[1]	Reported revenue excluding notable items, strategic transactions and the impact of foreign exchange translation[3]
Constant currency profit before tax excluding notable items and strategic transactions[1]	Reported profit before tax excluding notable items, strategic transactions and the impact of foreign exchange translation[3]
Return on average ordinary shareholders’ equity (‘RoE’)	Profit attributable to the ordinary shareholders

Average ordinary shareholders’ equity
Return on average tangible equity (‘RoTE‘)	Profit attributable to the ordinary shareholders, excluding impairment of goodwill and other intangible assets

Average ordinary shareholders’ equity adjusted for goodwill and intangibles
Return on average tangible equity (‘RoTE‘) excluding notable items	Profit attributable to the ordinary shareholders, excluding impairment of goodwill and other intangible assets and notable items[2]

Average ordinary shareholders’ equity adjusted for goodwill and intangibles and notable items[2]
Net asset value per ordinary share	Total ordinary shareholders’ equity[4]

Basic number of ordinary shares in issue excluding treasury shares
Tangible net asset value per ordinary share	Tangible ordinary shareholders’ equity[5]

Basic number of ordinary shares in issue excluding treasury shares
Expected credit losses and other credit impairment charges (‘ECL’) as a % of average gross loans and advances to customers	Annualised constant currency ECL[6]

Constant currency average gross loans and advances to customers[6]
Expected credit losses and other credit impairment charges (‘ECL’) as a % of average gross loans and advances to customers, including held for sale	Annualised constant currency ECL[6]

Constant currency average gross loans and advances to customers, including held for sale[6]
Target basis operating expenses	Reported operating expenses excluding notable items, foreign exchange translation and other excluded items[7]
Basic earnings per share excluding material notable items and related impacts	Profit attributable to ordinary shareholders excluding material notable items and related impacts[8]

Weighted average number of ordinary shares outstanding, excluding own shares held
1    Constant currency performance is computed by adjusting reported results for the effects of foreign currency translation differences, which distort period-on-period comparisons.
2    For details of notable items, see ‘Supplementary financial information‘ on page 32.
3    For details of strategic transactions, see ‘Strategic transactions supplementary analysis‘ on page 38.
4    Total ordinary shareholders’ equity is total shareholders‘ equity less non-cumulative preference shares and capital securities.
5    Tangible ordinary shareholders’ equity is total ordinary shareholders’ equity excluding goodwill and other intangible assets (net of deferred tax).
6    The constant currency numbers are derived by adjusting reported ECL and average loans and advances to customers for the effects of foreign currency translation differences.
7    Other excluded items includes the impact of re-translating comparative period financial information at the latest rates of foreign exchange in hyperinflationary economies, which we consider to be outside of our control, and the impact of the sale of our retail banking operations in France and banking business in Canada.
8    For details of material notable items and related impacts, see page 49.

46	HSBC Holdings plc Earnings Release 3Q24 on Form 6-K

Constant currency revenue and profit before tax excluding notable items and strategic transactions
	Nine months ended		Quarter ended
	30 Sep 2024	30 Sep 2023	30 Sep 2024	30 Jun 2024	30 Sep 2023
	$m	$m	$m	$m	$m
Revenue
Reported	54,290	53,037	16,998	16,540	16,161
Notable items	3,360	3,068	(211)	(161)	(268)
Reported revenue excluding notable items	50,930	49,969	17,209	16,701	16,429
Currency translation[1]		(743)		119	(279)
Constant currency revenue excluding notable items	50,930	49,226	17,209	16,820	16,150
Constant currency impact of strategic transactions (distorting impact of operating results between periods)[2]	178	1,222	—	1	559
Constant currency revenue excluding notable items and strategic transactions	50,752	48,004	17,209	16,819	15,591
Profit before tax
Reported	30,032	29,371	8,476	8,906	7,714
Notable items	3,233	2,948	(256)	(193)	(317)
Reported profit before tax excluding notable items	26,799	26,423	8,732	9,099	8,031
Currency translation[1]		(372)		77	(96)
Constant currency profit before tax excluding notable items	26,799	26,051	8,732	9,176	7,935
Constant currency impact of strategic transactions (distorting impact of operating results between periods)[2]	90	414	—	(1)	234
Constant currency profit before tax excluding notable items and strategic transactions	26,709	25,637	8,732	9,177	7,701
1    Currency translation on the reported balance excluding currency translation on notable items.
2    For more details of strategic transactions, see ‘Strategic transactions supplementary analysis‘ on page 38.
To aid the understanding of our results, we disclose constant currency revenue and profit before tax excluding notable items and the impact of strategic transactions. The impacts of strategic transactions quoted include the distorting impact between the periods of the operating income statement results related to acquisitions and disposals that affect period-on-period comparisons. Once a transaction has completed, the impact will include the operating income statement results of each business, which are not classified as notable items, in any period for which there are no results in the comparative period. We consider the monthly impact of distorting income statement results when calculating the impact of strategic transactions.

Return on average ordinary shareholders‘ equity, return on average tangible equity and return on average tangible equity excluding notable items
	Nine months ended		Quarter ended
	30 Sep 2024	30 Sep 2023	30 Sep 2024	30 Jun 2024	30 Sep 2023
	$m	$m	$m	$m	$m
Profit/(loss) after tax
Profit/(loss) attributable to the ordinary shareholders of the parent company	22,720	22,585	6,134	6,403	5,619
Impairment of goodwill and other intangible assets (net of tax)	114	36	(9)	13	7
Profit/(loss) attributable to the ordinary shareholders, excluding goodwill and other intangible assets impairment	22,834	22,621	6,125	6,416	5,626
Impact of notable items[1]	(3,442)	(3,037)	184	174	183
Profit attributable to the ordinary shareholders, excluding goodwill, other intangible assets impairment and notable items	19,392	19,584	6,309	6,590	5,809
Equity
Average total shareholders‘ equity	188,140	183,704	188,023	187,239	183,445
Effect of average preference shares and other equity instruments	(18,333)	(19,062)	(18,947)	(18,272)	(18,555)
Average ordinary shareholders’ equity	169,807	164,642	169,076	168,967	164,890
Effect of goodwill and other intangibles (net of deferred tax)	(11,631)	(11,376)	(11,582)	(11,409)	(11,549)
Average tangible equity	158,176	153,266	157,494	157,558	153,341
Average impact of notable items	(3,035)	(3,377)	110	(2,251)	(67)
Average tangible equity excluding notable items	155,141	149,889	157,604	155,307	153,274
Ratio	%	%	%	%	%
Return on average ordinary shareholders’ equity (annualised)	17.9	18.3	14.4	15.2	13.5
Return on average tangible equity (annualised)	19.3	19.7	15.5	16.3	14.6
Return on average tangible equity excluding notable items (annualised)	16.7	17.5	15.9	17.1	15.0
1    For details of notable items please refer to ‘Supplementary financial information‘ on page 32.
From 1 January 2024, we have revised the adjustments made to RoTE. Prior to this, we adjusted RoTE for the impact of strategic transactions and the impairment of our investment in BoCom, whereas from 1 January 2024 we have excluded all notable items. This was intended to improve alignment with the treatment of notable items in our other income statement disclosures. Comparatives have been re-presented on the revised basis and we no longer disclose RoTE excluding strategic transactions and the impairment of BoCom. On this basis, we continue to target a RoTE excluding notable items in the mid-teens for both 2024 and 2025.

HSBC Holdings plc Earnings Release 3Q24 on Form 6-K	47

Earnings Release 3Q24 on Form 6-K

Return on average tangible equity by global business
	Nine months ended 30 Sep 2024
	Wealth and Personal Banking[1]	Commercial Banking	Global Banking and Markets	Corporate Centre[1]	Total
	$m	$m	$m	$m	$m
Profit before tax	9,684	9,464	5,662	5,222	30,032
Tax expense	(1,765)	(2,263)	(1,286)	(304)	(5,618)
Profit after tax	7,919	7,201	4,376	4,918	24,414
Less attributable to: preference shareholders, other equity holders, non-controlling interests	(686)	(445)	(422)	(141)	(1,694)
Profit attributable to ordinary shareholders of the parent company	7,233	6,756	3,954	4,777	22,720
Other adjustments	(115)	227	(165)	167	114
Profit attributable to ordinary shareholders	7,118	6,983	3,789	4,943	22,834
Average tangible shareholders’ equity	31,271	44,302	36,637	45,966	158,176
RoTE (%) (annualised)	30.4	21.1	13.8	14.4	19.3

	Nine months ended 30 Sep 2023
Profit before tax	11,369	10,787	4,904	2,311	29,371
Tax expense	(2,242)	(2,193)	(925)	326	(5,034)
Profit after tax	9,127	8,594	3,979	2,637	24,337
Less attributable to: preference shareholders, other equity holders, non-controlling interests	(744)	(419)	(413)	(176)	(1,752)
Profit attributable to ordinary shareholders of the parent company	8,383	8,175	3,566	2,461	22,585
Other adjustments	(160)	256	119	(179)	36
Profit attributable to ordinary shareholders	8,223	8,431	3,685	2,282	22,621
Average tangible shareholders’ equity	29,466	43,679	38,200	41,921	153,266
RoTE (%) (annualised)	37.3	25.8	12.9	7.3	19.7
1    With effect from 1 January 2024, following the sale of our retail banking business in France, we have prospectively reclassified the portfolio of retained loans, profit participation interest and licence agreement of the CCF brand from WPB to Corporate Centre.

Net asset value and tangible net asset value per ordinary share
	At
	30 Sep 2024	30 Jun 2024	30 Sep 2023
	$m	$m	$m
Total shareholders’ equity	192,754	183,293	182,720
Preference shares and other equity instruments	(19,070)	(18,825)	(17,719)
Total ordinary shareholders’ equity	173,684	164,468	165,001
Goodwill and intangible assets (net of deferred tax)	(11,804)	(11,359)	(11,554)
Tangible ordinary shareholders’ equity	161,880	153,109	153,447
Basic number of $0.50 ordinary shares outstanding	17,982	18,330	19,275
Value per share	$	$	$
Net asset value per ordinary share	9.66	8.97	8.56
Tangible net asset value per ordinary share	9.00	8.35	7.96

ECL and other credit impairment charges as a % of average gross loans and advances to customers, and ECL and other credit impairment charges as a % of average gross loans and advances to customers, including held for sale
	Nine months ended		Quarter ended
	30 Sep 2024	30 Sep 2023	30 Sep 2024	30 Jun 2024	30 Sep 2023
	$m	$m	$m	$m	$m
Expected credit losses and other credit impairment charges (‘ECL‘)	(2,052)	(2,416)	(986)	(346)	(1,071)
Currency translation		61		20	33
Constant currency	(2,052)	(2,355)	(986)	(326)	(1,038)
Average gross loans and advances to customers	955,512	957,080	964,189	946,414	959,129
Currency translation	17,156	29,841	14,217	26,870	29,820
Constant currency	972,668	986,921	978,406	973,284	988,949
Average gross loans and advances to customers, including held for sale	975,646	1,020,441	966,713	948,515	1,017,351
Currency translation	16,796	29,888	14,174	26,758	29,207
Constant currency	992,442	1,050,329	980,887	975,273	1,046,558

Ratios	%	%	%	%	%
Expected credit losses and other credit impairment charges (annualised) as a % of average gross loans and advances to customers	0.28	0.32	0.40	0.13	0.42
Expected credit losses and other credit impairment charges (annualised) as a % of average gross loans and advances to customers, including held for sale	0.28	0.30	0.40	0.13	0.39

48	HSBC Holdings plc Earnings Release 3Q24 on Form 6-K

Target basis operating expenses
	Nine months ended		Quarter ended
	30 Sep 2024	30 Sep 2023	30 Sep 2024	30 Jun 2024	30 Sep 2023
	$m	$m	$m	$m	$m
Reported operating expenses	24,439	23,425	8,143	8,145	7,968
Notable items	(127)	(120)	(45)	(32)	(49)
– disposals, acquisitions and related costs	(149)	(197)	(48)	(38)	(79)
– restructuring and other related costs[1]	22	77	3	6	30
Currency translation[2]		(358)		69	(145)
Excluding the constant currency impact of the sale of our retail banking operations in France and banking business in Canada[3]	(162)	(723)	—	—	(230)
Excluding the impact of retranslating prior period costs of hyperinflationary economies at constant currency foreign exchange rate		487		12	185
Target basis operating expenses	24,150	22,711	8,098	8,194	7,729
1    Relates to reversals of restructuring provisions recognised during 2022.
2    Currency translation on reported operating expenses, excluding currency translation on notable items.
3    This represents the business as usual costs which are not classified as notable items relating to our retail banking operations in France and banking business in Canada, on a constant currency basis. This does not include the disposal costs which relate to these transactions.
Target basis operating expenses for 2024 and for the 2023 comparative periods differ from what we disclosed in our 2023 results, when we were comparing against 2022 operating expenses. The 2023 target basis excluded the impact of incremental costs associated with the acquisition of SVB UK, and the related investments, whereas the 2024 target basis excludes the costs associated with our retail banking operations in France and our banking business in Canada. The exclusion of notable items and the impact of retranslating prior year results of hyperinflationary economies at constant currency are excluded in 2024, which is consistent with the 2023 basis of preparation. We consider target basis operating expenses to provide useful information to investors by quantifying and excluding the notable items that management considered when setting and assessing cost-related targets.

Basic earnings per share excluding material notable items and related impacts
	Nine months ended		Quarter ended
	30 Sep 2024	30 Sep 2023	30 Sep 2024	30 Jun 2024	30 Sep 2023
	$m	$m	$m	$m	$m
Profit attributable to shareholders of company	23,628	23,561	6,516	6,528	6,053
Coupon payable on capital securities classified as equity	(908)	(976)	(382)	(125)	(434)
Profit attributable to ordinary shareholders of company	22,720	22,585	6,134	6,403	5,619
Gain on acquisition of SVB UK	(2)	(1,593)	—	(2)	(86)
Impact of the sale of our retail banking operations in France (net of tax)	(55)	(1,629)	(2)	(1)	—
Impact of the sale of our banking business in Canada[1]	(4,953)	(430)	(4)	(7)	(376)
Impairment loss relating to the planned sale of our business in Argentina	1,162	—	(30)	55	—
Profit attributable to ordinary shareholders of company excluding material notable items and related impacts	18,872	18,933	6,098	6,448	5,157

Number of shares
Weighted average basic number of ordinary shares (millions)	18,493	19,596	18,151	18,509	19,404
Basic earnings per share ($)	1.23	1.15	0.34	0.35	0.29
Basic earnings per share excluding material notable items and related impacts ($)	1.02	0.97	0.34	0.35	0.27
1    Represents gain on sale of business in Canada recognised on completion, inclusive of the earnings recognised by the banking business from 30 June 2022, the recycling of losses in foreign currency translation reserves and other reserves, and gain on the foreign exchange hedging of the sale proceeds.
Material notable items are a subset of notable items. Material notable items are components of our income statement that management would consider as outside the normal course of business and generally non-recurring in nature, which are excluded from our dividend payout ratio calculation and our earnings per share measure, along with related impacts. Categorisation as a material notable item is dependent on the nature of each item in conjunction with the financial impact on the Group’s income statement.
Related impacts include those items that do not qualify for designation as notable items but whose adjustment is considered by management to be appropriate for the purposes of determining the basis for our dividend payout ratio calculation.
Material notable items in 3Q24 and comparative periods included the planned sale of our business in Argentina, the sale of our retail banking operations in France, the sale of our banking business in Canada, the gain following the acquisition of SVB UK and the impairment of our investment in BoCom. In determining this measure, we also excluded HSBC Bank Canada‘s financial results from the 30 June 2022 net asset reference date until completion of the sale, as the gain on sale was recognised through a combination of the consolidation of HSBC Bank Canada‘s results in the Group‘s results since this date, and the remaining gain on sale was recognised at completion. For the planned sale of our business in Argentina, between signing and closing, the loss on sale will vary by changes in the net asset value of the disposed business and associated hyperinflation and foreign currency translation, and in the fair value of consideration including price adjustments and migration costs. There were no additional related impacts, and the ongoing profits from HSBC Argentina will not be excluded from our basic earnings per share excluding material notable items and related impacts.

HSBC Holdings plc Earnings Release 3Q24 on Form 6-K	49

Earnings Release 3Q24 on Form 6-K

Risk
Managing risk
HSBC’s operations are subject to changes in economic and financial conditions as well as geopolitical developments that could have a material impact on the Group’s operations and financial risks. We continuously review these factors in all of our key markets and conduct regular reviews of economic risks and expectations.
Continued growth in global economic activity was observed in the third quarter of 2024, led by the US and China, with relatively slower growth in the EU. In the US, performance was supported by sustained household spending, and the services sector in particular. In mainland China, while domestic consumption has been weak and activity by sector uneven, export growth and investment have ensured that growth has so far remained close to the official target in 2024. At the same time, authorities have announced measures to further support private sector confidence and consumption. We will continue to monitor the impact of these measures into the fourth quarter.
Inflation and high interest rates remain a key consideration for policymakers. In the US and Europe, headline inflation has continued to trend downwards towards Central Bank target rates, despite persistently higher services prices. Progress in reducing inflation enabled both the US Federal Reserve and the Bank of England to cut interest rates in the third quarter of 2024, following the ECB’s decision to cut rates in the second quarter of the year. Markets anticipate further cuts over the remainder of 2024 and into 2025. In mainland China, authorities have reduced the Loan Prime Rate to support private sector borrowing as demand for loans has weakened.
Geopolitical tensions could impact the Group’s operations and its risk profile and continue to be a source of significant uncertainty, including the ongoing conflicts between Russia and Ukraine and in the Middle East. The recent escalation in the conflict between Israel and Hezbollah has raised uncertainty in the region and led to renewed volatility in energy prices. The attacks on commercial shipping in the Red Sea continue, contributing to higher shipping costs and disruption to supply chains and, coupled with the risk of a potential increase in oil prices, could lead to renewed inflationary pressures.
Fiscal policy, deficits and public indebtedness also influence our risk profile. Public spending as a proportion of GDP is likely to remain high for most of our key economies with elevated spending focused on social welfare, defence and climate transition initiatives. Against a backdrop of slower economic growth and expectations for a higher interest rate environment in the longer term, elevated borrowing costs could increase and adversely impact the fiscal responses of highly-indebted sovereign issuers.
Sanctions and trade restrictions are monitored closely given their complexity and pace of change. The US, the UK and the EU, as well as other countries, have imposed significant sanctions and trade restrictions against Russia, with new sanctions added during 2024 by the US, the UK and the EU. Additional sanctions on Iran were imposed in the second and third quarters of 2024 in response to the increase in tensions between Israel and Iran. The secondary sanctions regime introduced by the US in December 2023 gives the US broad discretion to impose severe sanctions on non-US banks that are knowingly, or even unknowingly, engaged in certain transactions or services involving Russia’s military-industrial base. The US expanded the scope of these secondary sanctions in June 2024 to apply to Russian and non-Russian persons designated under the primary legal authority for Russian sanctions. The broad scope of the discretionary powers embedded in the regime creates challenges associated with the detection or prevention of third-party activities beyond our control. The imposition of such sanctions against any non-US HSBC entity could result in significant adverse commercial, operational and reputational consequences for HSBC, including the restriction or termination of the non-US HSBC entity’s ability to access the US financial system and the freezing of the entity’s assets that are subject to US jurisdiction. In response to such sanctions and trade restrictions, as well as asset flight, Russia has implemented certain countermeasures, including the expropriation of certain foreign assets.
Strategic competition has the potential to impact the Group’s operations and may pose financial risks. The relationships between China and several other countries, including the US and the UK, remain complex. The US, the UK, the EU and other countries have imposed various sanctions and trade restrictions on Chinese individuals and companies. In response to earlier measures, China has imposed its own sanctions, trade restrictions and other measures on persons and entities in other countries, including recent sanctions on US firms supplying arms to Taiwan. Supply chains remain vulnerable to a deterioration in these bilateral relationships and this has resulted in efforts to de-risk certain sectors with the reshoring of manufacturing activities, but the approach of countries to strategic competition and engagement with China continues to develop. Further sanctions or counter-sanctions may adversely affect the Group, its customers and various markets.
Political changes may also have implications for policy. Elections could imply uncertainty in some markets in response to shifting domestic and foreign policy priorities. The UK, France, Mexico and several countries in Asia went to the polls earlier this year, with the US set to follow in the fourth quarter of 2024. The outcome of the US election in particular will be monitored closely, given the potential for changes to economic, foreign and trade policy that may have broader geopolitical implications.
The real estate sector faces challenging conditions in several of our major markets. The Hong Kong residential and commercial real estate markets have seen prices fall amid high inventory levels, low transactions and the higher interest rate environment. In mainland China, similar excess of inventory, and low confidence, have accelerated the fall in both commercial and residential real estate prices, with few signs so far of a sustained recovery, despite a series of reform proposals. We continue to closely monitor, and seek to proactively manage, the potential implications of the real estate downturn for our customers and commercial real estate portfolios.
All the above risks could also have an impact on our retail customers and we continue to closely monitor the impact of inflation and the increased cost of living to offer the right support to our customers in line with regulatory, government and wider stakeholder expectations.
We engage closely with regulators to help ensure that we continue to meet their expectations for the activities of financial institutions during times of market volatility.
In addition, management adjustments to ECL were applied to reflect persisting uncertainty in certain sectors, driven by macroeconomic and other sector specific risks, which were not fully captured by our models.
We continue to monitor, and seek to manage, the potential implications of all the above developments on our customers and our business. While the financial performance of our operations varied in different geographies, our balance sheet and liquidity remained strong. At 30 September 2024, our CET1 ratio increased to 15.2%, from 15.0% at 30 June 2024, and our liquidity coverage ratio (‘LCR’) was 137%.

50	HSBC Holdings plc Earnings Release 3Q24 on Form 6-K

Credit risk
Summary of credit risk
At 30 September 2024, gross loans and advances to customers and banks of $1,097bn were $34.6bn higher on a reported basis compared with 31 December 2023. Loans and advances to customers increased by $30.0bn while loans and advances to banks increased by $4.6bn. This included total favourable effects of foreign currency translation differences of $14.7bn.
On a constant currency basis, the increase of $19.9bn was driven by an $8.0bn rise in personal loans and advances to customers, mainly in HSBC UK (up $4.2bn), our legal entities in the US (up $1.9bn), in Asia (up $1.4bn) and in Mexico (up $0.5bn). There was also a $7.1bn rise in wholesale loans and advances to customers, due to growth in HSBC Bank plc (up $4.7 bn) and HSBC UK (up $1.7bn). It also included an increase of $4.8bn in loans and advances to banks, mainly in our legal entities in Asia (up $5.4bn) and in the Middle East (up $2.4bn), partly offset by lower balances in HSBC UK (down $3.4bn).
Loans and advances to banks and customers included a $2.0bn decrease due to the reclassification of our business in Argentina, our private banking business in Germany and our operations in Armenia to assets held for sale.
At 30 September 2024, the allowance for ECL of $11.6bn comprised $11.1bn in respect of assets held at amortised cost, $0.4bn in respect of loan commitments and financial guarantees, and $0.1bn in respect of debt instruments measured at fair value through other comprehensive income (‘FVOCI’).
On a constant currency basis, the allowance for ECL in relation to loans and advances to customers decreased by $0.1bn. This was attributable to:
–a $0.2bn decrease in personal loans and advances to customers, observed in stages 1 and 2; and
–a $0.1bn increase in wholesale loans and advances to customers, which included a $0.4bn increase in stage 3, offset by a $0.3bn decrease in stages 1 and 2.
The ECL charge for the first nine months of 2024 was $2.1bn (9M23: $2.4bn), inclusive of recoveries. The ECL charge comprised: $1.1bn in respect of wholesale lending, of which the stage 3 charge was $0.8bn; $0.9bn in respect of personal lending, of which the stage 3 charge was $0.7bn; and $0.1bn in respect of other assets and debt instruments measured at FVOCI.
Wholesale lending charges were recognised mainly in our legal entities in Hong Kong ($0.7bn). While the mainland China commercial real estate sector remained subdued, there were limited new defaults and lower total ECL charges of $0.1bn in 3Q24 and $0.2bn in 9M24. ECL charges in the Hong Kong commercial real estate sector excluding exposure to mainland China borrowers of $0.1bn in 3Q24 and $0.1bn in 9M24, were also low due to the limited impact from defaults, driven by the high level of collateralisation in the portfolio.

Summary of financial instruments to which the impairment requirements in IFRS 9 are applied
	At 30 Sep 2024		At 31 Dec 2023
	Gross carrying/nominal amount	Allowance for ECL[1]	Gross carrying/nominal amount	Allowance for ECL[1]
	$m	$m	$m	$m
Loans and advances to customers at amortised cost	979,612	(10,959)	949,609	(11,074)
Loans and advances to banks at amortised cost	117,525	(11)	112,917	(15)
Other financial assets measured at amortised cost	868,116	(145)	960,271	(422)
– cash and balances at central banks	252,310	—	285,868	—
– items in the course of collection from other banks	7,513	—	6,342	—
– Hong Kong Government certificates of indebtedness	42,591	—	42,024	—
– reverse repurchase agreements – non-trading	263,387	—	252,217	—
– financial investments	156,533	(10)	148,346	(20)
– assets held for sale[2]	7,389	(59)	103,186	(324)
– other assets[3]	138,393	(76)	122,288	(78)
Total gross carrying amount on-balance sheet	1,965,253	(11,115)	2,022,797	(11,511)
Loan and other credit-related commitments	672,892	(367)	661,015	(367)
Financial guarantees	17,215	(31)	17,009	(39)
Total nominal amount off-balance sheet[4]	690,107	(398)	678,024	(406)
	2,655,360	(11,513)	2,700,821	(11,917)

	Fair value	Memorandum allowance for ECL[5]	Fair value	Memorandum allowance for ECL[5]
	$m	$m	$m	$m
Debt instruments measured at fair value through other comprehensive income (‘FVOCI’)	333,771	(80)	302,348	(97)
1    The total ECL is recognised in the loss allowance for the financial asset unless the total ECL exceeds the gross carrying amount of the financial asset, in which case the ECL is recognised as a provision.
2    At 30 September 2024, the gross carrying amount comprised $3,660m of loans and advances to customers and banks (31 December 2023: $84,075m) and $3,729m of other financial assets at amortised cost (31 December 2023: $19,111m) mainly from Argentina ($3.9bn), Germany ($2.7bn) and Armenia ($0.6bn). The corresponding allowance for ECL comprised $54m of loans and advances to customers and banks (31 December 2023: $303m) and $5m of other financial assets at amortised cost (31 December 2023: $21m). The significant reduction is due to the completion of the sales of our banking business in Canada in March 2024 and our retail banking operations in France in January 2024.
3    Includes only those financial instruments that are subject to the impairment requirements of IFRS 9. ‘Other assets’ as presented within the summary consolidated balance sheet on page 19 comprises both financial and non-financial assets, including cash collateral and settlement accounts.
4    Represents the maximum amount at risk should the contracts be fully drawn upon and clients default.
5    Debt instruments measured at FVOCI continue to be measured at fair value with the allowance for ECL as a memorandum item. Change in ECL is recognised in ‘Change in expected credit losses and other credit impairment charges’ in the income statement.

HSBC Holdings plc Earnings Release 3Q24 on Form 6-K	51

Earnings Release 3Q24 on Form 6-K

Summary of credit risk (excluding debt instruments measured at FVOCI) by stage distribution and ECL coverage at 30 September 2024
	Gross carrying/nominal amount[1]					Allowance for ECL					ECL coverage %
	Stage 1	Stage 2	Stage 3	POCI[2]	Total	Stage 1	Stage 2	Stage 3	POCI[2]	Total	Stage 1	Stage 2	Stage 3	POCI[2]	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	%	%	%	%	%
Loans and advances to customers at amortised cost	851,828	103,633	24,064	87	979,612	(1,086)	(2,467)	(7,364)	(42)	(10,959)	0.1	2.4	30.6	48.3	1.1
Loans and advances to banks at amortised cost	117,279	244	2	—	117,525	(8)	(1)	(2)	—	(11)	—	0.4	100.0	—	—
Other financial assets measured at amortised cost	866,034	1,890	189	3	868,116	(85)	(26)	(34)	—	(145)	—	1.4	18.0	—	—
Loan and other credit-related commit-ments	651,349	20,797	743	3	672,892	(160)	(118)	(89)	—	(367)	—	0.6	12.0	—	0.1
Financial guarantees	15,361	1,581	273	—	17,215	(5)	(9)	(17)	—	(31)	—	0.6	6.2	—	0.2
At 30 Sep 2024	2,501,851	128,145	25,271	93	2,655,360	(1,344)	(2,621)	(7,506)	(42)	(11,513)	0.1	2.0	29.7	45.2	0.4
1    Represents the maximum amount at risk should the contracts be fully drawn upon and clients default.
2    Purchased or originated credit-impaired (‘POCI‘).

Summary of credit risk (excluding debt instruments measured at FVOCI) by stage distribution and ECL coverage at 31 December 2023
	Gross carrying/nominal amount[1]					Allowance for ECL					ECL coverage %
	Stage 1	Stage 2	Stage 3	POCI[2]	Total	Stage 1	Stage 2	Stage 3	POCI[2]	Total	Stage 1	Stage 2	Stage 3	POCI[2]	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	%	%	%	%	%
Loans and advances to customers at amortised cost	809,384	120,871	19,273	81	949,609	(1,130)	(2,964)	(6,950)	(30)	(11,074)	0.1	2.5	36.1	37.0	1.2
Loans and advances to banks at amortised cost	111,479	1,436	2	—	112,917	(10)	(3)	(2)	—	(15)	—	0.2	100.0	—	—
Other financial assets measured at amortised cost	946,873	12,734	664	—	960,271	(109)	(132)	(181)	—	(422)	—	1.0	27.3	—	—
Loan and other credit-related commit-ments	630,949	28,922	1,140	4	661,015	(153)	(128)	(86)	—	(367)	—	0.4	7.5	—	0.1
Financial guarantees	14,746	1,879	384	—	17,009	(7)	(7)	(25)	—	(39)	—	0.4	6.5	—	0.2
At 31 Dec 2023	2,513,431	165,842	21,463	85	2,700,821	(1,409)	(3,234)	(7,244)	(30)	(11,917)	0.1	2.0	33.8	35.3	0.4
1    Represents the maximum amount at risk should the contracts be fully drawn upon and clients default.
2    Purchased or originated credit-impaired (‘POCI‘).

52	HSBC Holdings plc Earnings Release 3Q24 on Form 6-K

Measurement uncertainty and sensitivity analysis of ECL estimates
The recognition and measurement of ECL involves the use of significant judgement and estimation. We form multiple economic scenarios based on economic forecasts and distributional estimates and apply these to credit risk models to estimate future credit losses. The results are then probability-weighted to determine an unbiased ECL estimate.
Management assessed the current economic environment, reviewed the latest economic forecasts and discussed key risks before selecting the economic scenarios and their weightings.
The Central scenario is constructed to reflect current macroeconomic expectations. Outer scenarios incorporate the crystallisation of economic and geopolitical risks, including those relating to future elections, the Russia-Ukraine war, conflict in the Middle East and shipping disruptions in the Red Sea.
Management judgemental adjustments are used where modelled allowance for ECL does not fully reflect the identified risks and related uncertainty, or to capture significant late-breaking events.
Methodology
At 30 September 2024, four economic scenarios were used to capture the latest economic expectations and to articulate management’s view of the range of risks and potential outcomes. Scenarios are updated with the latest economic forecasts and distributional estimates each quarter and the approach to scenario generation has remained consistent with that taken in the fourth quarter of 2023.
As at 30 September 2024, the escalation of conflict in the Middle East had no significant impact on economic forecasts or oil price expectations used in the 3Q24 scenarios. We continue to monitor the situation in the region closely.
Three scenarios, the Upside, Central and Downside, are drawn from external consensus forecasts, market data and distributional estimates of the entire range of economic outcomes. The fourth scenario, the Downside 2, represents management’s view of severe downside risks.
Scenarios produced to calculate ECL are aligned to HSBC’s top and emerging risks.
Description of economic scenarios
Stronger than expected GDP growth in the first half of 2024 has resulted in Central scenario forecasts being revised upwards for the remainder of the year, specifically in the UK, France, the US, mainland China and Hong Kong. In the US and Europe, the service sector has been an important driver of growth as consumption has proved resilient to inflation and high interest rates. In mainland China, economic growth has been supported by strong export sales but despite various stimulus measures, domestic activity remains weak and growth, by sector, is uneven. Authorities have increased fiscal and monetary support to boost economic activity and to ensure growth remains close to the official target. In Hong Kong, growth has been driven by strong government support and investment, while household spending has remained weak.
Inflation has continued to moderate in several of our key markets, helped by falling energy costs and stability in food prices, while services inflation has remained higher across the US and Europe. Low inflation in mainland China and Hong Kong has been driven by weak domestic demand, particularly consumption. In the Central forecast, softer wage growth and services price inflation are expected to sustain lower inflation across most of our key markets. In mainland China, inflation in the Central scenario is forecast to rise as stimulus measures lift consumption and spending. Lower inflation in the US, UK and Euro Area is forecast to enable major central banks to reduce policy rates further, particularly from 2025 onwards.
House price forecasts in Hong Kong and China have seen more significant revisions in the third quarter of 2024 compared with the fourth quarter of 2023. In mainland China and Hong Kong, real estate prices have continued to fall despite the delivery of supportive policy measures. Forecasts have been revised down further. In mainland China, prolonged weak buyer confidence has weighed on property sales and investment while in Hong Kong developers have relied on discounting to clear out housing inventory. As a consequence, forecasts have been revised lower. House price forecasts in the US and UK have remained relatively more stable despite elevated interest rates, due to low housing supply and low unemployment, which has acted to support moderate price growth.
Risks to the Central outlook are captured in the outer scenarios. The Upside and Downside scenarios are constructed to reflect the economic consequences from the crystallisation of a number of key economic and financial risks. Sources of forecast uncertainty include geopolitical tensions, inflation, and the outlook for monetary policy. In particular, the Downside scenarios explore the possibility that interest rates and inflation move higher than is forecast in the Central scenario.
As the geopolitical environment remains volatile and complex, risks include a broader and more prolonged conflict in the Middle East, a potential escalation in the Russia-Ukraine war, and continued differences between the US and China over a range of strategic issues. Election outcomes in major economies, including the United States, could also deliver policies that are more adverse to global trade growth and complicate international supply chains, leading to greater trade frictions, higher costs and market instability.
The four global scenarios used for calculating ECL at 30 September 2024 were:
–The consensus Central scenario: This scenario features a slowdown in global growth in 2024 before a gradual pick-up over the remainder of the forecast horizon. Growth rates remain below the pre-Covid-19 pandemic average. Unemployment is forecast to rise gradually amid weaker economic activity, but is set to remain low by historic standards. Inflation is expected to continue to ease back to central bank targets, allowing central banks to continue a gradual easing of interest rates. Interest rates stay above their pre-pandemic levels over the entire forecast horizon.
–The consensus Upside scenario: This scenario incorporates the de-escalation of geopolitical tensions and a loosening of financial conditions. In this scenario, growth accelerates, inflation falls at a faster rate than in the Central scenario and unemployment declines. This enables central banks to lower interest rates more quickly than in the Central scenario. Asset prices, including housing, rise more quickly than in the Central scenario.
–The consensus Downside scenario: This scenario features weaker economic activity compared with the Central scenario, driven by a supply shock that causes a rise in inflation and interest rates above the Central forecast. In this scenario, GDP growth slows, unemployment rises, financial conditions tighten, and equity markets and house prices fall.

HSBC Holdings plc Earnings Release 3Q24 on Form 6-K	53

Earnings Release 3Q24 on Form 6-K

–The Downside 2 scenario: This scenario reflects management’s view of the tail end of the economic distribution. It incorporates the simultaneous crystallisation of a number of risks that leads to a deep global recession. The narrative features an escalation of geopolitical risks, more significant changes to the global tariff and trade order and a worsening of supply chain disruptions. Inflation and interest rates are assumed to rise initially. Unemployment also increases rapidly, asset prices fall, and defaults rise significantly. As recession takes hold, commodity prices fall back and inflation falls.
Both the consensus Downside and the Downside 2 scenarios are global in scope, and while they differ in severity, they assume that the key risks to HSBC, listed above, crystallise simultaneously.
The following tables describe key macroeconomic variables in the consensus Central scenario, consensus Upside scenario, consensus Downside scenario and Downside 2 scenario.

Consensus Central scenario 4Q24-3Q29 (as at 3Q24)
	UK	US	Hong Kong	Mainland China	France	UAE	Mexico
GDP (annual average growth rate, %)
2024	1.0	2.5	2.9	4.9	1.1	3.7	1.9
2025	1.4	1.7	2.7	4.4	1.2	4.2	1.7
2026	1.6	2.0	2.4	4.2	1.4	4.2	2.2
2027	1.7	1.9	2.3	3.9	1.3	3.7	2.2
2028	1.6	1.9	2.3	3.7	1.3	3.3	2.2
5-year average[1]	1.6	1.9	2.5	4.0	1.3	3.8	2.1
Unemployment rate (%)
2024	4.4	4.1	3.0	5.1	7.5	2.8	2.8
2025	4.8	4.4	2.9	5.1	7.4	2.7	3.2
2026	4.5	4.1	3.0	5.0	7.1	2.6	3.3
2027	4.6	4.0	2.9	5.0	7.0	2.6	3.4
2028	4.4	4.0	2.9	5.0	6.8	2.5	3.5
5-year average[1]	4.6	4.1	2.9	5.0	7.1	2.6	3.4
House prices (annual average growth rate, %)
2024	1.5	5.7	(12.3)	(7.5)	(3.7)	17.9	8.6
2025	1.7	3.9	(6.8)	(4.4)	2.7	8.7	5.0
2026	3.6	3.0	4.8	(2.4)	4.4	4.9	4.0
2027	4.7	3.0	3.0	2.3	4.5	3.3	3.9
2028	3.5	2.9	2.5	3.2	4.0	1.9	3.9
5-year average[1]	3.2	3.2	0.5	(0.3)	3.5	4.8	4.3
Inflation (annual average growth rate, %)
2024	2.6	3.1	1.9	0.5	2.4	2.5	4.4
2025	2.2	2.4	2.1	1.4	1.8	2.1	3.7
2026	2.0	2.4	2.1	1.8	1.6	2.1	3.5
2027	2.0	2.3	2.2	1.8	1.9	2.0	3.4
2028	2.0	2.2	2.3	1.7	2.0	1.8	3.3
5-year average[1]	2.1	2.3	2.2	1.7	1.9	2.0	3.5
Central bank policy rate (annual average, %)[2]
2024	5.1	5.1	5.5	3.4	3.7	5.2	10.8
2025	4.2	3.6	4.0	3.3	2.5	3.6	9.1
2026	3.6	3.1	3.5	3.4	2.1	3.1	8.3
2027	3.5	3.1	3.4	3.5	2.2	3.1	8.0
2028	3.4	3.1	3.5	3.6	2.2	3.1	8.1
5-year average[1]	3.7	3.3	3.7	3.5	2.3	3.3	8.5
1    The five-year average is calculated over a projected period of 20 quarters from 4Q24 to 3Q29.
2    For mainland China, rate shown is the Loan Prime Rate.

54	HSBC Holdings plc Earnings Release 3Q24 on Form 6-K

Consensus Central scenario 2024–2028 (as at 4Q23)
	UK	US	Hong Kong	Mainland China	France	UAE	Mexico
GDP (annual average growth rate, %)
2024	0.3	1.0	2.6	4.5	0.8	3.7	1.9
2025	1.2	1.8	2.7	4.4	1.5	4.0	2.2
2026	1.7	2.1	2.6	4.3	1.6	3.8	2.3
2027	1.6	2.0	2.6	3.8	1.5	3.4	2.4
2028	1.6	2.0	2.6	3.9	1.5	3.4	2.4
5-year average[1]	1.3	1.8	2.6	4.2	1.4	3.6	2.2
Unemployment rate (%)
2024	4.7	4.3	3.0	5.2	7.5	2.6	2.9
2025	4.6	4.2	3.0	5.1	7.3	2.6	2.9
2026	4.3	4.0	3.2	5.1	7.0	2.6	2.9
2027	4.2	4.0	3.2	5.1	6.8	2.6	2.9
2028	4.2	4.0	3.2	5.1	6.8	2.6	2.9
5-year average[1]	4.4	4.1	3.1	5.1	7.1	2.6	2.9
House prices (annual average growth rate, %)
2024	(5.5)	2.9	(6.6)	(0.6)	(1.0)	12.6	6.5
2025	0.1	2.7	(0.7)	1.1	2.4	7.7	4.2
2026	3.5	3.1	2.6	2.6	4.0	4.4	4.2
2027	3.0	2.7	2.8	4.0	4.4	2.6	4.0
2028	3.0	2.1	3.0	4.5	4.0	2.3	4.0
5-year average[1]	0.8	2.7	0.2	2.3	2.8	5.9	4.6
Inflation (annual average growth rate, %)
2024	3.2	2.7	2.1	1.8	2.7	2.3	4.2
2025	2.2	2.2	2.1	2.0	1.8	2.2	3.6
2026	2.2	2.3	2.2	2.1	1.7	2.1	3.5
2027	2.3	2.2	2.4	2.0	1.9	2.1	3.5
2028	2.3	2.2	2.4	2.0	2.1	2.1	3.5
5-year average[1]	2.4	2.3	2.2	2.0	2.0	2.1	3.7
Central bank policy rate (annual average, %)[2]
2024	5.0	5.0	5.4	3.2	3.6	5.1	10.4
2025	4.3	4.0	4.4	3.3	2.8	4.1	8.6
2026	3.9	3.7	4.1	3.5	2.6	3.7	7.9
2027	3.8	3.7	4.1	3.7	2.6	3.7	7.9
2028	3.7	3.8	4.1	3.9	2.7	3.8	8.1
5-year average[1]	4.1	4.1	4.4	3.5	2.9	4.1	8.6
1    The five-year average is calculated over a projected period of 20 quarters from 1Q24 to 4Q28.
2    For mainland China, rate shown is the Loan Prime Rate.

Consensus Upside scenario 4Q24–3Q29 (as at 3Q24)
	UK		US		Hong Kong		Mainland China		France		UAE		Mexico
GDP level (%, start-to-peak)[1]	11.9	(3Q29)	14.9	(3Q29)	21.5	(3Q29)	28.5	(3Q29)	9.2	(3Q29)	29.0	(3Q29)	16.6	(3Q29)
Unemployment rate (%, min)[2]	3.0	(3Q26)	3.3	(3Q26)	2.5	(3Q26)	4.5	(3Q26)	6.2	(3Q26)	2.2	(3Q26)	2.8	(2Q25)
House price index (%, start-to-peak)[1]	23.6	(3Q29)	25.6	(3Q29)	18.9	(3Q29)	5.4	(3Q29)	23.7	(3Q29)	27.9	(3Q29)	28.6	(3Q29)
Inflation rate (YoY % change, min)[3]	1.0	(4Q25)	0.5	(3Q25)	0.6	(3Q25)	0.0	(3Q25)	0.8	(3Q25)	0.7	(3Q25)	2.5	(4Q25)
Central bank policy rate (%, min)[2]	3.4	(4Q28)	3.1	(1Q27)	3.4	(1Q27)	3.2	(3Q25)	1.9	(3Q25)	3.1	(1Q27)	7.3	(1Q26)
1    Cumulative change to the highest level of the series during the 20-quarter projection.
2    Lowest projected unemployment or policy rate in the scenario. For mainland China, the rate shown is the Loan Prime Rate.
3    Lowest projected year-on-year percentage change in inflation in the scenario.

HSBC Holdings plc Earnings Release 3Q24 on Form 6-K	55

Earnings Release 3Q24 on Form 6-K

Consensus Upside scenario 2024–2028 (as at 4Q23)
	UK		US		Hong Kong		Mainland China		France		UAE		Mexico
GDP level (%, start-to-peak)[1]	10.8	(4Q28)	14.3	(4Q28)	21.8	(4Q28)	30.4	(4Q28)	10.4	(4Q28)	30.7	(4Q28)	17.8	(4Q28)
Unemployment rate (%, min)[2]	3.1	(4Q24)	3.1	(2Q25)	2.4	(3Q24)	4.8	(4Q25)	6.2	(4Q25)	2.0	(4Q25)	2.4	(3Q24)
House price index (%, start-to-peak)[1]	13.0	(4Q28)	21.9	(4Q28)	17.9	(4Q28)	19.7	(4Q28)	19.6	(4Q28)	34.2	(4Q28)	30.6	(4Q28)
Inflation rate (YoY % change, min)[3]	1.3	(2Q25)	1.4	(1Q25)	0.3	(4Q24)	0.6	(3Q24)	1.5	(3Q24)	1.4	(1Q25)	2.7	(1Q25)
Central bank policy rate (%, min)[2]	3.7	(3Q28)	3.7	(2Q27)	4.1	(1Q27)	3.1	(3Q24)	2.6	(2Q26)	3.7	(1Q27)	7.8	(2Q25)
1    Cumulative change to the highest level of the series during the 20-quarter projection.
2    Lowest projected unemployment or policy rate in the scenario. For mainland China, the rate shown is the Loan Prime Rate.
3    Lowest projected year-on-year percentage change in inflation in the scenario.

Consensus Downside scenario 4Q24–3Q29 (as at 3Q24)
	UK		US		Hong Kong		Mainland China		France		UAE		Mexico
GDP level (%, start-to-trough)[1]	(0.6)	(4Q26)	(1.4)	(2Q25)	(1.8)	(1Q26)	(2.3)	(2Q25)	(0.5)	(2Q25)	0.2	(4Q24)	(2.0)	(4Q25)
Unemployment rate (%, max)[2]	6.6	(3Q25)	5.4	(2Q25)	4.3	(2Q26)	6.4	(3Q26)	8.4	(2Q25)	3.6	(2Q25)	3.8	(4Q25)
House price index (%, start-to-trough)[1]	(5.4)	(4Q25)	(0.3)	(4Q24)	(10.1)	(4Q25)	(14.2)	(4Q26)	(0.2)	(1Q25)	(0.2)	(4Q24)	0.8	(4Q24)
Inflation rate (YoY % change, max)[3]	3.9	(3Q25)	3.9	(3Q25)	4.6	(2Q25)	2.6	(2Q25)	3.4	(1Q25)	3.0	(3Q25)	6.1	(3Q25)
Central bank policy rate (%, max)[2]	5.3	(4Q24)	5.1	(4Q24)	5.5	(4Q24)	3.4	(4Q24)	3.8	(2Q25)	5.1	(4Q24)	11.6	(2Q25)
1    Cumulative change to the lowest level of the series during the 20-quarter projection.
2    Highest projected unemployment or policy rate in the scenario. For mainland China, the rate shown is the Loan Prime Rate.
3    Highest projected year-on-year percentage change in inflation in the scenario.

Consensus Downside scenario 2024–2028 (as at 4Q23)
	UK		US		Hong Kong		Mainland China		France		UAE		Mexico
GDP level (%, start-to-trough)[1]	(1.0)	(2Q25)	(1.4)	(3Q24)	(1.6)	(3Q25)	(1.5)	(1Q24)	(0.3)	(2Q24)	1.4	(1Q24)	(0.3)	(4Q24)
Unemployment rate (%, max)[2]	6.4	(1Q25)	5.6	(4Q24)	4.7	(4Q25)	6.9	(4Q25)	8.5	(4Q24)	3.7	(4Q25)	3.5	(4Q25)
House price index (%, start-to-trough)[1]	(12.0)	(2Q25)	(1.3)	(3Q24)	(9.6)	(4Q24)	(7.1)	(3Q25)	(1.2)	(3Q24)	0.3	(1Q24)	1.2	(1Q24)
Inflation rate (YoY % change, max)[3]	4.1	(1Q24)	3.5	(4Q24)	3.8	(3Q24)	3.5	(4Q24)	3.8	(2Q24)	3.0	(1Q24)	6.5	(4Q24)
Central bank policy rate (%, max)[2]	5.7	(1Q24)	5.6	(1Q24)	6.0	(1Q24)	3.2	(3Q24)	4.2	(1Q24)	5.7	(1Q24)	12.0	(3Q24)
1    Cumulative change to the lowest level of the series during the 20-quarter projection.
2    Highest projected unemployment or policy rate in the scenario. For mainland China, the rate shown is the Loan Prime Rate.
3    Highest projected year-on-year percentage change in inflation in the scenario.

Downside 2 scenario 4Q24–3Q29 (as at 3Q24)
	UK		US		Hong Kong		Mainland China		France		UAE		Mexico
GDP level (%, start-to-trough)[1]	(8.6)	(1Q26)	(4.1)	(4Q25)	(7.9)	(1Q26)	(7.8)	(3Q25)	(8.1)	(4Q25)	(6.6)	(1Q26)	(9.3)	(2Q26)
Unemployment rate (%, max)[2]	8.3	(1Q26)	9.2	(4Q25)	6.3	(3Q25)	6.8	(3Q26)	10.2	(3Q26)	5.1	(2Q25)	5.4	(4Q25)
House price index (%, start-to-trough)[1]	(28.2)	(3Q26)	(15.9)	(3Q25)	(40.2)	(2Q27)	(32.1)	(4Q26)	(14.0)	(1Q27)	(12.0)	(1Q27)	0.8	(4Q24)
Inflation rate (YoY % change, max)[3]	9.9	(1Q25)	4.6	(3Q25)	5.0	(2Q25)	5.1	(3Q25)	8.4	(1Q25)	3.5	(2Q25)	6.6	(3Q25)
Central bank policy rate (%, max)[2]	5.8	(4Q24)	5.9	(4Q24)	6.2	(4Q24)	3.9	(2Q25)	4.8	(4Q24)	5.9	(4Q24)	12.2	(2Q25)
1    Cumulative change to the lowest level of the series during the 20-quarter projection.
2     Highest projected unemployment or policy rate in the scenario. For mainland China, the rate shown is the Loan Prime Rate.
3     Highest projected year-on-year percentage change in inflation in the scenario.

56	HSBC Holdings plc Earnings Release 3Q24 on Form 6-K

Downside 2 scenario 2024–2028 (as at 4Q23)
	UK		US		Hong Kong		Mainland China		France		UAE		Mexico
GDP level (%, start-to-trough)[1]	(8.8)	(2Q25)	(4.6)	(1Q25)	(8.2)	(1Q25)	(6.4)	(1Q25)	(6.6)	(1Q25)	(4.9)	(2Q25)	(8.1)	(2Q25)
Unemployment rate (%, max)[2]	8.4	(2Q25)	9.3	(2Q25)	6.4	(4Q24)	7.0	(4Q25)	10.2	(4Q25)	4.3	(3Q24)	4.9	(2Q25)
House price index (%, start-to-trough)[1]	(30.2)	(4Q25)	(14.7)	(4Q24)	(32.8)	(3Q26)	(25.5)	(4Q25)	(14.5)	(2Q26)	(2.9)	(4Q25)	1.2	(1Q24)
Inflation rate (YoY % change, max)[3]	10.1	(2Q24)	4.8	(2Q24)	4.1	(3Q24)	4.1	(4Q24)	8.6	(2Q24)	3.5	(2Q24)	7.0	(4Q24)
Central bank policy rate (%, max)[2]	6.0	(1Q24)	6.1	(1Q24)	6.4	(1Q24)	4.1	(3Q24)	5.2	(1Q24)	6.1	(1Q24)	12.7	(3Q24)
1    Cumulative change to the lowest level of the series during the 20-quarter projection.
2    Highest projected unemployment or policy rate in the scenario. For mainland China, the rate shown is the Loan Prime Rate.
3    Highest projected year-on-year percentage change in inflation in the scenario.
The following table describes the probabilities assigned in each scenario.

Scenario weightings, %
	Standard weights	UK	US	Hong Kong	Mainland China	France	UAE	Mexico
3Q24
Upside	10	10	10	10	10	10	10	10
Central	75	75	75	75	75	75	75	75
Downside	10	10	10	10	10	10	10	10
Downside 2	5	5	5	5	5	5	5	5

4Q23
Upside	10	10	10	10	10	10	10	10
Central	75	75	75	75	75	75	75	75
Downside	10	10	10	10	10	10	10	10
Downside 2	5	5	5	5	5	5	5	5
At 30 September 2024, scenario weights are consistent with those applied in the previous quarter and at 31 December 2023. The consensus Upside and Central scenarios for all key markets have a combined weighting of 85%, with the remaining 15% assigned to the two Downside scenarios. Management assessed that forecast dispersion around the consensus estimate had remained stable and that market measures of volatility had stayed low. Risks were deemed to be adequately reflected in outer scenarios at their calibrated probability.
Management judgemental adjustments
In the context of IFRS 9, management judgemental adjustments are typically short-term increases or decreases to the modelled allowance for ECL at either a customer, segment or portfolio level where management believes allowances do not sufficiently reflect the credit risk/expected credit losses at the reporting date. These can relate to risks or uncertainties that are not reflected in the models and/or to any late-breaking events with significant uncertainty, subject to management review and challenge.
This includes refining model inputs and outputs and using adjustments to ECL based on management judgement and quantitative analysis for impacts that are difficult to model.
The effects of management judgemental adjustments are considered for both balances and allowance for ECL when determining whether or not a significant increase in credit risk has occurred and is allocated to a stage where appropriate. This is in accordance with the internal adjustments framework.
Management judgemental adjustments are reviewed under the governance process for IFRS 9, as detailed in the section ‘Credit risk management’ on page 183 of the Annual Report and Accounts 2023 on Form 20-F.
Review and challenge focuses on the rationale and quantum of the adjustments with a further review carried out by the second line of defence where significant. For some management judgemental adjustments, internal frameworks establish the conditions under which these adjustments should no longer be required and as such are considered as part of the governance process. This internal governance process allows management judgemental adjustments to be reviewed regularly and, where possible, to reduce the reliance on these through model recalibration or redevelopment, as appropriate.
The drivers of management judgemental adjustments continue to evolve with the economic environment and as new risks emerge.
In addition to management judgemental adjustments there are also ‘Other adjustments’, which are made to address process limitations, data/model deficiencies and can also include, where appropriate, the impact of new models where governance has sufficiently progressed to allow an accurate estimate of ECL allowance to be incorporated into the total reported ECL.
‘Management judgemental adjustments’ and ‘Other adjustments’ constitute the total value of adjustments to modelled allowance for ECL. For the wholesale portfolio, defaulted exposures are assessed individually and management judgemental adjustments are made only to the performing portfolio.
At 30 September 2024, there was a $0.4bn reduction in management judgemental adjustments compared with 31 December 2023.

HSBC Holdings plc Earnings Release 3Q24 on Form 6-K	57

Earnings Release 3Q24 on Form 6-K

Management judgemental adjustments made in estimating the scenario-weighted reported allowance for ECL at 30 September 2024 are set out in the following table.

Management judgemental adjustments to ECL at 30 September 2024[1]
	Retail	Wholesale[2]	Total
	$bn	$bn	$bn
Modelled ECL (A)[3]	2.7	1.9	4.6
Banks, sovereigns, government entities and low-risk counterparties		0.0	0.0
Corporate lending adjustments		0.2	0.2
Inflation-related adjustments	0.0		0.0
Other credit judgements	0.1		0.1
Total management judgemental adjustments (B)[4]	0.1	0.2	0.3
Other adjustments (C)[5]	(0.1)	0.1	0.0
Final ECL (A + B + C)[6]	2.7	2.2	4.9

Management judgemental adjustments to ECL at 31 December 2023[1,7]
	Retail	Wholesale[2]	Total
	$bn	$bn	$bn
Modelled ECL (A)[3]	2.6	2.4	5.0
Banks, sovereigns, government entities and low-risk counterparties		0.0	0.0
Corporate lending adjustments		0.1	0.1
Inflation-related adjustments	0.1		0.1
Other credit judgements	0.5		0.5
Total management judgemental adjustments (B)[4]	0.6	0.1	0.7
Other adjustments (C)[5]	0.0	0.0	0.0
Final ECL (A + B + C)[6]	3.2	2.5	5.7
1    Management judgemental adjustments presented in the table reflect increases or (decreases) to allowance for ECL, respectively.
2    The wholesale portfolio corresponds to adjustments to the performing portfolio (stage 1 and stage 2).
3    (A) refers to probability-weighted allowance for ECL before any adjustments are applied.
4    (B) refers to adjustments that are applied where management believes allowance for ECL does not sufficiently reflect the credit risk/expected credit losses of any given portfolio at the reporting date. These can relate to risks or uncertainties that are not reflected in the model and/or to any late-breaking events.
5    (C) refers to adjustments to allowance for ECL made to address process limitations, data/model deficiencies, and can also include, where appropriate, the impact of new models where governance has sufficiently progressed to allow an accurate estimate of ECL allowance to be incorporated into the total reported ECL.
6    As presented within our internal credit risk governance (see page 183 of the Annual Report and Accounts 2023 on Form 20-F).
7    31 December 2023 includes the allowance for ECL related to the Canada banking business and retail banking operations in France.
At 30 September 2024, wholesale management judgemental adjustments were an increase to allowance for ECL of $0.2bn (31 December 2023: $0.1bn increase), mostly to reflect heightened uncertainty in specific sectors and geographies, including adjustments to exposures to the real estate sectors booked in Hong Kong, mainland China and the US.
In the retail portfolio, management judgemental adjustments were an increase to modelled ECL of $0.1bn at 30 September 2024 (31 December 2023: $0.6bn increase). The decrease in management judgemental adjustments to ECL allowance compared with 31 December 2023 was primarily attributed to the UK, where performance continued to remain resilient and modelled ECL becomes more reflective of expected credit performance.
Economic scenarios sensitivity analysis of ECL estimates
Management considered the sensitivity of the ECL outcome against the economic forecasts as part of the ECL governance process by recalculating the ECL under each scenario described above for selected portfolios, applying a 100% weighting to each scenario in turn. The weighting is reflected in both the determination of a significant increase in credit risk and the measurement of the resulting ECL.
The allowance for ECL calculated for the Upside and Downside scenarios should not be taken to represent the upper and lower limits of possible ECL outcomes. The impact of defaults that might occur in the future under different economic scenarios is captured by recalculating ECL for loans at the balance sheet date.
There is a particularly high degree of estimation uncertainty in numbers representing more severe risk scenarios when assigned a 100% weighting.
For wholesale credit risk exposures, the sensitivity analysis excludes allowance for ECL and financial instruments related to defaulted (stage 3) obligors. Loans to defaulted obligors are a small portion of the overall wholesale lending exposure, even if representing the majority of the allowance for ECL. The measurement of stage 3 ECL is relatively more sensitive to credit factors specific to the obligor than future economic scenarios, and therefore the effects of macroeconomic factors are not necessarily the key consideration when performing individual assessments of allowances for obligors in default. Due to the range and specificity of the credit factors to which the ECL is sensitive, it is not possible to provide a meaningful alternative sensitivity analysis for a consistent set of risks across all defaulted obligors.
For retail credit risk exposures, the sensitivity analysis includes ECL allowance for loans and advances to customers related to defaulted obligors. This is because the retail ECL allowance for secured mortgage portfolios, including loans in all stages, is sensitive to macroeconomic variables.

58	HSBC Holdings plc Earnings Release 3Q24 on Form 6-K

Group ECL sensitivity results
The allowance for ECL of the scenarios and management judgemental adjustments is highly sensitive to movements in economic forecasts. If the Group allowance for ECL balance was estimated solely on the basis of the Central scenario, Downside scenario or the Downside 2 scenario at 30 September 2024, it would increase/(decrease) as presented in the below table.

	Retail	Wholesale[1]
Total Group ECL at 30 Sep 2024[2,3]	$bn	$bn
Reported ECL	2.5	2.2
Scenarios
100% consensus Central scenario	(0.1)	(0.2)
100% consensus Upside scenario	(0.2)	(0.6)
100% consensus Downside scenario	0.0	0.8
100% Downside 2 scenario	1.9	4.1

Total Group ECL at 31 Dec 2023[2,3]
Reported ECL	3.0	2.5
Scenarios
100% consensus Central scenario	(0.1)	(0.2)
100% consensus Upside scenario	(0.5)	(0.7)
100% consensus Downside scenario	0.4	0.8
100% Downside 2 scenario	2.1	4.5
1    Includes low credit-risk financial instruments, such as debt instruments at FVOCI, which have high carrying values but low ECL under all the scenarios.
2    ECL sensitivities exclude portfolios utilising less complex modelling approaches for the retail portfolio and defaulted obligors for the wholesale portfolio.
3    30 September 2024 excludes the Canada banking business, the sale of which completed on 28 March 2024. 31 December 2023 includes the Canada banking business. 30 September 2024 excludes the retained portfolio following the sale of retail banking operations in France, which completed on 1 January 2024. 31 December 2023 includes all retail banking operations in France.
At 30 September 2024, the Group allowance for ECL decreased in the retail portfolio by $0.5bn and decreased by $0.3bn in the wholesale portfolio, compared with 31 December 2023. There was also a reduction in ECL sensitivity across all scenarios within the retail and wholesale portfolios since 31 December 2023, primarily as a result of the sale of our Canada banking business and sale of our retail banking operations in France during the first half of 2024. This was the main driver of the decrease in Downside 2 ECL sensitivity for the wholesale portfolio.
At 30 September 2024 the retail portfolio sensitivity of the allowance for ECL across all scenarios was lower compared with 31 December 2023. This was due to lower reported ECL levels, reduced macroeconomic forecast uncertainty, reduction in management judgemental adjustments and the implementation of revised models and model methodology across many of the portfolios. This revised methodology maintains the higher sensitivity to the Downside 2 scenario while better reflecting the lower sensitivity to the consensus scenarios.

HSBC Holdings plc Earnings Release 3Q24 on Form 6-K	59

Earnings Release 3Q24 on Form 6-K

Personal lending

Total personal lending for loans and advances to customers at amortised cost by stage distribution
	Gross carrying amount				Allowance for ECL
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	$m	$m	$m	$m	$m	$m	$m	$m
By legal entity
HSBC UK Bank plc	158,071	36,533	1,258	195,862	(158)	(344)	(257)	(759)
HSBC Bank plc[1]	24,251	1,574	337	26,162	(18)	(24)	(104)	(146)
The Hongkong and Shanghai Banking Corporation Limited	195,828	6,328	1,165	203,321	(171)	(370)	(169)	(710)
HSBC Bank Middle East Limited	3,597	140	49	3,786	(15)	(27)	(31)	(73)
HSBC North America Holdings Inc.	20,032	490	350	20,872	(5)	(13)	(13)	(31)
Grupo Financiero HSBC, S.A. de C.V.	11,565	1,214	632	13,411	(155)	(396)	(282)	(833)
Other trading entities[1]	744	49	3	796	(6)	(2)	(2)	(10)
At 30 Sep 2024	414,088	46,328	3,794	464,210	(528)	(1,176)	(858)	(2,562)

By legal entity
HSBC UK Bank plc	146,354	35,190	1,218	182,762	(152)	(490)	(255)	(897)
HSBC Bank plc	14,598	1,747	273	16,618	(24)	(22)	(91)	(137)
The Hongkong and Shanghai Banking Corporation Limited	191,382	7,741	948	200,071	(165)	(402)	(162)	(729)
HSBC Bank Middle East Limited	3,335	397	47	3,779	(19)	(33)	(36)	(88)
HSBC North America Holdings Inc.	18,096	553	364	19,013	(5)	(14)	(16)	(35)
Grupo Financiero HSBC, S.A. de C.V.	12,717	1,740	536	14,993	(197)	(463)	(273)	(933)
Other trading entities	10,052	115	119	10,286	(17)	(10)	(21)	(48)
At 31 Dec 2023	396,534	47,483	3,505	447,522	(579)	(1,434)	(854)	(2,867)
1    At 31 December 2023, ‘Other trading entities‘ included gross carrying amount of $9,079m and allowances for ECL of $23m related to Private Banking entities that were reclassified to HSBC Bank plc to continue the process of simplifying our structure.
Wholesale lending

Total wholesale lending for loans and advances to banks and customers at amortised cost by stage distribution
	Gross carrying amount					Allowance for ECL
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
By legal entity
HSBC UK Bank plc	84,676	13,908	3,820	—	102,404	(219)	(407)	(698)	—	(1,324)
HSBC Bank plc[1]	90,536	7,175	2,490	45	100,246	(66)	(97)	(770)	(18)	(951)
The Hongkong and Shanghai Banking Corporation Limited	301,325	28,384	11,985	37	341,731	(172)	(605)	(4,132)	(23)	(4,932)
HSBC Bank Middle East Limited	25,225	1,309	843	5	27,382	(27)	(9)	(477)	(1)	(514)
HSBC North America Holdings Inc.	31,302	5,028	550	—	36,880	(34)	(126)	(120)	—	(280)
Grupo Financiero HSBC, S.A. de C.V.	13,028	1,360	230	—	14,618	(36)	(44)	(132)	—	(212)
Other trading entities[1]	8,858	385	354	—	9,597	(12)	(4)	(179)	—	(195)
Holding companies, shared service centres and intra-Group eliminations	69	—	—	—	69	—	—	—	—	—
At 30 Sep 2024	555,019	57,549	20,272	87	632,927	(566)	(1,292)	(6,508)	(42)	(8,408)

By legal entity
HSBC UK Bank plc	76,793	18,735	3,769	—	99,297	(213)	(474)	(593)	—	(1,280)
HSBC Bank plc	82,025	8,452	2,673	40	93,190	(69)	(138)	(1,035)	(7)	(1,249)
The Hongkong and Shanghai Banking Corporation Limited	287,876	37,402	7,077	38	332,393	(185)	(696)	(3,349)	(21)	(4,251)
HSBC Bank Middle East Limited	21,927	1,598	894	3	24,422	(17)	(11)	(571)	(2)	(601)
HSBC North America Holdings Inc.	30,797	5,712	583	—	37,092	(24)	(145)	(127)	—	(296)
Grupo Financiero HSBC, S.A. de C.V.	13,714	1,186	382	—	15,282	(39)	(56)	(231)	—	(326)
Other trading entities	11,164	1,739	392	—	13,295	(14)	(13)	(192)	—	(219)
Holding companies, shared service centres and intra-Group eliminations	33	—	—	—	33	—	—	—	—	—
At 31 Dec 2023	524,329	74,824	15,770	81	615,004	(561)	(1,533)	(6,098)	(30)	(8,222)
1    At 31 December 2023, ‘Other trading entities‘ included gross carrying amount of $1,792m and allowances for ECL of $1m related to Private Banking entities that were reclassified to HSBC Bank plc to continue the process of simplifying our structure.

60	HSBC Holdings plc Earnings Release 3Q24 on Form 6-K

Commercial real estate
The following table presents the Group’s exposure to borrowers classified in the commercial real estate sector where the ultimate parent is based in mainland China, as well as all commercial real estate exposures booked on mainland China balance sheets. The exposures and allowances for ECL at 30 September 2024 are split by country/territory and credit quality. Additionally, allowances for ECL are split by stage.
Commercial real estate financing refers to lending that focuses on commercial development and investment in real estate and covers commercial, residential and industrial assets. The exposures in the table are related to companies whose primary activities are focused on these areas. The table also includes financing provided to a corporate or financial entity for the purchase or financing of a property that supports the overall operations of the business. Such exposures are outside of our normal definition of commercial real estate, as applied elsewhere in this Earnings Release 3Q24 on Form 6-K, but are provided here for a more comprehensive view of our property exposures in mainland China.

Mainland China commercial real estate
	Hong Kong	Mainland China	Rest of the Group	Total
	$m	$m	$m	$m
Loans and advances to customers[1]	4,342	4,149	327	8,818
Guarantees issued and others[2]	47	16	6	69
Total mainland China commercial real estate exposure at 30 Sep 2024	4,389	4,165	333	8,887

Distribution of mainland China commercial real estate exposure by credit quality
Strong	186	1,614	110	1,910
Good	542	872	1	1,415
Satisfactory	214	1,184	53	1,451
Sub-standard	817	150	150	1,117
Credit impaired	2,630	345	19	2,994
At 30 Sep 2024	4,389	4,165	333	8,887

Allowance for ECL by credit quality
Strong	—	(4)	—	(4)
Good	—	(4)	—	(4)
Satisfactory	—	(16)	—	(16)
Sub-standard	(140)	(26)	(17)	(183)
Credit impaired	(1,780)	(108)	(3)	(1,891)
At 30 Sep 2024	(1,920)	(158)	(20)	(2,098)

Allowance for ECL by stage distribution
Stage 1	—	(10)	—	(10)
Stage 2	(140)	(40)	(17)	(197)
Stage 3	(1,778)	(108)	(3)	(1,889)
POCI	(2)	—	—	(2)
At 30 Sep 2024	(1,920)	(158)	(20)	(2,098)
ECL coverage %	43.7	3.8	6.0	23.6
1    Amounts represent gross carrying amount.
2    Amounts represent nominal amount for guarantees and other contingent liabilities.

HSBC Holdings plc Earnings Release 3Q24 on Form 6-K	61

Earnings Release 3Q24 on Form 6-K

Mainland China commercial real estate (continued)
	Hong Kong	Mainland China	Rest of the Group	Total
	$m	$m	$m	$m
Loans and advances to customers[1]	6,033	4,917	839	11,789
Guarantees issued and others[2]	255	66	37	358
Total mainland China commercial real estate exposure at 31 Dec 2023	6,288	4,983	876	12,147

Distribution of mainland China commercial real estate exposure by credit quality
Strong	781	1,723	6	2,510
Good	604	953	421	1,978
Satisfactory	679	1,704	261	2,644
Sub-standard	1,298	327	188	1,813
Credit impaired	2,926	276	—	3,202
At 31 Dec 2023	6,288	4,983	876	12,147

Allowance for ECL by credit quality
Strong	—	(3)	—	(3)
Good	—	(5)	(1)	(6)
Satisfactory	(3)	(27)	—	(30)
Sub-standard	(66)	(87)	(16)	(169)
Credit impaired	(1,726)	(125)	—	(1,851)
At 31 Dec 2023	(1,795)	(247)	(17)	(2,059)

Allowance for ECL by stage distribution
Stage 1	—	(10)	—	(10)
Stage 2	(69)	(112)	(17)	(198)
Stage 3	(1,726)	(125)	—	(1,851)
At 31 Dec 2023	(1,795)	(247)	(17)	(2,059)
ECL coverage %	28.5	5.0	1.9	17.0
1    Amounts represent gross carrying amount.
2    Amounts represent nominal amount for guarantees and other contingent liabilities.
The table above shows that commercial real estate financing exposures were $8.9bn at 30 September 2024, down from $12.1bn at 31 December 2023. The reduction was mainly due to repayments by performing customers. Total ‘credit impaired’ exposures at 30 September 2024 were stable, standing at $3.0bn, down from $3.2bn at 31 December 2023.
Allowances for ECL are substantially against unsecured exposures. For secured exposures, allowances for ECL are minimal, reflecting the nature and value of the security held.
Facilities booked in Hong Kong continued to represent the largest proportion of mainland China commercial real estate exposures, although total exposures fell to $4.4bn, down by $1.9bn since 31 December 2023, as a result of de-risking measures, repayments and write-offs. This portfolio remains relatively higher risk, with $2.6bn (31 December 2023: $2.9bn) of exposures in the ‘credit impaired’ category.
At 30 September 2024, the Group had allowances for ECL of $1.9bn (31 December 2023: $1.8bn) held against commercial real estate exposures for companies whose ultimate parent is based in mainland China and which are booked in Hong Kong. ECL coverage increased to 43.7% (31 December 2023: 28.5%) to reflect the assessment of risk associated with this portfolio.
Approximately half of the performing exposure in the Hong Kong portfolio is lending to state-owned enterprises and relatively strong privately-owned enterprises. This is reflected in the relatively low allowance for ECL in this part of the portfolio. Mainland China property market activity remains subdued with housing demand yet to meaningfully recover. Stimulus measures introduced in September 2024 nevertheless demonstrate the government’s determination to stabilise the sector, and while further policy support may be required, these measures represent concerted government efforts to improve market confidence and demand. We continue to monitor developments in the real estate sector closely, including the extent to which government support measures are driving a sustained stabilisation of property market fundamentals and financing conditions.
The Group has additional exposures to mainland China commercial real estate as a result of lending to multinational corporates booked outside of mainland China, which is not incorporated in the table above.

62	HSBC Holdings plc Earnings Release 3Q24 on Form 6-K

Capital risk
Capital overview

Capital and liquidity adequacy metrics
	At
	30 Sep 2024	30 Jun 2024
Risk-weighted assets (‘RWAs‘) ($bn)
Credit risk	690.0	664.1
Counterparty credit	37.6	36.8
Market risk	37.4	37.9
Operational risk	98.9	96.3
Total risk-weighted assets	863.9	835.1
Capital on a transitional basis ($bn)
Common equity tier 1 capital	131.4	125.3
Tier 1 capital	150.6	144.3
Total capital	179.8	172.1
Capital ratios on a transitional basis (%)
Common equity tier 1 ratio	15.2	15.0
Tier 1 ratio	17.4	17.3
Total capital ratio	20.8	20.6
Capital on an end point basis ($bn)
Common equity tier 1 capital	131.4	125.3
Tier 1 capital	150.6	144.3
Total capital	175.6	168.1
Capital ratios on an end point basis (%)
Common equity tier 1 ratio	15.2	15.0
Tier 1 ratio	17.4	17.3
Total capital ratio	20.3	20.1
Liquidity coverage ratio (‘LCR’)
Total high-quality liquid assets ($bn)	649.2	646.1
Total net cash outflow ($bn)	473.0	472.3
LCR (%)[1]	137	137
1    We enhanced our calculation processes during 1H24. As the Group LCR is reported as a 12-month average, the benefit of these changes is being recognised incrementally over the year starting from 30 June 2024.
References to EU regulations and directives (including technical standards) should, as applicable, be read as references to the UK’s version of such regulation or directive, as onshored into UK law under the European Union (Withdrawal) Act 2018, and as may be subsequently amended under UK law.
Capital figures and ratios in the previous table are calculated in accordance with the regulatory requirements of the Capital Requirements Regulation and Directive, the CRR II regulation and the Prudential Regulation Authority (’PRA’) Rulebook (’CRR II’). The table presents them under the transitional arrangements in CRR II for capital instruments and after their expiry, known as the end point.
Regulatory numbers and ratios are as presented at the date of reporting. Small changes may exist between these numbers and ratios and those subsequently submitted in regulatory filings. Where differences are significant, we may restate in subsequent periods.
Capital
At 30 September 2024, our CET1 capital ratio increased to 15.2% from 15.0% at 30 June 2024, driven by an increase in CET1 capital of $6.1bn, partly offset by an increase in RWAs of $28.8bn.
The key drivers impacting the CET1 ratio were:
–a 0.3 percentage point increase from capital generation, mainly through regulatory profits and other reserves, partly offset by dividends and the share buy-back announced with our 2Q24 results;
–a 0.1 percentage point increase from the favourable impact of foreign exchange fluctuations; and
–a 0.2 percentage point decrease driven by higher RWAs, mainly from asset size and asset quality movements.
Our Pillar 2A requirement at 30 September 2024, as per the PRA’s Individual Capital Requirement based on a point-in-time assessment, was equivalent to 2.6% of RWAs, of which 1.5% was required to be met by CET1. Throughout 3Q24, we complied with the PRA’s regulatory capital adequacy requirement.

HSBC Holdings plc Earnings Release 3Q24 on Form 6-K	63

Earnings Release 3Q24 on Form 6-K

Leverage

Leverage ratio
	At
	30 Sep 2024	30 Jun 2024
	$bn	$bn
Tier 1 capital (leverage)	150.6	144.3
Total leverage ratio exposure	2,657.8	2,514.5
	%	%
Leverage ratio	5.7	5.7

Our leverage ratio was 5.7% at 30 September 2024, unchanged from 30 June 2024. The increase in the leverage exposures led to a 0.3 percentage point fall in the leverage ratio, primarily due to growth in the balance sheet, which was offset by a 0.3 percentage point increase due to an increase in tier 1 capital.
At 30 September 2024, our UK minimum leverage ratio requirement of 3.25% was supplemented by a leverage ratio buffer of 1.0%, which consists of an additional leverage ratio buffer of 0.7% and a countercyclical leverage ratio buffer of 0.3%. These buffers translated into capital values of $18.6bn and $8.0bn respectively. We exceeded these leverage requirements throughout 3Q24.
Risk-weighted assets

RWAs by global business
	WPB	CMB	GBM	Corporate Centre	Total RWAs
	$bn	$bn	$bn	$bn	$bn
Credit risk	155.1	313.2	135.9	85.8	690.0
Counterparty credit risk	0.8	0.3	35.3	1.2	37.6
Market risk	1.7	1.4	27.7	6.6	37.4
Operational risk	34.1	33.7	33.3	(2.2)	98.9
At 30 Sep 2024	191.7	348.6	232.2	91.4	863.9
At 30 Jun 2024	182.5	335.7	225.1	91.8	835.1

RWAs by legal entities[1]
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc	HSBC Bank Canada	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities	Holding companies, shared service centres and intra-Group eliminations[2]	Total RWAs
	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn
Credit risk	121.4	76.9	326.6	19.6	63.6	—	24.1	49.1	8.7	690.0
Counterparty credit risk	0.3	20.1	10.6	0.5	3.6	—	0.5	2.0	—	37.6
Market risk[3]	0.2	25.0	27.2	1.6	3.0	—	0.8	1.8	2.5	37.4
Operational risk	18.9	18.8	47.2	3.7	7.2	—	4.5	4.7	(6.1)	98.9
At 30 Sep 2024	140.8	140.8	411.6	25.4	77.4	—	29.9	57.6	5.1	863.9
At 30 Jun 2024	131.5	137.1	401.2	26.1	76.8	—	31.3	55.0	4.9	835.1
1    Balances are on a third-party Group consolidated basis.
2    Balances include HSBC Bank Canada operational risk RWAs due to the averaging calculation and will roll off over future reporting cycles.
3    Market risk RWAs are non-additive across the legal entities due to diversification effects within the Group.

RWA movement by global business by key driver
	Credit risk, counterparty credit risk and operational risk				Market risk	Total RWAs
	WPB	CMB	GBM	Corporate Centre
	$bn	$bn	$bn	$bn	$bn	$bn
RWAs at 1 Jul 2024	181.3	334.5	197.4	84.0	37.9	835.1
Asset size	3.7	5.9	1.6	1.3	(0.7)	11.8
Asset quality	—	0.9	2.2	1.1	—	4.2
Model updates	1.6	0.6	—	(3.3)	—	(1.1)
Methodology and policy	—	(1.9)	—	0.9	0.2	(0.8)
Acquisitions and disposals	(0.1)	—	—	—	—	(0.1)
Foreign exchange movements[1]	3.5	7.2	3.3	0.8	—	14.8
Total RWA movement	8.7	12.7	7.1	0.8	(0.5)	28.8
RWAs at 30 Sep 2024	190.0	347.2	204.5	84.8	37.4	863.9
1    Credit risk foreign exchange movements in this disclosure are computed by retranslating RWAs into US dollars based on the underlying transactional currencies, and other movements in the table are presented on a constant currency basis.

64	HSBC Holdings plc Earnings Release 3Q24 on Form 6-K

RWA movement by legal entities by key driver[1]
	Credit risk, counterparty credit risk and operational risk
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc	HSBC Bank Canada	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities	Holding companies, shared service centres and intra-Group eliminations	Market risk	Total RWAs
	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn
RWAs at 1 Jul 2024	131.3	111.6	372.0	23.5	73.1	—	30.5	53.5	1.7	37.9	835.1
Asset size	3.4	0.6	4.9	0.4	(0.1)	—	0.4	2.7	0.2	(0.7)	11.8
Asset quality	(0.1)	0.6	2.8	—	0.9	—	—	—	—	—	4.2
Model updates	—	(0.5)	(0.2)	(0.4)	—	—	—	—	—	—	(1.1)
Methodology and policy	(1.0)	—	(1.0)	0.2	0.4	—	—	—	0.4	0.2	(0.8)
Acquisitions and disposals	—	—	(0.1)	—	—	—	—	—	—	—	(0.1)
Foreign exchange movements[2]	7.0	3.5	6.0	0.1	0.1	—	(1.8)	(0.4)	0.3	—	14.8
Total RWA movement	9.3	4.2	12.4	0.3	1.3	—	(1.4)	2.3	0.9	(0.5)	28.8
RWAs at 30 Sep 2024	140.6	115.8	384.4	23.8	74.4	—	29.1	55.8	2.6	37.4	863.9
1    Balances are on a third-party Group consolidated basis.
2    Credit risk foreign exchange movements in this disclosure are computed by retranslating RWAs into US dollars based on the underlying transactional currencies, and other movements in the table are presented on a constant currency basis.
RWAs increased by $28.8bn during 3Q24, including a rise of $14.8bn due to foreign currency translation differences. The remaining $14.0bn increase in RWAs was predominantly attributed to asset size and asset quality movements.
Asset size
CMB RWAs rose by $5.9bn, due to an increase in corporate lending, mainly in HSBC UK Bank plc and Asia, and higher sovereign exposures in Asia.
WPB RWAs increased by $3.7bn, due to retail portfolio growth and an increase in sovereign exposures in Asia and Other trading entities.
GBM RWAs increased by $1.6bn, primarily due to higher securities financing exposures and an increased derivatives portfolio in counterparty credit risk, notably in HSBC Bank plc. The increase was partly offset by a fall in corporate exposures, primarily in Asia and the US.
Corporate Centre RWAs increased by $1.3bn, largely driven by movements related to investments in associates from lending growth in SAB and our holding in BoCom, reflected in Other trading entities and Asia respectively.
The $0.7bn decrease in market risk RWAs was mainly attributed to lower value at risk and foreign exchange exposures, which was partly offset by a rise in stressed value at risk, and a higher incremental risk charge from increased positions.
Asset quality
The $4.2bn rise in RWAs was mainly due to unfavourable credit risk migrations in Asia, including in the Hong Kong commercial real estate sector, and the US.
Model update
The $1.1bn fall in RWAs was mainly driven by a $2.2bn change to the financial institutions models, partly offset by an increase in the post-model adjustment for the Hong Kong mortgage model.
Methodology and policy
Credit risk parameter refinements offset by methodology changes, mainly in Asia, HSBC UK Bank plc and the US, led to an RWA decrease of $0.8bn.

HSBC Holdings plc Earnings Release 3Q24 on Form 6-K	65

Earnings Release 3Q24 on Form 6-K

Regulatory and other developments
In the UK, the PRA published its second set of near-final rules on credit risk, the output floor, and reporting and disclosure elements of Basel III Reforms (’Basel 3.1’) in September 2024. Near-final rules in relation to the market risk, credit valuation adjustments, counterparty risk and operational risk elements of the package were published by the PRA in December 2023. The implementation date is delayed by a further six months to 1 January 2026, with an output floor transitional period of four years until 31 December 2029.
We continue to assess the impact of Basel 3.1 standards on our capital, including the recent release of more beneficial PRA near-final rules, developments in the US and associated implementation challenges (including data provision). We continue to expect that the impact on our CET1 ratio at 1 January 2026 will be immaterial.
The work by Basel on climate-related financial risks across all three pillars of regulation, supervision and disclosure is ongoing. The initial work by Basel concluded that climate risk drivers, including physical and transition risks, can be captured in traditional financial risk categories such as credit, market, operational and liquidity risks. As part of its wider efforts to improve ESG risk coverage, Basel consulted in November 2023 on a Pillar 3 disclosures framework for climate-related financial risks with a proposed effective date of 1 January 2026.
Regulatory transitional arrangements for IFRS 9 ‘Financial Instruments‘
We have adopted the regulatory transitional arrangements of the Capital Requirements Regulation for IFRS 9, including paragraph four of article 473a. These allow banks to add back to their capital base a proportion of the impact that IFRS 9 has upon their loan loss allowances. Our capital and ratios are presented under these arrangements throughout the tables in this section, including the end point figures.
For further details, see our Pillar 3 Disclosures at 30 September 2024, which is expected to be published on or around 5 November 2024 at www.hsbc.com/investors.

66	HSBC Holdings plc Earnings Release 3Q24 on Form 6-K

Additional information
Dividends
Second interim dividend for 2024
On 31 July 2024, the Directors approved a second interim dividend for 2024 of $0.10 per ordinary share, which was paid on 27 September 2024 in cash. The sterling and Hong Kong dollar amounts of approximately £0.075817 and HK$0.779073 were calculated using the forward exchange rates quoted by HSBC Bank plc in London at or about 11.00am on 16 September 2024.
Third interim dividend for 2024
On 29 October 2024, the Directors approved a third interim dividend in respect of the financial year ending 31 December 2024 of $0.10 per ordinary share (the ‘dividend‘), a distribution of approximately $1.814bn. The dividend will be payable on 19 December 2024 to holders of record on the Principal Register in the UK, the Hong Kong Overseas Branch Register or the Bermuda Overseas Branch Register on 8 November 2024.
The dividend will be payable in US dollars, or in pounds sterling or Hong Kong dollars at the forward exchange rates quoted by HSBC Bank plc in London at or about 11.00am on 9 December 2024. The ordinary shares in London, Hong Kong and Bermuda will be quoted ex-dividend on 7 November 2024. American Depositary Shares (‘ADSs’) in New York will be quoted ex-dividend on 8 November 2024.
The default currency on the Principal Register in the UK is pounds sterling, and dividends can also be paid in Hong Kong dollars or US dollars, or a combination of these currencies. International shareholders can register to join the Global Dividend Service to receive dividends in their local currencies. Please register and read the terms and conditions at www.investorcentre.co.uk. UK shareholders can also register their sterling bank mandates at www.investorcentre.co.uk.
The default currency on the Hong Kong Overseas Branch Register is Hong Kong dollars, and dividends can also be paid in US dollars or pounds sterling, or a combination of these currencies. Shareholders can arrange for direct credit of Hong Kong dollar cash dividends into their bank account, or arrange to send US dollar or pound sterling cheques to the credit of their bank account. Shareholders can register for these services at www.investorcentre.com/hk. Shareholders can also download a dividend currency election form from www.hsbc.com/dividends, www.investorcentre.com/hk, or www.hkexnews.hk.
The default currency on the Bermuda Overseas Branch Register is US dollars, and dividends can also be paid in Hong Kong dollars or pounds sterling, or a combination of these currencies. Shareholders can change their dividend currency election by contacting the Bermuda investor relations team. Shareholders can download a dividend currency election form from www.hsbc.com/dividends.
Changes to currency elections must be received by 5 December 2024 to be effective for this dividend.
The dividend will be payable on ADSs, each of which represents five ordinary shares, on 19 December 2024 to holders of record on 8 November 2024. The dividend of $0.50 per ADS will be payable by the depositary in US dollars. Alternatively, the cash dividend may be invested in additional ADSs by participants in the dividend reinvestment plan operated by the depositary. Elections must be received by 29 November 2024.
Any person who has acquired ordinary shares registered on the Principal Register in the UK, the Hong Kong Overseas Branch Register or the Bermuda Overseas Branch Register but who has not lodged the share transfer with the Principal Registrar in the UK, Hong Kong Overseas Branch Registrar or Bermuda Overseas Branch Registrar should do so before 4.00pm local time on 8 November 2024 in order to receive the dividend.
Ordinary shares may not be removed from or transferred to the Principal Register in the UK, the Hong Kong Overseas Branch Register or the Bermuda Overseas Branch Register on 8 November 2024. Any person wishing to remove ordinary shares to or from each register must do so before 4.00pm local time on 7 November 2024.
Shares repurchased under HSBC Holdings plc buy-backs, which have not yet been cancelled from the Hong Kong custodians CCASS account as at the record date, will not be eligible for the dividend.
Transfers of ADSs must be lodged with the depositary by 11.00am on 8 November 2024 in order to receive the dividend. ADS holders who receive a cash dividend will be charged a fee, which will be deducted by the depositary, of $0.005 per ADS per cash dividend.
Dividend on preference shares
A quarterly dividend of £0.01 per Series A sterling preference share is payable on 15 March, 17 June, 16 September and 16 December 2024 for the quarter then ended at the sole and absolute discretion of the Board of HSBC Holdings plc. Accordingly, the Board of HSBC Holdings plc has approved a quarterly dividend to be payable on 16 December 2024 to holders of record on 29 November 2024.
For and on behalf of
HSBC Holdings plc
Aileen Taylor
Company Secretary
The Board of Directors of HSBC Holdings plc as at the date of this announcement comprises: Sir Mark Edward Tucker*, Georges Bahjat Elhedery, Geraldine Joyce Buckingham†, Rachel Duan†, Dame Carolyn Julie Fairbairn†, James Anthony Forese†, Ann Frances Godbehere†, Steven Craig Guggenheimer†, Dr José Antonio Meade Kuribreña†, Kalpana Jaisingh Morparia†, Eileen K Murray†, Brendan Robert Nelson† and Swee Lian Teo†.
*    Non-executive Group Chairman
†    Independent non-executive Director

HSBC Holdings plc Earnings Release 3Q24 on Form 6-K	67

Earnings Release 3Q24 on Form 6-K

Investor relations/media relations contacts

For further information contact:

Investor relations	Media relations
UK – Neil Sankoff	UK – Gillian James
Telephone: +44 (0) 20 7991 5072	Telephone: +44 (0)7584 404 238
Email: investorrelations@hsbc.com	Email: pressoffice@hsbc.com

Hong Kong – Yafei Tian	UK – Kirsten Smart
Telephone: +852 2899 8909	Telephone: +44 (0)7725 733 311
Email: investorrelations@hsbc.com.hk	Email: pressoffice@hsbc.com

Hong Kong – Aman Ullah
Telephone: +852 3941 1120
Email: aspmediarelations@hsbc.com.hk

68	HSBC Holdings plc Earnings Release 3Q24 on Form 6-K

Abbreviations

1H24	First half of 2024
1Q23	First quarter of 2023
1Q24	First quarter of 2024
2Q23	Second quarter of 2023
2Q24	Second quarter of 2024
3Q23	Third quarter of 2023
3Q24	Third quarter of 2024
4Q23	Fourth quarter of 2023
4Q24	Fourth quarter of 2024
9M23	First nine months of 2023
9M24	First nine months of 2024
ADR	American Depositary Receipt
ADS	American Depositary Share
AIBL	Average interest-bearing liabilities
AIEA	Average interest-earning assets
Banking NII	Banking net interest income
Basel III	Basel Committee’s reforms to strengthen global capital and liquidity rules
Basel 3.1	Outstanding measures to be implemented from the Basel III reforms
BoCom	Bank of Communications Co., Limited, one of China‘s largest banks
Bps	Basis points. One basis point is equal to one-hundredth of a percentage point
CET1	Common equity tier 1
CMB	Commercial Banking, a global business
CODM	Chief Operating Decision Maker
Corporate Centre	Corporate Centre comprises Central Treasury, our legacy businesses, interests in our associates and joint ventures, central stewardship costs and consolidation adjustments
CRR II	The regulatory requirements of the Capital Requirements Regulation and Directive, the CRR II regulation and the PRA Rulebook
CSM	Contractual service margin
Dec	December
EBA	European Banking Authority
ECL
Expected credit losses. In the income statement, ECL is recorded as a change in expected credit losses and other credit impairment charges. In the balance sheet, ECL is recorded as an allowance for financial instruments to which only the impairment requirements in IFRS 9 are applied

ESG	Environmental, social and governance
EU	European Union
FDIC	Federal Deposit Insurance Corporation
FTE	Full-time equivalent staff
FVOCI	Fair value through other comprehensive income
FX	Foreign exchange
GAAP	Generally accepted accounting principles
GBM	Global Banking and Markets, a global business
GDP	Gross domestic product
GEC	Group Executive Committee
GPS	Global Payments Solutions, the business formerly known as Global Liquidity and Cash Management
Group	HSBC Holdings together with its subsidiary undertakings
GTS	Global Trade Solutions, the business formerly known as Global Trade and Receivables Finance
Hong Kong	Hong Kong Special Administrative Region of the People’s Republic of China
HSBC	HSBC Holdings together with its subsidiary undertakings
HSBC Bank plc	HSBC Bank plc, also known as the non-ring-fenced bank
HSBC Holdings	HSBC Holdings plc, the parent company of HSBC
HSBC UK	HSBC UK Bank plc, also known as the ring-fenced bank
IAS	International Accounting Standards
Ibor	Interbank offered rate
IFRSs	International Financial Reporting Standards
IVB	HSBC Innovation Banking
Jun	June
JV	Joint venture
LCR	Liquidity coverage ratio
Long term	For our financial targets, we define long term as five to six years, commencing 1 January 2024
Mainland China	People’s Republic of China excluding Hong Kong and Macau
Mar	March
Medium term	For our financial targets, we define medium term as three to four years, commencing 1 January 2024
MENAT	Middle East, North Africa and Türkiye
MSS	Markets and Securities Services, HSBC’s capital markets and securities services businesses in Global Banking and Markets
Net operating income	Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue
NII	Net interest income
NIM	Net interest margin
POCI	Purchased or originated credit-impaired financial assets
PRA	Prudential Regulation Authority (UK)
Revenue	Net operating income before ECL
RoE	Return on average ordinary shareholders’ equity
RoTE	Return on average tangible equity

HSBC Holdings plc Earnings Release 3Q24 on Form 6-K	69

Earnings Release 3Q24 on Form 6-K

RWA	Risk-weighted asset
SAB	Saudi Awwal Bank, which was formed from the merger between The Saudi British Bank and Alawwal Bank
Sep	September
SVB UK	Silicon Valley Bank UK Limited, now HSBC Innovation Bank Limited
UAE	United Arab Emirates
UK	United Kingdom
US	United States of America
WPB	Wealth and Personal Banking, a global business
$m/$bn/$tn	United States dollar millions/billions/trillions. We report in US dollars

Registered office and Group head office: 8 Canada Square, London, E14 5HQ, United Kingdom
Web: www.hsbc.com
Incorporated in England with limited liability. Registered number 617987

Paste the following link into your web browser, to view the associated Data Pack PDF document.
http://www.rns-pdf.londonstockexchange.com/rns/4963M_1-2024-4-29.pdf

70	HSBC Holdings plc Earnings Release 3Q24 on Form 6-K

      SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 29, 2024	HSBC Holdings plc
	By:	/s/ Jonathan Bingham
	Name:	Jonathan Bingham
	Title:	Interim Group Chief Financial Officer